CIRCUMPACIFIC ENERGY CORPORATION

TSX Venture Exchange Code: CER
Vancouver Office: 2110 - 1177 W. Hastings St., Vancouver, BC, V6E 2K3 PH: 604-688-5007 FAX: 604-681-5259

EXEMPTION NUMBER 82-3102

May 16, 2002

United States Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Filings
450-5th Street N.W.
Judiciary Plaza
Washington, D.C.
USA 20549

02034858

SUPPL

02 JUN 11 AM 11:53

Dear Sir:

Re: Circumpacific Energy Corporation
Exemption Number 82-3102
Follow up Submission to Rule 12g3-2(b)

We now enclose herewith the following materials for our 12g3-2(b) exemption:

INFORMATION	BY WHOM REQUIRED AND WHEN
A. News Releases: December 18, 2000 January 30, 2001 February 2, 2001 February 5, 2001 March 1, 2001 April 25, 2001 May 14, 2001 May 25, 2001 July 23, 2001 August 10, 2001 September 7, 2001 October 10, 2001 December 5, 2001 December 18, 2001 January 23, 2002 February 4, 2002 February 14, 2002 March 12, 2002 March 22, 2002 March 26, 2002	Required by the **TSX Venture Exchange** (the "Exchange") and pursuant to National Policy Statement No. 40 entitled Timely Disclosure that states that news releases must be issued as promptly as possible after an important corporate development.

PROCESSED
JUN 19 2002
P THOMSON FINANCIAL

dw 6/18

April 8, 2002
May 6, 2002
May 6, 2002
May 15, 2002

B. Material Change Report:

Pursuant to Section 85(1) of the **Securities Act** the Company is required to file notice of a material change with the Securities Commission.

December 18, 2000
January 30, 2001
February 2, 2001
February 5, 2001
March 1, 2001
April 25, 2001
May 14, 2001
May 25, 2001
July 23, 2001
August 10, 2001
September 7, 2001
October 10, 2001
December 5, 2001
December 18, 2001
January 23, 2002
February 4, 2002
February 14, 2002
March 12, 2002
March 22, 2002
March 26, 2002
April 8, 2002
May 6, 2002
May 6, 2002
May 15, 2002

C. Quarterly Reports:

Under the **Securities Act Rules 145, 152** a reporting company is required to file, within 60 days of the end of its first, second and third fiscal quarters of the current fiscal year, interim financial statements ("quarterly financial statements"). The quarterly intervals for Circumpacific Energy Corporation are the end of September, December and March in each fiscal year. June 30th is fiscal year end.

December 31, 2000
March 31, 2001
September 30, 2001
December 31, 2001

D. Consolidated Financial Statements to:

Pursuant to Section 169 of the **Yukon Business Corporations Act**, the directors must place before a meeting of the members a directors' report and comparative financial statement, including auditor's report; and pursuant to the **Securities Act Rules 145**, each listed

June 30, 2001

company is required to file with the Securities Commission, within 140 days of the end of the latest financial year and send to shareholders comparative annual financial statements. The fiscal year end for the company is June 30.

E. Advance Notice of Annual General Meeting dated:
September 12, 2001

Pursuant to Section 135 of the **Yukon Business Corporations Act**, and National Policy No. 41, the company must give 42 days advance notice before a general meeting at which a director is to be elected and take place.

F. Notice of Annual General Meeting dated:
October 9, 2001

Pursuant to Section 167 of the **Yukon Business Corporations Act,** not less than 21 days notice of an Annual General Meeting must be given to shareholders. Pursuant to National Policy Statement No. 41 entitled Shareholder Communication, a company must take steps to notify its shareholders of the Annual General Meeting 33 days prior to the meeting.

G. Proxy Solicited by Management to be held:
November 15, 2001

Pursuant to the **Yukon Business Corporations Act**, Section 101(1) of the Securities Act and National Policy Statement No. 41, the management of a reporting company shall concurrently with, or before, giving notice of a general meeting send a form of proxy for use at the meeting to every member who is entitled to vote at the meeting.

H. Management Proxy Circular dated
October 9, 2001

Pursuant to Section 178 of the **Yukon Business Corporations Act**, Section 101(2) of the **Securities Act** and National Policy Statement No. 41 the management of a company shall not solicit proxies to vote shares of the company unless an information circular accompanying the notice of the meeting is sent to every member of the company whose proxy is solicited.

I. Annual Report of the Directors to the Shareholders
October 12, 2001

Pursuant to Section 169 of the **Yukon Business Corporations Act**, and National Policy Statement No. 41, the directors must place before a meeting of the members a director's report and comparative financial statement, including auditor's report.

J. Mailing Confirmation to the Securities Commission dated:
March 8, 2002
December 3, 2001
October 24, 2001
May 31, 2001
March 1, 2001

Pursuant to Sections 152 of the **British Columbia Securities Act Rules**, National Policy No. 41 the information circular and other material must be filed with the Securities Commission after the material has been mailed to shareholders.

K. Annual Information Form:
January 10, 2002
December 14, 2001

Pursuant to **Multi-lateral Instrument 45-102** is filed with the Securities Commission

L. Form 45-9025 Report of Exempt Distribution:

Pursuant to Section 139 of the **British Columbia Securities Act Rules** notice of exempt distribution of securities required to be filed within 10 days of the distribution.

M. Offering Memorandum:
December 15, 2000

Pursuant to **Multi-lateral Instrument 45-103** Disclosure of material facts for certain distribution of securities exempt from the prospectus requirements in the B.C. Securities and Alberta Securities Act.

Security Holders of the Company Resident in the United States.

Based upon the Company's knowledge, and according to the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, as of May 10, 2002 holders of record are residents of the United States and hold 309,700 common shares without par value in the capital of the Company, representing 1.13% of the total number of common shares issued and outstanding in the capital of the Company. To the Company's knowledge, such shares were acquired through the facilities of the TSX Venture Exchange.

If you have any question please do not hesitate to contact me.

Sincerely;

Charles Ross, Director

Company Name **CIRCUMPACIFIC ENERGY CORPORATION - COMMON SHARES**

Record Date **2002-05-10**

Holder Name	Address	City	Prov	Postal/Zip	Country	Total Shares
A M W INVESTMENTS PTY LIMITED	PO BOX 143	BALLARAT VIC 3353 AUSTRALIA			AUSTRALIA	50,000
ARMSTRONG, JOHN M	41 PITT ST	KIRRIBILLI NSW AUSTRALIA		2061	AUSTRALIA	1,000
ARMSTRONG, ROBYN I	41 PITT ST	KIRRIBILLI NSW AUSTRALIA		2061	AUSTRALIA	1,000
ARMSTRONG, SARA	41 PITT ST	KIRRIBILLI NSW AUSTRALIA		2061	AUSTRALIA	1,000
BEAVERS, D LEROY	420 OAKHILL PL SW	CALGARY	AB	T2V 3X6	CANADA	25,000
BELLU, ANTONIA	15 DALKEITH ST	NORTHBRIDGE NSW AUSTRALIA		2063	AUSTRALIA	1,000
BERUKOFF, WALTER	213 WEST 1ST ST	NORTH VANCOUVER	BC	V7M 1B3	CANADA	1
BRAILEY, LEX	C/-MEZZANINE FL AUSTRALIA PLACE 15/17 WILLIAM ST	SYDNEY AUSTRALIA			AUSTRALIA	1,000
BURRELL, BRUCE	LEVEL 9 60 PITT ST	SYDNEY NSW AUSTRALIA		2000	AUSTRALIA	1,000
CASULA, MARINA	15 DALKEITH ST	NORTHBRIDGE NSW AUSTRALIA		2063	AUSTRALIA	1,000
CASULA, TONY	15 DALKEITH ST	NORTHBRIDGE NSW AUSTRALIA		2063	AUSTRALIA	1,000
CDS & CO (NCI)	PO BOX 1038 STN A 25 THE ESPLANADE	TORONTO	ON	M5W 1G5	CANADA	16,050,731
CEDE & CO	BOX 20 BOWLING GREEN STATION	NEW YORK	NY	10004	USA	306,700
COWAN, BEN	84 DARLING POINT RD	DARLING POINT NSW AUSTRALIA		2027	AUSTRALIA	1,000
COWAN, EDWARD	84 DARLING POINT RD	DARLING POINT NSW AUSTRALIA		2027	AUSTRALIA	1,000

COWAN, JANET	84 DARLING POINT RD	DARLING POINT NSW AUSTRALIA		2027	AUSTRALIA	1,000
COWAN, RICHARD	84 DARLING POINT RD	DARLING POINT NSW AUSTRALIA		2027	AUSTRALIA	1,000
COWAN, THOMAS	84 DARLING POINT RD	DARLING POINT NSW AUSTRALIA		2027	AUSTRALIA	1,000
DAVID, CAROL	GPO BOX 4587	SYDNEY NSW AUSTRALIA		2001	AUSTRALIA	1,000
DICK, RICHARD A	2307 CASCADE ST	MATSQUI	BC	V2T 3G2	CANADA	1,000
DRILLSEARCH ENERGY (CANADA) INC	1540 700 - 6TH AVE SW	CALGARY ALBERTA		T2P 0T8	CANADA	3,611,000
DRILLSEARCH NL	7TH FL 283 GEORGE ST	SYDNEY NSW AUSTRALIA		2000	AUSTRALIA	20,000
FAENZA, MATTHEW A	8206 ANNA	WARREN	MI	48093	USA	3,000
FAST DIVORCES PTY LIMITED	7TH FL 283 GEORGE ST	SYDNEY NSW AUSTRALIA		2000	AUSTRALIA	1,000
FLETCHER, BARBARA J	10/94 MOUNT ST	COOGEE NSW AUSTRALIA		2034	AUSTRALIA	1,000
FRESH-IN INVESTMENTS LIMITED	ROOM 1201 GOLDEN STAR BLDG 20 LOCKHART ROAD	WANCHAI, HONG KONG			HONG KON	3,077,205
GALLAGHER, ALAN JAMES	C-LEVEL 1 85 TAMAR ST	BALLINA NSW AUSTRALIA		2478	AUSTRALIA	1,000
GALLAGHER, ALISON	"HILLGROVE" PURLEWAUGH VIA COONABABABRAN	NSW AUSTRALIA		2357	AUSTRALIA	1,000
GALLAGHER, FAYE	22 YOUNGMANS RD	MARON CREEK NSW AUSTRALIA		2480	AUSTRALIA	1,000
GALLAGHER, JAMES RICHARD	6/125 DARLING ST	BALMAIN NSW AUSTRALIA		2041	AUSTRALIA	1,000
GALLAGHER, MICHAEL	"BLENHEIM" OXLEY HIGHWAY	COONABARABRAN NSW AUSTRALIA		2357	AUSTRALIA	1,000
GEMENIS, EVE	82 VICTORIA ST BELLEVUE HILL	NSW AUSTRALIA		2023	AUSTRALIA	1,000
GRANT, CAROL	C/-CASA INTERIORS 8 CROSS ST	DOUBLE BAY NSW AUSTRALIA		2028	AUSTRALIA	1,000

GRAY, KAREN	10/94 MOUNT ST	COOGEE NSW AUSTRALIA		2034	AUSTRALIA	1,000
HAWTHORN, HELEN	4/10 WILLIAM ST	DOUBLE BAY NSW AUSTRALIA		2028	AUSTRALIA	1,000
HOLT, CHRISTOPHER B	32 TURNER ST	LAMBTON NSW AUSTRALIA		2299	AUSTRALIA	1,000
HOLT, LUCY	32 TURNER ST	LAMBTON NSW AUSTRALIA		2299	AUSTRALIA	1,000
HOMESTAKE LIMITED	BEVERLY HILLS A-2 4TH FL 6 BROADWOOD RD	HAPPY VALLEY HONG KONG			HONG KON	925,000
HUTT, MICHAEL L	43 BAY RD	OATLEY NSW AUSTRALIA		2223	AUSTRALIA	1,000
KELSO, ANNIE E	11 NARANI CRES	NORTHBRIDGE NSW AUSTRALIA		2063	AUSTRALIA	1,000
KELSO, ANTHONY J	13 NARANI CRES	NORTHBRIDGE NSW AUSTRALIA		2063	AUSTRALIA	1,000
KELSO, CATHERINE	302 SAILORS BAY RD	NORTHBRIDGE NSW AUSTRALIA		2063	AUSTRALIA	1,000
KELSO, PHILIP A	13 NARANI CRES	NORTHBRIDGE NSW AUSTRALIA		2063	AUSTRALIA	1,000
KELSO, PHILIP F	LEVEL 4 34 HUNTER ST	SYDNEY NSW AUSTRALIA		2000	AUSTRALIA	241,000
KELSO., PHILIP	1540 700-6TH AVE SW	CALGARY	AB	T2P 0T8	CANADA	25,000
KUN YICK INTERNATIONAL LIMITED	GOOD HOPE BUILDING RM 1001 612 NATHAN RD	KOWLOON HONG KONG			HONG KON	900,000
MCKENZIE, DONALD	GPO BOX 4345	SYDNEY NSW AUSTRALIA		2001	AUSTRALIA	1,000
MCKENZIE, JAN	GPO BOX 4345	SYDNEY NSW AUSTRALIA		2001	AUSTRALIA	1,000
MCKENZIE, RICHARD	GPO BOX 4345	SYDNEY NSW AUSTRALIA		2001	AUSTRALIA	1,000
MCLENNAN, ROBERT M	21-14 WILGA ST BONDI BEACH	NSW AUSTRALIA		2026	AUSTRALIA	1,000
METHOT, YVAN	C/-CASA INTERIORS 8 CROSS ST	DOUBLE BAY NSW AUSTRALIA		2028	AUSTRALIA	1,000

MIDDLETON, KYM	C/-BLOCH FOR DANCERS 2ND GALLERY LEVEL THE STRAND ARCADE PITT ST	SYDNEY NSW AUSTRALIA		2000	AUSTRALIA	1,000
MIDDLETON, SHIRLEY	C/-SHAW STOCKBROKING LTD GPO BOX 3604	SYDNEY NSW AUSTRALIA		2001	AUSTRALIA	1,000
MINERAL VENTURES AND RESOURCES N L	7TH FL 283 GEORGE ST	SYDNEY NSW AUSTRALIA		2000	AUSTRALIA	1,000
NGAI HING LIMITED	FLAT A 10TH FLR KAILEY COURT 67-71 KING'S RD	NORTH POINT HONG KONG CHINA			CHINA	925,000
RAND, HAROLD	210-4345 GRANGE ST	BURNABY	BC	V5H 1P4	CANADA	4,000
RENSHAW, BARBARA HELEN	"BOOGADAH"	BINNAWAY NSW AUSTRALIA		2395	AUSTRALIA	1,000
RENSHAW, CAROLINA UNA	4/150 BELLEVUE RD BELLEVUE HILL	NSW AUSTRALIA		2023	AUSTRALIA	1,000
RENSHAW, EDWIN	5 NELSON ST PORT MELBOURNE	VIC AUSTRALIA		3207	AUSTRALIA	1,000
RENSHAW, HOWARD VICTOR	4/150 BELLEVUE RD BELLEVUE HILL	NSW AUSTRALIA		2023	AUSTRALIA	1,000
RENSHAW, REBECCA	5 NELSON ST PORT MELBOURNE	VIC AUSTRALIA		3207	AUSTRALIA	1,000
RENSHAW, SARAH	4/10 WILLIAM ST	DOUBLE BAY NSW AUSTRALIA		2028	AUSTRALIA	1,000
RENSHAW, STEPHEN	"BOOGADAH"	BINNAWAY NSW AUSTRALIA		2395	AUSTRALIA	1,000
RENSHAW., HOWARD	1540 700-6TH AVE SW	CALGARY	AB	T2P 0T8	CANADA	25,000
RICHARD L COWAN HOLDINGS PTY LIMITED	LEVEL 4 111 HARRINGTON ST	SYDNEY NSW AUSTRALIA		2000	AUSTRALIA	1,000
RICHARD L COWAN INVESTMENTS PTY LTD	LEVEL 4 111 HARRINGTON ST	SYDNEY NSW AUSTRALIA		2000	AUSTRALIA	1,000
SILVER, ANTONIA	82 VICTORIA ST	BELLEVUE HILL NSW AUSTRALIA		2023	AUSTRALIA	1,000
SILVER, MICHAEL B	13 NARANI CRESCENT	NORTHBRIDGE NSW AUSTRALIA			AUSTRALIA	1,000
SUPIT, CARL	34 JAMIESON ST	GRANVILLE NSW AUSTRALIA		2142	AUSTRALIA	1,000

SUPIT, JANE	7TH FL 283 GEORGE ST	SYDNEY NSW AUSTRALIA		2000	AUSTRALIA	1,000
TARGET RESOURCES (ALBERTA) INC	3405-11TH STREET SW	CALGARY	AB	T2T 3M2	CANADA	1,175,000
WEST CANADA DEPOSITORY TRUST COMPANY	BOX 10338 609 GRANVILLE ST	VANCOUVER	BC	V7Y 1J9	CANADA	3,000
WILMID PTY LIMITED	BOX 1347	BOWRAL NSW AUSTRALIA		2576	AUSTRALIA	1,000
WILSON, WALTER BRIAN	C/-CAVALIER YACHTS PTY LTD K3A 12 PIKE ST	RYDALMERE NSW AUSTRALIA		2116	AUSTRALIA	1,000
WOODS, JEX	BOX 1059 STATION A	VANCOUVER	BC	V6C 2P1	CANADA	1

A. News Releases:

December 18, 2000
January 30, 2001
February 2, 2001
February 5, 2001
March 1, 2001
April 25, 2001
May 14, 2001
May 25, 2001
July 23, 2001
August 10, 2001
September 7, 2001
October 10, 2001
December 5, 2001
December 18, 2001
January 23, 2002
February 4, 2002
February 14, 2002
March 12, 2002
March 22, 2002
March 26, 2002
April 8, 2002
May 6, 2002
May 6, 2002
May 15, 2002

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

02 JUN 11 AM 11:50

CDNX Trading Symbol: **CER**

December 18, 2000

NEWS RELEASE

CIRCUMPACIFIC ENERGY CORPORATION (the "Company") has negotiated a brokered private placement with Yorkton Securities Inc. for the sale of 5,715,000 flow-through common shares at a price of $0.35 per flow-through share for a total consideration of $2,000,250.

The Company has entered into a letter agreement with Yorkton Securities Inc. pursuant to which Yorkton Securities Inc. will receive a cash financing fee for this placement equal to 9% of the flow-through shares sold and broker's warrants equal to 10% of the flow-through shares sold.

The proceeds from the private placement will be used for seismic and drilling on the Company's properties. The private placement is subject to regulatory acceptance and the Company filing an Annual Information Form prior to closing.

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **January 30, 2001**

NEWS RELEASE

The Company is pleased to announce a private placement of 697,715 flow-through common shares in its capital at a purchase price of $0.35 per share has closed. The Company issued Yorkton Securities Inc. a finder's fee comprised of a broker's warrant for the purchase of up to 68,731 common shares in the capital of the Company exercisable at a price of $0.35 per share for the period of one year and at $0.50 per share for six months thereafter. The flow-through shares and any shares issued on the exercise of the broker's warrant are subject to a hold period expiring on May 25, 2001.

"Charles Ross", Director

CIRCUMPACIFIC ENERGY CORPORATION

1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **February 02, 2001**

NEWS RELEASE

Circumpacific Energy Corporation announces that pursuant to a resolution passed by shareholders on December 8, 2000 the number of options reserved for issuance under the stock option plan has been increased from 3,351,784 to 3,961,785. Additionally the shareholders approved a resolution to change the vesting provision of the Plan so that the options vest as to 25% upon regulatory approval and 12-1/2% every quarter thereafter.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** February 5, 2001

NEWS RELEASE

Farm-In Agreement with Drillsearch Energy (Canada) Inc., Talbot Lake area, Alberta

Circumpacific Energy Corporation announces that it has entered into a farm-in agreement with Drillsearch Energy (Canada) Inc. whereby Circumpacific can earn a 75% working interest in up to 70 sections of gas prospective lands currently held 100% by Drillsearch Energy (Canada) Inc.

The Circumpacific program, expected to commence this winter, will consist of 2 re-completions, a minimum of 3 drilling wells, plus a continuing option to drill sufficient additional wells to earn its interest in Drillsearch Energy (Canada) Inc.'s entire Talbot Lake land inventory.

Seismic interpretation at Talbot Lake has identified a significant number of potential Cretaceous age gas sand prospects. Successful wells from this drilling program are anticipated to deliver gas at rates of up to 3 MMCF/D.

Well tie-ins are projected to be completed in March, 2001 which will ensure that the new gas reserves are immediately converted into gas sales. Any further drilling will be directly related to the success of the initial program and rig availability.

The Company welcomes this opportunity to add significant natural gas reserves to its inventory and to augment its petroleum revenue.

For further information Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com or visit Circumpacific's website at www.circumpacific.com.

Charles Ross, Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER**

March 1, 2001

NEWS RELEASE

Circumpacific Energy Corp. commences earning a 75% interest in a 70 section block at Talbot Lake, Alberta

Circumpacific Energy Corporation announces the commencement of the Winter 2001 drilling and re-completion program at Talbot Lake.

The Circumpacific program consists of the workover/re-completion of 3 wells, and the drilling of 3 new wells. To date, the workover of the 2-32-96-10W5 well has been completed successfully with the well's gross production increasing from 100 mcf/d to 500 mcf/d. Re-completion of the 13-21-97-10W5 and the 7-29-97-10W5 wells is anticipated to commence March 5th, 2001. Circumpacific has contracted the Midwest #6 rig to drill 3 new wells to depths ranging from 450 – 600 meters. The first well should spud on Saturday, March 3rd, 2001.

Seismic interpretation of 2D seismic at Talbot Lake has identified a significant number of Cretaceous age bright spot anomalies suggesting the presence of gas filled sands. Successful wells from this drilling program are anticipated to deliver gas at rates of up to 3+ MMCF/D.

Subject to ground conditions well tie-ins to the 6 ½" pipeline gathering system are projected to commence the week of March 12th, 2001. It is anticipated that all new gas production can be processed through Gulf's Talbot Lake Gas plant.

The Company welcomes this opportunity to add significant natural gas reserves to its inventory and to augment its petroleum revenue. For further information Howard Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com or visit Circumpacific's website at www.circumpacific.com.

Charles Ross, Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue SW
Calgary, AB, T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-Mail: corporate@circumpacific.com

CDNX Trading Symbol: CER **April 25, 2001**

NEWS RELEASE

Circumpacific Energy Corporation – Lambert Gas Well, West Central Alberta Progress Report

Well Name and Circumpacific Interest:

Talisman Oiltec Lambert 5-4-52-22 W5M.
Circumpacific has earned a 14% working interest in the well and in 3 sections of Crown Leases.

Area Location:
Lambert is approximately 180 km. west of Edmonton, Calgary, Canada

Progress Report:

1. *Background*

In October 2000, Circumpacific with Talisman Energy Inc. ("Talisman:) as operator drilled to contract depth of 4,900 meters on a deep multi zone gas well at Lambert. Drilling encountered a number of gas zones including a 20-meter gas column at the base of the Devonian Age Leduc Formation.

2. *Current Progress*

At our last report on October 31, 2000, the Lambert well had been suspended pending completion of a 3-½ mile vertical seismic profiling survey. The purpose of the survey was to investigate the presence, position and geometry of the Devonian Age Leduc Formation reef. That survey has now been completed and interpretation is in progress.

Subject to the results of the interpretation of the seismic survey, Circumpacific anticipates that it will participate in a deviated well to be drilled from the 3,734 meter intermediate casing point to further test the Leduc reef prospect.

Further Report:

A further report will be issued at the time the partners have concluded the interpretation and made a decision on the deviated well. On the basis of current work schedules, such report should be issued no later than 20th May, 2001.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

"Charles Ross", Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **May 14, 2001**

NEWS RELEASE

Circumpacific Participates in a Deep, High Impact Gas Well

at Mica in N.E. British Columbia.

Circumpacific Energy Corporation announced today that it has entered a farm-in agreement with Talisman Energy Inc. ("Talisman") to drill a 3,700-meter Devonian gas test in the Mica area on the border of Alberta and NEBC. The target horizon for this well is Devonian age and has been defined by 3-D seismic. The Prospect is approximately 7 miles east of the analogous producing gas pools of West Doe and Parkland. The initial marketable gas assigned to those pools by the B.C. Government is 31 and 197 BCF respectively.

Talisman will operate the well and participate up to 25% working interest. Circumpacific will participate as a farmee earning no less than a 32.5% working interest in a six (6) section block. Upon completion of the test well Circumpacific will have the right to participate in an option well on two (2) adjoining sections.

On May 3, 2001, Talisman and Circumpacific each acquired a 50% working interest seven and two thirds(7 2/3) sections that are contiguous with the farm-in lands.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

"Charles E. Ross"

Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** May 25, 2001

NEWS RELEASE

Circumpacific Energy Corporation ("Circumpacific") announces **Land Acquisition** and **Results of Winter 2001 Operations** at **Talbot Lake, Alberta**


R 11W5
R 10W5
2001 Recompln's
2001 Well Locn's
Wells Drilled 2001
CER Lands (75%)
T 97
T 96
7-29
2-32
2-19

On February 5, 2001,Circumpacific (CER) made an announcement on its entry into the Talbot Lake property in Northern Alberta to augment the current corporate focus is on gas projects. The strategy at Talbot Lake is to develop a major shallow gas producing property to balance CER's involvement in deep, high impact gas exploration projects which are being pursued at properties like Lambert and Ricinus, West Central Alberta and Mica Ck., North East B.C.

As a result of the Winter 2001 program of drilling and re-completions at Talbot Lake Circumpacific, as operator, has earned a 75% working interest in 35 sections of Crown leases from Drillsearch Energy (Canada) Inc. It acquired an additional nine (9) sections at a recent sale of P&NG rights for a total land holding of 44 sections.

The Circumpacific program consisted of the workover/re-completion of 3 wells, and the drilling of 2 new wells. The workover of the 2-32-96-10W5 well was completed successfully with the well's gross production increasing from 100 mcf/d to 600 mcf/d. Re-completion of the Bluesky Fm. in the 7-29-97-10W5 well resulted in gas flowing at 1.2MMcf/d with an absolute open flow test ("AOF") of 3.85MMcf/d. Re-completion of the Bluesky Fm. in the 13-21-97-10W5 well resulted in gas flowing at 920 mcf/d. A full AOF was not completed on this well due to the winter thaw a and suspension of operations. These wells will be tied in and brought into production during next winter's operating season.

The Talbot Lake property is in a winter operating area. Circumpacific commenced its exploration drilling program late in the season and only two wells of a proposed six well program were commenced. Due to delays in obtaining air drilling equipment the target zone was not penetrated and surface casing was set to approximately 10 meters above the Bluesky Formation in each well. On the basis of bright spot anomalies from 2D seismic and correlation's with existing wells, Circumpacific is confident that, when completed, these wells will add additional production. An early spring thaw forced an early suspension of operations on each well.

With encouraging results from Winter 2001 program Circumpacific anticipates an active Winter 2002 program that will include drilling 6 – 10 new wells, re-completion of 4 existing wells (2 with gas shows of 400mcf/d @ 2-19-96-11W5 & 1.3MMcf/d @ 7-26-96-10W5) and the construction of 6 – 12 miles of pipeline. Seismic interpretation of 2D seismic at Talbot Lake has identified a significant number of Cretaceous age bright spot anomalies suggesting the presence of up to 10 meters of gas filled sands. Successful wells are anticipated to deliver gas at rates of up to 3 MMCF/D.

Substantial capacity is available through the existing 6 ½ " pipeline and associated gas plant to supply additional sales gas to the Nova system.

The development program at Talbot Lake, so far, has added significant natural gas reserves to Circumpacific's inventory and commencing around January 2002 will provide a boost of at least 250 BOEPD to CER's daily production.

Circumpacific currently produces 261 BOEPD with a product mix of 80% oil to 20% gas.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **July 23, 2001**

NEWS RELEASE

Circumpacific announces its second Deep, High Impact Gas Well at Mica in Northeastern British Columbia

Circumpacific Energy Corporation announces today, that drilling is expected to commence prior to the end of August 2001, on a 3,700-meter Devonian age Wabamun Formation gas test at 9-7-81-13W6 in the Mica area on the border of Alberta and British Columbia (B.C.). The well is anticipated to reach the target horizon in eight weeks. The target structure has been delineated by 3D seismic. The target structure is similar to the parallel producing gas pools of West Doe and Parkland.

Talisman Energy Inc. (Talisman) will operate the well and participate up to a 25% working interest. Circumpacific will participate as a farmee earning no less than a 32.5% working interest in a six (6)-section block. Upon completion of the test well Circumpacific will have the right to participate with Talisman in an option well on adjoining lands.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **August 10, 2001**

NEWS RELEASE

Circumpacific announces that drilling has commenced on its second Deep, High Impact Gas Well at Mica in Northeastern British Columbia

Circumpacific Energy Corporation announces today that Talisman Energy Inc. (Talisman) as operator commenced drilling on August 7th on a 3,700-meter Devonian age Wabamun Formation gas test at 9-7-81-13W6 in the Mica area on the border of Alberta and British Columbia.

Talisman will participate up to a 25% working interest. Circumpacific will participate as a farmee earning no less than a 32.5% working interest in a six (6)-section block. Upon completion of the test well Circumpacific will have the right to participate with Talisman in an option well on adjoining lands.

The target structure has been delineated by 3D seismic and the well is anticipated to reach the target horizon in eight weeks. The target structure is similar to the parallel producing gas pools of West Doe and Parkland.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **September 7, 2001**

NEWS RELEASE

Potential High Impact Exploration Gas Well at Mica in Northeastern British Columbia Drilling Progress Report No. 1

Circumpacific Energy Corporation reports on drilling progress of its deep gas well, Talisman et al 9-7-81-13W6.

The well is being drilled on a multi-horizon prospect in the Mica area 30 kms north/east of Dawson Creek, BC. The area is a prolific hydrocarbon producer with numerous different geologic horizons producing within a 15-mile radius of the well.

Circumpacific is participating as a farmee earning working interests in a six (6) section block ranging from 25.4% to 65% depending on the horizon. Upon completion of the test well, Circumpacific will have the right to participate with Talisman in an option well on adjoining lands.

At 6.00 a.m. on 7th September, 2001, the well was drilling ahead at 2,764 meters out of a projected total depth of 3,625 meters. The well has encountered gas shows in the Triassic section and has also encountered gas shows in other zones. Further analysis of these shows will await logging upon cessation of drilling of the well.

The well is anticipated to reach the principal target zone in the Devonian Age Wabamun Formation in approximately three (3) weeks. The principal target structure has been delineated by 3D seismic and is analogous to the Doe, Wabamum "A" Pool, 7 miles to the west.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **October 10th, 2001**

NEWS RELEASE

Potential Gas Well at Mica in Northeastern British Columbia

Circumpacific Energy Corporation reports on drilling progress of its deep gas well, Talisman et al 9-7-81-13W6.

The well has reached total depth of 3525 meters. Drillstem tests, gas shows and well logs indicate hydrocarbon potential in at least three (3) formations. The well has been cased to a depth of 2477m and the zones of interest will be tested through casing in the near future.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **December 05th, 2001**

NEWS RELEASE

Potential Oil Well at Morinville in Central Alberta

Circumpacific Energy Corporation reports that it participated in the drilling of a successful oil well, Response et al Morinville 02/11-32-55-25W4.

The well has reached total depth of 1395 meters. Well logs indicate 3.1 meters of oil pay in the Leduc Formation. Production testing demonstrated that the well could produce at 22.5 m^3/day (142 barrels of oil/day). Circumpacific's 18.955% interest in the well should translate into a net 27 BOPD being added to the Corporation's daily production. The well should commence sustained production within two weeks.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** December 18, 2001

NEWS RELEASE

Circumpacific Energy Corp. Commences its Winter Development Program on its 62 Section Block at Talbot Lake, Alberta

Circumpacific Energy Corporation announces the commencement of phase #1 of a major development program at Talbot Lake where CER holds a 75% interest in a 62 section block. Successful completion of the program planned for Talbot Lake would result in a dramatic impact on CER's gas production and cash flow.

Phase #1 of the 2001-2002 development program is anticipated to commence this week and be completed by early January, 2002. Phase #1 will include a workover of the producing 2-32-96-10W5 Bluesky gas well that is intended to stabilize production at an increased rate 650 mcf/d to 800 mcf/d. Two exploration wells commenced last winter, the 4-17-97-10W5 well and the 16-22-97-10W5 well will be deepened to the target Bluesky Formation and AOF tested.

Phase #2 of the Talbot Lake 2001-2002 development program is anticipated to commence in mid January, 2002 and will consist of the potential completion and AOF testing of four wells.

Further phases of the Talbot Lake development program will be announced in January, 2002.

Successful completion and tie-in of the wells in Phases #1 and #2 of the Talbot Lake development program will increase production at Talbot Lake from 300 mcf/d to approximately 3,000 mcf/d or 500 BOEPD.

The program is anticipated to add significantly to CER's daily production, proved developed reserves, and provide a platform for further development at Talbot Lake.

For further information Howard Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com or visit Circumpacific's website at www.circumpacific.com.

Charles Ross, Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** January 23, 2002

NEWS RELEASE

Circumpacific Energy Corp. announces results of Phase#2 of its winter work program at Talbot Lake, Alberta

Circumpacific Energy Corporation, as operator, announces the results of phase #2 of a major winter work program that is planned at Talbot Lake where CER holds a 75% interest in a 62½ section block.

Phase #2 of the Talbot Lake 2001-2002 Winter Work program is anticipated to completed by January 25, 2002 and consisted of the completion and Absolute Open Flow testing of four wells. Completion of the first two wells resulted in water recoveries with gas at non-commercial rates whereas the completion of the final two wells resulted in commercial gas flow rates during Absolute Open Flow testing.

The 13-21-97-10W5 well was flow tested for 4 days @ gas rates up to 1 MMcf/d. The well flowed the last two days @ a stabilized flow rate of 525 mcf/d on a 20/64" choke.
The 7-29-97-10W5 well was flow tested @ gas rates up to 4 MMcf/d. The well flowed the last two days @ a stabilized flow rate of 1.5 MMcf/d on a 24/64" choke.

The 2-32-96-10W5 has been on production but is currently shut-in pending a cement squeeze to shut-off water production. The well is anticipated to come back on production @ 700 mcf/d.Completion of the 7-26-96-10W5 well should commence in about a week. The well tested gas at 1.3 MMcf/d when drilled.

Subject to Circumpacific successfully constructing a pipeline to tie-in these wells this winter production from this property is anticipated to increase up to a gross 300 barrels of oil equivalent/day. Successful completion of this winter work program would result in a dramatic impact on CER's gas production and cash flow.

The Company welcomes this opportunity to add significant natural gas reserves to its inventory.

For further information Howard Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com or visit Circumpacific's website at www.circumpacific.com.

Charles Ross, Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **Feb 4, 2002**

NEWS RELEASE

Circumpacific announces its second Deep, High Impact Gas Well at Lambert Creek in West Central Alberta.

Circumpacific Energy Corporation announces today, that drilling is expected to commence early in February, 2002, on a 3234 meter Cretaceous age Upper Mannville Formation gas test at 16-8-52-22W5 in the Lambert Ck. area in west central Alberta. The well is anticipated to reach the total depth in four to six weeks. The target is a thrust fault structure in the Cardium Formation that has been delineated by 3D seismic.

Talisman Energy Inc.(Talisman) will operate the well. Circumpacific will participate as a farmee, paying 14% to earn 9.8% working interest in a two (2) section block. As a result of this well the total lands earned through the Talisman farm-in will increase to 5 sections. Several development locations may result if the 16-8 well is successful.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Howard V. Renshaw

Corporate Finance

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **Feb 14, 2002**

NEWS RELEASE

Circumpacific announces the spud of its second Deep, High Impact Gas Well at Lambert Creek in West Central Alberta

Circumpacific Energy Corporation announces that the "Talisman Oiltec Lambert 16-8-52-22W5M" well spudded February 13th, 2002 at 1AM. The well is a 3234 meter Cretaceous age Upper Mannville Formation gas test in the Lambert Creek area in West Central Alberta. The well will test several zones with the Cardium Formation as the primary target. The well is anticipated to reach the total depth in four to six weeks.

Talisman Energy Canada (Talisman) will operate the well. Circumpacific will participate as a farmee, paying 14% to earn 9.8% working interest in a two (2) section block. Several development locations may result if the 16-8 well is successful.

For further information visit Circumpacific's website at www.circumpacific.com or contact Philip Kelso, President, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Philip Kelso

President

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **March 12, 2002**

NEWS RELEASE

Appoints New President and CEO

Circumpacific Energy Corporation is pleased to announce that Richard MacDermott of Calgary, Alberta has joined the Board of Directors and been appointed as President and Chief Executive Officer.

Philip Kelso, has resigned as President but will continue as Executive Chairman. Commenting on these changes Mr. Kelso said,

"Mr. MacDermott has a proven record for building petroleum production through acquisition. His experience and contacts in the areas of equity financing and debt capital will, we believe provide entry to much larger acquisitions. He has the capacity to attract major capital players and aggressively build a company via corporate activity.

Under his leadership shareholders can look forward to a planned program of acquisitions and growth in the next 12 months. Mr. MacDermott has demonstrated his personal commitment to Circumpacific by an initial purchase of 1,666,667 existing Circumpacific common shares at $0.12 each for a total of $200,000."

The majority of the $200,000 released from this purchase will be received by Circumpacific following the immediate sale of approximately 3 million common shares in Drillsearch Energy now owned by Circumpacific.

Mr. MacDermott has also agreed to a private placement of 2,962,433 Circumpacific common shares from treasury at a price of $0.12 per share to raise $355,000. This placement must be completed within 12 months of the successful closing of a material financing/acquisition transaction and is subject to regulatory approval.

Mr. MacDermott's initial focus will be to strengthen the Company's balance sheet, secure new financing and seek to acquire assets complementary to the Company's current portfolio.

Circumpacific has also agreed to grant Mr. MacDermott an option (the "Option") to purchase up to 1,371,100 Circumpacific common shares at a price of $0.12 per share exercisable after the Option will have vested and expiring 3 years from the date of grant. The grant of the Option will require shareholder approval at the next Annual General Meeting.

Drillsearch Energy Ltd., Circumpacific's major shareholder, is strongly supportive of Mr. MacDermott's appointment and the mandate he has been given. Drillsearch Energy will continue as a substantial holder of the outstanding Circumpacific common shares.

Circumpacific is an oil and gas exploration company operating principally in Alberta.

For further information visit Circumpacific's website at www.circumpacific.com or contact the Company via e-mail at corporate@circumpacific.com.

Contact: Circumpacific Energy Corp.

Richard MacDermott, President and CEO
(403) 265 7667 or email:
corporate@circumpacific.com

Philip F Kelso, Chairman
(403) 265 7667 or email:
corporate@circumpacific.com

PHILIP F KELSO
CHAIRMAN

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **March 22, 2002**

NEWS RELEASE

Circumpacific Energy Corporation advises that further to the Company's news release dated March 12, 2002 announcing the hiring and subsequent investment of Richard MacDermott, the Company has agreed to pay a finders fee to Zane Reiter for his services of $20,000 and 150,000 warrants with an exercise price of $0.15 per share and an expiry date of February 28, 2003.

The issuances of the warrants are subject to exchange and regulatory approval.

Circumpacific is an oil and gas exploration company operating principally in Alberta.

For further information visit Circumpacific's website at www.circumpacific.com or contact the Company via e-mail at corporate@circumpacific.com.

Charles Ross, Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **March 26, 2002**

NEWS RELEASE

Circumpacific Energy Corporation announces that a Talisman-operated well (16-8-52-22W5M) at Lambert, Alberta has reached total depth. It has been cased as a potential Cardium gas well and completion operations have commenced. Circumpacific has earned a 9.8% interest in this exploration well. The well is expected to be tied-in and producing in the second or third quarter of this year.

Circumpacific is an oil and gas exploration company operating principally in Alberta.

For further information visit Circumpacific's website at www.circumpacific.com or contact the Company via e-mail at corporate@circumpacific.com.

Richard MacDermott, President, CEO

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097

CDNX Trading Symbol: **CER April 8, 2002**

NEWS RELEASE

Appoints New Chief Financial Officer

Mr. MacDermott, CEO of Circumpacific Energy Corporation is pleased to announce that David Smiddy of Calgary, Alberta has been appointed as Vice President, Finance and the Chief Financial Officer.

Mr. Smiddy's addition to the management team, with his proven record of strong financial management and raising both debt and equity will reinforce Circumpacific's plans for expansion and development.

Circumpacific is a junior exploration company active in the western sedimentary basin of Canada.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

For further information visit Circumpacific's website at www.circumpacific.com or contact Richard **MacDermott**, President and CEO or **David Smiddy** V.P. Finance and CFO at 265 7667 or email corporate@circumpacific.com

Richard MacDermott

President and CEO

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097

CDNX Trading Symbol: **CER May 6, 2002**

NEWS RELEASE

Mr. Richard MacDermott, CEO and President of Circumpacific Energy Corporation and Mr. David Smiddy, Vice President Corporate Finance have been relieved of their positions effective immediately so that they can pursue other opportunities.

Circumpacific is a junior oil and gas development and exploration company active in the western sedimentary basin of Canada. The Company anticipates within the next few weeks being able to issue positive news updating the results of its two gas wells in the Rocky Mountain foothills. Additionally the Company has instituted cost cutting measures that it anticipates will reduce G & A by $200,000 per annum.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

For further information contact Philip Kelso at 403-265 7667 or email
corporate@circumpacific.com

Philip Kelso

Executive Chairman

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097

CDNX Trading Symbol: **CER May 6, 2002**

NEWS RELEASE

Further to the Company's news release of earlier today, Mr. Philip Kelso, the Company's Executive Chairman, will assume the position of CEO and President while Mr. Mel Sailor will continue in his position of financial controller.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

For further information contact Philip Kelso at 403-265 7667 or email corporate@circumpacific.com.

Philip Kelso

Executive Chairman

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER May 15, 2002**

OPERATIONS UPDATE on Gas well at LAMBERT –16-8-52-22W5M

Circumpacific Energy Corporation announces that the completion operations on the Talisman-operated well (16-8-52-22W5M) at Lambert in west central Alberta have been successful. The Cardium Formation has been fracture stimulated and an absolute open flow (AOF) production test resulted in commercial gas flow rates and significant volumes of associated condensate. Operations to tie-in this well are anticipated to commence by the end of May, 2002 and the well is expected to be on production before the end of June, 2002. Circumpacific has earned a 9.8% interest in this exploration well and associated infrastructure.

Circumpacific is an oil and gas production and exploration company operating in western Canada.

For further information visit Circumpacific's website at www.circumpacific.com or contact the Company via e-mail at corporate@circumpacific.com.

Philip F. Kelso, President, CEO

B. Material Change Report:

December 18, 2000
January 30, 2001
February 2, 2001
February 5, 2001
March 1, 2001
April 25, 2001
May 14, 2001
May 25, 2001
July 23, 2001
August 10, 2001
September 7, 2001
October 10, 2001
December 5, 2001
December 18, 2001
January 23, 2002
February 4, 2002
February 14, 2002
March 12, 2002
March 22, 2002
March 26, 2002
April 8, 2002
May 6, 2002
May 6, 2002
May 15, 2002

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

December 18, 2000

Item 3 Press Release

News Release issued December 18, 2000

Item 4 Summary of Material Change

See attached copy of the December 18, 2000, News Release.

Item 5 Full Description of Material Change

See attached copy of the December 18, 2000, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 18th of December 2000

Charles Ross
Director

SRG\162886\1

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** December 18, 2000

NEWS RELEASE

CIRCUMPACIFIC ENERGY CORPORATION (the "Company") has negotiated a brokered private placement with Yorkton Securities Inc. for the sale of 5,715,000 flow-through common shares at a price of $0.35 per flow-through share for a total consideration of $2,000,250.

The Company has entered into a letter agreement with Yorkton Securities Inc. pursuant to which Yorkton Securities Inc. will receive a cash financing fee for this placement equal to 9% of the flow-through shares sold and broker's warrants equal to 10% of the flow-through shares sold.

The proceeds from the private placement will be used for seismic and drilling on the Company's properties. The private placement is subject to regulatory acceptance and the Company filing an Annual Information Form prior to closing.

"Charles Ross"
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

January 30, 2001

Item 3 Press Release

News Release issued January 30, 2001

Item 4 Summary of Material Change

See attached copy of the January 30, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the January 30, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 30th of January 2001

Charles Ross
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **January 30, 2001**

NEWS RELEASE

The Company is pleased to announce a private placement of 697,715 flow-through common shares in its capital at a purchase price of $0.35 per share has closed. The Company issued Yorkton Securities Inc. a finder's fee comprised of a broker's warrant for the purchase of up to 68,731 common shares in the capital of the Company exercisable at a price of $0.35 per share for the period of one year and at $0.50 per share for six months thereafter. The flow-through shares and any shares issued on the exercise of the broker's warrant are subject to a hold period expiring on May 25, 2001.

"Charles Ross", Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

February 2, 2001

Item 3 Press Release

News Release issued February 2, 2001

Item 4 Summary of Material Change

See attached copy of the February 2, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the February 2, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 2nd of February 2001

Charles Ross
Director

CIRCUMPACIFIC ENERGY CORPORATION

1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **February 02, 2001**

NEWS RELEASE

Circumpacific Energy Corporation announces that pursuant to a resolution passed by shareholders on December 8, 2000 the number of options reserved for issuance under the stock option plan has been increased from 3,351,784 to 3,961,785. Additionally the shareholders approved a resolution to change the vesting provision of the Plan so that the options vest as to 25% upon regulatory approval and 12-1/2% every quarter thereafter.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

"Charles Ross"
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

February 5, 2001

Item 3 Press Release

News Release issued February 5, 2001

Item 4 Summary of Material Change

See attached copy of the February 5, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the February 5, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 5th of February 2001

Charles Ross
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** February 5, 2001

NEWS RELEASE

Farm-In Agreement with Drillsearch Energy (Canada) Inc., Talbot Lake area, Alberta

Circumpacific Energy Corporation announces that it has entered into a farm-in agreement with Drillsearch Energy (Canada) Inc. whereby Circumpacific can earn a 75% working interest in up to 70 sections of gas prospective lands currently held 100% by Drillsearch Energy (Canada) Inc.

The Circumpacific program, expected to commence this winter, will consist of 2 re-completions, a minimum of 3 drilling wells, plus a continuing option to drill sufficient additional wells to earn its interest in Drillsearch Energy (Canada) Inc.'s entire Talbot Lake land inventory.

Seismic interpretation at Talbot Lake has identified a significant number of potential Cretaceous age gas sand prospects. Successful wells from this drilling program are anticipated to deliver gas at rates of up to 3 MMCF/D.

Well tie-ins are projected to be completed in March, 2001 which will ensure that the new gas reserves are immediately converted into gas sales. Any further drilling will be directly related to the success of the initial program and rig availability.

The Company welcomes this opportunity to add significant natural gas reserves to its inventory and to augment its petroleum revenue.

For further information Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com or visit Circumpacific's website at www.circumpacific.com.

Charles Ross, Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

March 1, 2001

Item 3 Press Release

News Release issued March 1, 2001

Item 4 Summary of Material Change

See attached copy of the March 1, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the March 1, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 1st of March 2001

Charles Ross
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** March 1, 2001

NEWS RELEASE

Circumpacific Energy Corp. commences earning a 75% interest in a 70 section block at Talbot Lake, Alberta

Circumpacific Energy Corporation announces the commencement of the Winter 2001 drilling and re-completion program at Talbot Lake.

The Circumpacific program consists of the workover/re-completion of 3 wells, and the drilling of 3 new wells. To date, the workover of the 2-32-96-10W5 well has been completed successfully with the well's gross production increasing from 100 mcf/d to 500 mcf/d. Re-completion of the 13-21-97-10W5 and the 7-29-97-10W5 wells is anticipated to commence March 5th, 2001. Circumpacific has contracted the Midwest #6 rig to drill 3 new wells to depths ranging from 450 – 600 meters. The first well should spud on Saturday, March 3rd, 2001.

Seismic interpretation of 2D seismic at Talbot Lake has identified a significant number of Cretaceous age bright spot anomalies suggesting the presence of gas filled sands. Successful wells from this drilling program are anticipated to deliver gas at rates of up to 3+ MMCF/D.

Subject to ground conditions well tie-ins to the 6 ½" pipeline gathering system are projected to commence the week of March 12th, 2001. It is anticipated that all new gas production can be processed through Gulf's Talbot Lake Gas plant.

The Company welcomes this opportunity to add significant natural gas reserves to its inventory and to augment its petroleum revenue. For further information Howard Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com or visit Circumpacific's website at www.circumpacific.com.

Charles Ross, Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

April 25, 2001

Item 3 Press Release

News Release issued April 25, 2001

Item 4 Summary of Material Change

See attached copy of the April 25, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the April 25, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 25th of April 2001

Charles Ross
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue SW
Calgary, AB, T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-Mail: corporate@circumpacific.com

CDNX Trading Symbol: CER **April 25, 2001**

NEWS RELEASE

Circumpacific Energy Corporation – Lambert Gas Well, West Central Alberta Progress Report

Well Name and Circumpacific Interest:

Talisman Oiltec Lambert 5-4-52-22 W5M.
Circumpacific has earned a 14% working interest in the well and in 3 sections of Crown Leases.

Area Location:
Lambert is approximately 180 km. west of Edmonton, Calgary, Canada

Progress Report:

1. *Background*

In October 2000, Circumpacific with Talisman Energy Inc. ("Talisman:) as operator drilled to contract depth of 4,900 meters on a deep multi zone gas well at Lambert. Drilling encountered a number of gas zones including a 20-meter gas column at the base of the Devonian Age Leduc Formation.

2. *Current Progress*

At our last report on October 31, 2000, the Lambert well had been suspended pending completion of a 3-½ mile vertical seismic profiling survey. The purpose of the survey was to investigate the presence, position and geometry of the Devonian Age Leduc Formation reef. That survey has now been completed and interpretation is in progress.

Subject to the results of the interpretation of the seismic survey, Circumpacific anticipates that it will participate in a deviated well to be drilled from the 3,734 meter intermediate casing point to further test the Leduc reef prospect.

Further Report:

A further report will be issued at the time the partners have concluded the interpretation and made a decision on the deviated well. On the basis of current work schedules, such report should be issued no later than 20th May, 2001.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

"Charles Ross", Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

May 14, 2001

Item 3 Press Release

News Release issued May 14, 2001

Item 4 Summary of Material Change

See attached copy of the May 14, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the May 14, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 14th of May 2001

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue SW
Calgary, AB, T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-Mail: corporate@circumpacific.com

CDNX Trading Symbol: CER **May 14, 2001**

NEWS RELEASE

Circumpacific Participates in a Deep, High Impact Gas Well at Mica in N.E. British Columbia.

Circumpacific Energy Corporation announced today that it has entered a farm-in agreement with Talisman Energy Inc. ("Talisman") to drill a 3,700-meter Devonian gas test in the Mica area on the border of Alberta and NEBC. The target horizon for this well is Devonian age and has been defined by 3-D seismic. The Prospect is approximately 7 miles east of the analogous producing gas pools of West Doe and Parkland. The initial marketable gas assigned to those pools by the B.C. Government is 31 and 197 BCF respectively.

Talisman will operate the well and participate up to 25% working interest. Circumpacific will participate as a farmee earning no less than a 32.5% working interest in a six (6)-section block. Upon completion of the test well Circumpacific will have the right to participate in an option well on two (2) adjoining sections.

On May 3, 2001, Talisman and Circumpacific each acquired a 50% working interest seven and two thirds(7 2/3) sections that are contiguous with the farm-in lands.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

"Charles E. Ross"

Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

May 25, 2001

Item 3 Press Release

News Release issued May 25, 2001

Item 4 Summary of Material Change

See attached copy of the May 25, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the May 25, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 25th of May 2001

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** May 25, 2001

NEWS RELEASE

Circumpacific Energy Corporation ("Circumpacific") announces Land Acquisition and Results of Winter 2001 Operations at Talbot Lake, Alberta


R 11W5
R 10W5
2001 Recompln's
2001 Well Locn's
Wells Drilled 2001
CER Lands (75%)
T 97
T 96
7-29
2-32
7-26
2-19

On February 5, 2001,Circumpacific (CER) made an announcement on its entry into the Talbot Lake property in Northern Alberta to augment the current corporate focus is on gas projects. The strategy at Talbot Lake is to develop a major shallow gas producing property to balance CER's involvement in deep, high impact gas exploration projects which are being pursued at properties like Lambert and Ricinus, West Central Alberta and Mica Ck., North East B.C.

As a result of the Winter 2001 program of drilling and re-completions at Talbot Lake Circumpacific, as operator, has earned a 75% working interest in 35 sections of Crown leases from Drillsearch Energy (Canada) Inc. It acquired an additional nine (9) sections at a recent sale of P&NG rights for a total land holding of 44 sections.

The Circumpacific program consisted of the workover/re-completion of 3 wells, and the drilling of 2 new wells. The workover of the 2-32-96-10W5 well was completed successfully with the well's gross production increasing from 100 mcf/d to 600 mcf/d. Re-completion of the Bluesky Fm. in the 7-29-97-10W5 well resulted in gas flowing at 1.2MMcf/d with an absolute open flow test ("AOF") of 3.85MMcf/d. Re-completion of the Bluesky Fm. in the 13-21-97-10W5 well resulted in gas flowing at 920 mcf/d. A full AOF was not completed on this well due to the winter thaw a and suspension of operations. These wells will be tied in and brought into production during next winter's operating season.

The Talbot Lake property is in a winter operating area. Circumpacific commenced its exploration drilling program late in the season and only two wells of a proposed six well program were commenced. Due to delays in obtaining air drilling equipment the target zone was not penetrated and surface casing was set to approximately 10 meters above the Bluesky Formation in each well. On the basis of bright spot anomalies from 2D seismic and correlation's with existing wells, Circumpacific is confident that, when completed, these wells will add additional production. An early spring thaw forced an early suspension of operations on each well.

With encouraging results from Winter 2001 program Circumpacific anticipates an active Winter 2002 program that will include drilling 6 – 10 new wells, re-completion of 4 existing wells (2 with gas shows of 400mcf/d @ 2-19-96-11W5 & 1.3MMcf/d @ 7-26-96-10W5) and the construction of 6 – 12 miles of pipeline. Seismic interpretation of 2D seismic at Talbot Lake has identified a significant number of Cretaceous age bright spot anomalies suggesting the presence of up to 10 meters of gas filled sands. Successful wells are anticipated to deliver gas at rates of up to 3 MMCF/D.

Substantial capacity is available through the existing 6 ½ " pipeline and associated gas plant to supply additional sales gas to the Nova system.

The development program at Talbot Lake, so far, has added significant natural gas reserves to Circumpacific's inventory and commencing around January 2002 will provide a boost of at least 250 BOEPD to CER's daily production.

Circumpacific currently produces 261 BOEPD with a product mix of 80% oil to 20% gas.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

"Charles Ross"
Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

July 23, 2001

Item 3 Press Release

News Release issued July 23, 2001

Item 4 Summary of Material Change

See attached copy of the July 23, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the July 23, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 23rd of July 2001

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **July 23, 2001**

NEWS RELEASE

Circumpacific announces its second Deep, High Impact Gas Well at Mica in Northeastern British Columbia

Circumpacific Energy Corporation announces today, that drilling is expected to commence prior to the end of August 2001, on a 3,700-meter Devonian age Wabamun Formation gas test at 9-7-81-13W6 in the Mica area on the border of Alberta and British Columbia (B.C.). The well is anticipated to reach the target horizon in eight weeks. The target structure has been delineated by 3D seismic. The target structure is similar to the parallel producing gas pools of West Doe and Parkland.

Talisman Energy Inc. (Talisman) will operate the well and participate up to a 25% working interest. Circumpacific will participate as a farmee earning no less than a 32.5% working interest in a six (6)-section block. Upon completion of the test well Circumpacific will have the right to participate with Talisman in an option well on adjoining lands.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

__________ CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

__________ August 10, 2001

Item 3 Press Release

__________ News Release issued August 10, 2001

Item 4 Summary of Material Change

__________ See attached copy of the August 10, 2001, News Release.

Item 5 Full Description of Material Change

__________ See attached copy of the August 10, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

__________ Not applicable.

Item 7 Omitted Information

__________ Not applicable.

Item 8 Senior Officers

__________ Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

__________ The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 10th of August 2001

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **August 10, 2001**

NEWS RELEASE

Circumpacific announces that drilling has commenced on its second Deep, High Impact Gas Well at Mica in Northeastern British Columbia

Circumpacific Energy Corporation announces today that Talisman Energy Inc. (Talisman) as operator commenced drilling on August 7th on a 3,700-meter Devonian age Wabamun Formation gas test at 9-7-81-13W6 in the Mica area on the border of Alberta and British Columbia.

Talisman will participate up to a 25% working interest. Circumpacific will participate as a farmee earning no less than a 32.5% working interest in a six (6)-section block. Upon completion of the test well Circumpacific will have the right to participate with Talisman in an option well on adjoining lands.

The target structure has been delineated by 3D seismic and the well is anticipated to reach the target horizon in eight weeks. The target structure is similar to the parallel producing gas pools of West Doe and Parkland.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

September 7, 2001

Item 3 Press Release

News Release issued September 7, 2001

Item 4 Summary of Material Change

See attached copy of the September 7, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the September 7, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 7th of September 2001

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **September 7, 2001**

NEWS RELEASE

Potential High Impact Exploration Gas Well at Mica in Northeastern British Columbia
Drilling Progress Report No. 1

Circumpacific Energy Corporation reports on drilling progress of its deep gas well, Talisman et al 9-7-81-13W6.

The well is being drilled on a multi-horizon prospect in the Mica area 30 kms north/east of Dawson Creek, BC. The area is a prolific hydrocarbon producer with numerous different geologic horizons producing within a 15-mile radius of the well.

Circumpacific is participating as a farmee earning working interests in a six (6) section block ranging from 25.4% to 65% depending on the horizon. Upon completion of the test well, Circumpacific will have the right to participate with Talisman in an option well on adjoining lands.

At 6.00 a.m. on 7th September, 2001, the well was drilling ahead at 2,764 meters out of a projected total depth of 3,625 meters. The well has encountered gas shows in the Triassic section and has also encountered gas shows in other zones. Further analysis of these shows will await logging upon cessation of drilling of the well.

The well is anticipated to reach the principal target zone in the Devonian Age Wabamun Formation in approximately three (3) weeks. The principal target structure has been delineated by 3D seismic and is analogous to the Doe, Wabamum "A" Pool, 7 miles to the west.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

October 10, 2001

Item 3 Press Release

News Release issued October 10, 2001

Item 4 Summary of Material Change

See attached copy of the October 10, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the October 10, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 10th of October 2001

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **October 10th, 2001**

NEWS RELEASE

Potential Gas Well at Mica in Northeastern British Columbia

Circumpacific Energy Corporation reports on drilling progress of its deep gas well, Talisman et al 9-7-81-13W6.

The well has reached total depth of 3525 meters. Drillstem tests, gas shows and well logs indicate hydrocarbon potential in at least three (3) formations. The well has been cased to a depth of 2477m and the zones of interest will be tested through casing in the near future.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

December 5, 2001

Item 3 Press Release

News Release issued December 5, 2001

Item 4 Summary of Material Change

See attached copy of the December 5, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the December 5, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 5th of December 2001

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **December 05th, 2001**

NEWS RELEASE

Potential Oil Well at Morinville in Central Alberta

Circumpacific Energy Corporation reports that it participated in the drilling of a successful oil well, Response et al Morinville 02/11-32-55-25W4.

The well has reached total depth of 1395 meters. Well logs indicate 3.1 meters of oil pay in the Leduc Formation. Production testing demonstrated that the well could produce at 22.5 m^3/day (142 barrels of oil/day). Circumpacific's 18.955% interest in the well should translate into a net 27 BOPD being added to the Corporation's daily production. The well should commence sustained production within two weeks.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Charles E. Ross

Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

December 18, 2001

Item 3 Press Release

News Release issued December 18, 2001

Item 4 Summary of Material Change

See attached copy of the December 18, 2001, News Release.

Item 5 Full Description of Material Change

See attached copy of the December 18, 2001, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 18th of December 2001

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** December 18, 2001

NEWS RELEASE

Circumpacific Energy Corp. Commences its Winter Development Program on its 62 Section Block at Talbot Lake, Alberta

Circumpacific Energy Corporation announces the commencement of phase #1 of a major development program at Talbot Lake where CER holds a 75% interest in a 62 section block. Successful completion of the program planned for Talbot Lake would result in a dramatic impact on CER's gas production and cash flow.

Phase #1 of the 2001-2002 development program is anticipated to commence this week and be completed by early January, 2002. Phase #1 will include a workover of the producing 2-32-96-10W5 Bluesky gas well that is intended to stabilize production at an increased rate 650 mcf/d to 800 mcf/d. Two exploration wells commenced last winter, the 4-17-97-10W5 well and the 16-22-97-10W5 well will be deepened to the target Bluesky Formation and AOF tested.

Phase #2 of the Talbot Lake 2001-2002 development program is anticipated to commence in mid January, 2002 and will consist of the potential completion and AOF testing of four wells.

Further phases of the Talbot Lake development program will be announced in January, 2002.

Successful completion and tie-in of the wells in Phases #1 and #2 of the Talbot Lake development program will increase production at Talbot Lake from 300 mcf/d to approximately 3,000 mcf/d or 500 BOEPD.

The program is anticipated to add significantly to CER's daily production, proved developed reserves, and provide a platform for further development at Talbot Lake.

For further information Howard Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com or visit Circumpacific's website at www.circumpacific.com.

Charles Ross, Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

January 23, 2002

Item 3 Press Release

News Release issued January 23, 2002

Item 4 Summary of Material Change

See attached copy of the January 23, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the 1, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 23rd of January, 2002

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue, S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Site: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** January 23, 2002

NEWS RELEASE

Circumpacific Energy Corp. announces results of Phase#2 of its winter work program at Talbot Lake, Alberta

Circumpacific Energy Corporation, as operator, announces the results of phase #2 of a major winter work program that is planned at Talbot Lake where CER holds a 75% interest in a 62½ section block.

Phase #2 of the Talbot Lake 2001-2002 Winter Work program is anticipated to completed by January 25, 2002 and consisted of the completion and Absolute Open Flow testing of four wells. Completion of the first two wells resulted in water recoveries with gas at non-commercial rates whereas the completion of the final two wells resulted in commercial gas flow rates during Absolute Open Flow testing.

The 13-21-97-10W5 well was flow tested for 4 days @ gas rates up to 1 MMcf/d. The well flowed the last two days @ a stabilized flow rate of 525 mcf/d on a 20/64" choke.
The 7-29-97-10W5 well was flow tested @ gas rates up to 4 MMcf/d. The well flowed the last two days @ a stabilized flow rate of 1.5 MMcf/d on a 24/64" choke.

The 2-32-96-10W5 has been on production but is currently shut-in pending a cement squeeze to shut-off water production. The well is anticipated to come back on production @ 700 mcf/d.Completion of the 7-26-96-10W5 well should commence in about a week. The well tested gas at 1.3 MMcf/d when drilled.

Subject to Circumpacific successfully constructing a pipeline to tie-in these wells this winter production from this property is anticipated to increase up to a gross 300 barrels of oil equivalent/day. Successful completion of this winter work program would result in a dramatic impact on CER's gas production and cash flow.

The Company welcomes this opportunity to add significant natural gas reserves to its inventory.

For further information Howard Renshaw, Corporate Finance and Development, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com or visit Circumpacific's website at www.circumpacific.com.

Charles Ross, Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

February 4, 2002

Item 3 Press Release

News Release issued February, 2002

Item 4 Summary of Material Change

See attached copy of the February 4, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the February 4, 2002, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 6th day of February, 2002.

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **Feb 4, 2002**

NEWS RELEASE

Circumpacific announces its second Deep, High Impact Gas Well at Lambert Creek in West Central Alberta.

Circumpacific Energy Corporation announces today, that drilling is expected to commence early in February, 2002, on a 3234 meter Cretaceous age Upper Mannville Formation gas test at 16-8-52-22W5 in the Lambert Ck. area in west central Alberta. The well is anticipated to reach the total depth in four to six weeks. The target is a thrust fault structure in the Cardium Formation that has been delineated by 3D seismic.

Talisman Energy Inc.(Talisman) will operate the well. Circumpacific will participate as a farmee, paying 14% to earn 9.8% working interest in a two (2) section block. As a result of this well the total lands earned through the Talisman farm-in will increase to 5 sections. Several development locations may result if the 16-8 well is successful.

For further information visit Circumpacific's website at www.circumpacific.com or contact Howard V. Renshaw, Corporate Finance, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Howard V. Renshaw

Corporate Finance

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

February 14, 2002

Item 3 Press Release

News Release issued February 14, 2002

Item 4 Summary of Material Change

See attached copy of the February 14, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the February 14, 2002, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 14th day of February, 2002.

"Charles Ross"
Director

// CIRCUMPACIFIC ENERGY CORPORATION
("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **Feb 14, 2002**

NEWS RELEASE

Circumpacific announces the spud of its second Deep, High Impact Gas Well at Lambert Creek in West Central Alberta

Circumpacific Energy Corporation announces that the "Talisman Oiltec Lambert 16-8-52-22W5M" well spudded February 13th, 2002 at 1AM. The well is a 3234 meter Cretaceous age Upper Mannville Formation gas test in the Lambert Creek area in West Central Alberta. The well will test several zones with the Cardium Formation as the primary target. The well is anticipated to reach the total depth in four to six weeks.

Talisman Energy Canada (Talisman) will operate the well. Circumpacific will participate as a farmee, paying 14% to earn 9.8% working interest in a two (2) section block. Several development locations may result if the 16-8 well is successful.

For further information visit Circumpacific's website at www.circumpacific.com or contact Philip Kelso, President, at telephone (403) 265-7667, facsimile (403) 263-8097 or via e-mail at corporate@circumpacific.com.

Philip Kelso

President

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

March 12. 2002

Item 3 Press Release

News Release issued March 12, 2002

Item 4 Summary of Material Change

See attached copy of the March 12, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the March 12, 2002, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 12th day of March, 2002.

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **March 12, 2002**

NEWS RELEASE

Appoints New President and CEO

Circumpacific Energy Corporation is pleased to announce that Richard MacDermott of Calgary, Alberta has joined the Board of Directors and been appointed as President and Chief Executive Officer.

Philip Kelso, has resigned as President but will continue as Executive Chairman. Commenting on these changes Mr. Kelso said,

"Mr. MacDermott has a proven record for building petroleum production through acquisition. His experience and contacts in the areas of equity financing and debt capital will, we believe provide entry to much larger acquisitions. He has the capacity to attract major capital players and aggressively build a company via corporate activity.

Under his leadership shareholders can look forward to a planned program of acquisitions and growth in the next 12 months. Mr. MacDermott has demonstrated his personal commitment to Circumpacific by an initial purchase of 1,666,667 existing Circumpacific common shares at $0.12 each for a total of $200,000."

The majority of the $200,000 released from this purchase will be received by Circumpacific following the immediate sale of approximately 3 million common shares in Drillsearch Energy now owned by Circumpacific.

Mr. MacDermott has also agreed to a private placement of 2,962,433 Circumpacific common shares from treasury at a price of $0.12 per share to raise $355,000. This placement must be completed within 12 months of the successful closing of a material financing/acquisition transaction and is subject to regulatory approval.

Mr. MacDermott's initial focus will be to strengthen the Company's balance sheet, secure new financing and seek to acquire assets complementary to the Company's current portfolio.

Circumpacific has also agreed to grant Mr. MacDermott an option (the "Option") to purchase up to 1,371,100 Circumpacific common shares at a price of $0.12 per share exercisable after the Option will have vested and expiring 3 years from the date of grant. The grant of the Option will require shareholder approval at the next Annual General Meeting.

Drillsearch Energy Ltd., Circumpacific's major shareholder, is strongly supportive of Mr. MacDermott's appointment and the mandate he has been given. Drillsearch Energy will continue as a substantial holder of the outstanding Circumpacific common shares.

Circumpacific is an oil and gas exploration company operating principally in Alberta.

For further information visit Circumpacific's website at www.circumpacific.com or contact the Company via e-mail at corporate@circumpacific.com.

Contact: Circumpacific Energy Corp.

Richard MacDermott, President and CEO
(403) 265 7667 or email:
corporate@circumpacific.com

Philip F Kelso, Chairman
(403) 265 7667 or email:
corporate@circumpacific.com

PHILIP F KELSO
CHAIRMAN

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

02 MAY 11 ...

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

March 22, 2002

Item 3 Press Release

News Release issued March 22, 2002

Item 4 Summary of Material Change

See attached copy of the March 22, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the March 22, 2002, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 22nd of March 2002

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **March 22, 2002**

NEWS RELEASE

Circumpacific Energy Corporation advises that further to the Company's news release dated March 12, 2002 announcing the hiring and subsequent investment of Richard MacDermott, the Company has agreed to pay a finders fee to Zane Reiter for his services of $20,000 and 150,000 warrants with an exercise price of $0.15 per share and an expiry date of February 28, 2003.

The issuances of the warrants are subject to exchange and regulatory approval.

Circumpacific is an oil and gas exploration company operating principally in Alberta.

For further information visit Circumpacific's website at www.circumpacific.com or contact the Company via e-mail at corporate@circumpacific.com.

Charles Ross, Director

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

March 26, 2002

Item 3 Press Release

News Release issued March 26, 2002

Item 4 Summary of Material Change

See attached copy of the March 26, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the March 26, 2002, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 26th day of March, 2002.

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER** **March 26, 2002**

NEWS RELEASE

Circumpacific Energy Corporation announces that a Talisman-operated well (16-8-52-22W5M) at Lambert, Alberta has reached total depth. It has been cased as a potential Cardium gas well and completion operations have commenced. Circumpacific has earned a 9.8% interest in this exploration well. The well is expected to be tied-in and producing in the second or third quarter of this year.

Circumpacific is an oil and gas exploration company operating principally in Alberta.

For further information visit Circumpacific's website at www.circumpacific.com or contact the Company via e-mail at corporate@circumpacific.com.

Richard MacDermott, President, CEO

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

April 8, 2002

Item 3 Press Release

News Release issued April 8, 2002

Item 4 Summary of Material Change

See attached copy of the April 8, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the April 8, 2002, News Release.

Item 6 *Reliance on Section 85(2) of the Act*

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 8th of April 2002

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097

CDNX Trading Symbol: **CER April 8, 2002**

NEWS RELEASE

Appoints New Chief Financial Officer

Mr. MacDermott, CEO of Circumpacific Energy Corporation is pleased to announce that David Smiddy of Calgary, Alberta has been appointed as Vice President, Finance and the Chief Financial Officer.

Mr. Smiddy's addition to the management team, with his proven record of strong financial management and raising both debt and equity will reinforce Circumpacific's plans for expansion and development.

Circumpacific is a junior exploration company active in the western sedimentary basin of Canada.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

For further information visit Circumpacific's website at www.circumpacific.com or contact Richard **MacDermott**, President and CEO or **David Smiddy** V.P. Finance and CFO at 265 7667 or email corporate@circumpacific.com

Richard MacDermott

President and CEO

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

May 6, 2002

Item 3 Press Release

News Release issued May 6, 2002

Item 4 Summary of Material Change

See attached copy of the May 6, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the May 6, 2002, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 6th of May 2002

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097

CDNX Trading Symbol: **CER May 6, 2002**

NEWS RELEASE

Mr. Richard MacDermott, CEO and President of Circumpacific Energy Corporation and Mr. David Smiddy, Vice President Corporate Finance have been relieved of their positions effective immediately so that they can pursue other opportunities.

Circumpacific is a junior oil and gas development and exploration company active in the western sedimentary basin of Canada. The Company anticipates within the next few weeks being able to issue positive news updating the results of its two gas wells in the Rocky Mountain foothills. Additionally the Company has instituted cost cutting measures that it anticipates will reduce G & A by $200,000 per annum.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

For further information contact Philip Kelso at 403-265 7667 or email
corporate@circumpacific.com

Philip Kelso

Executive Chairman

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

May 6, 2002

Item 3 Press Release

News Release issued May 6, 2002

Item 4 Summary of Material Change

See attached copy of the May 6, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the May 6, 2002, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 6th of May 2002

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097

CDNX Trading Symbol: **CER May 6, 2002**

NEWS RELEASE

Further to the Company's news release of earlier today, Mr. Philip Kelso, the Company's Executive Chairman, will assume the position of CEO and President while Mr. Mel Sailor will continue in his position of financial controller.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

For further information contact Philip Kelso at 403-265 7667 or email corporate@circumpacific.com.

Philip Kelso

Executive Chairman

This is the form of material change report required under section 85(1) of the Securities Act.

BC Form 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 Reporting Issuer

CIRCUMPACIFIC ENERGY CORPORATION

Item 2 Date of Material Change

May 15, 2002

Item 3 Press Release

News Release issued May 15, 2002

Item 4 Summary of Material Change

See attached copy of the May 15, 2002, News Release.

Item 5 Full Description of Material Change

See attached copy of the May 15, 2002, News Release.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Charles Ross of the Issuer, is knowledgeable about the material change and this report. His business telephone no. is (604) 688-5007.

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, the 15th of May 2002

"Charles Ross"
Director

CIRCUMPACIFIC ENERGY CORPORATION

("Circumpacific")
1540, 700 – 6th Avenue S.W.
Calgary, AB T2P 0T8
Telephone: 403-265-7667
Facsimile: 403-263-8097
Web Page: http://www.circumpacific.com
E-mail: corporate@circumpacific.com

CDNX Trading Symbol: **CER May 15, 2002**

OPERATIONS UPDATE on Gas well at LAMBERT –16-8-52-22W5M

Circumpacific Energy Corporation announces that the completion operations on the Talisman-operated well (16-8-52-22W5M) at Lambert in west central Alberta have been successful. The Cardium Formation has been fracture stimulated and an absolute open flow (AOF) production test resulted in commercial gas flow rates and significant volumes of associated condensate. Operations to tie-in this well are anticipated to commence by the end of May, 2002 and the well is expected to be on production before the end of June, 2002. Circumpacific has earned a 9.8% interest in this exploration well and associated infrastructure.

Circumpacific is an oil and gas production and exploration company operating in western Canada.

For further information visit Circumpacific's website at www.circumpacific.com or contact the Company via e-mail at corporate@circumpacific.com.

Philip F. Kelso, President, CEO

C. Quarterly Reports:
December 31, 2000
March 31, 2001
September 30, 2001
December 31, 2001

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __X__ Schedule A
____ Schedules B&C
Place X is appropriate category)

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR YEAR ENDED	December 31, 2000
DATE OF REPORT	February 27, 2001
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Charles Ross	"Charles Ross"	01/03/01
Malcolm Fraser	"Malcolm Fraser"	01/03/01

REVIEW ENGAGEMENT REPORT

To the Directors of **Circumpacific Energy Corporation**:

We have reviewed the balance sheet of Circumpacific Energy Corporation as at December 31, 2000 and the statements of operations, deficit and cash flows for the three month and six month period then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

As described in Note 1, the accompanying financial statements have been prepared in accordance with the instructions from Section 1751 of the CICA Handbook, accordingly the comparative balance sheet presented is for the preceding fiscal year ended June 30, 2000. The financial statements for the year ended June 30, 2000 were audited by us and we expressed an unqualified opinion on them in our report dated August 18, 2000, but we have not performed any auditing procedures since that date. The financial statements for the six-month period ended December 31, 2000 should be read in conjunction with the audited annual financial statements for the year ended June 30, 2000.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principles.

"SADOVNICK TELFORD + SKOV"

CHARTERED ACCOUNTANTS

Vancouver, B.C.
February 16, 2001

CIRCUMPACIFIC ENERGY CORPORATION

BALANCE SHEETS

as at December 31, 2000 and June 30, 2000
(Unaudited)

	December 31, 2000	June 30, 2000
ASSETS		
CURRENT		
Cash	$ 569,520	$ 893,670
Accounts receivable	981,514	265,180
Prepaid expenses and advances	157,777	219,994
	1,708,811	1,378,844
DUE FROM RELATED PARTIES	449,914	-
INVESTMENTS	125,859	99,427
PETROLEUM PROPERTIES AND EQUIPMENT	7,309,222	5,857,648
	$9,593,806	$7,335,919
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 384,745	$ 213,946
Due to related parties	-	746,571
	384,745	960,517
BANK LOAN	2,350,000	1,900,000
	2,734,745	2,860,517
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	5,044,139	5,034,139
SPECIAL WARRANTS SUBSCRIPTIONS	2,077,987	-
SHARES COMMITTED TO BE ISSUED	196,657	-
DEFICIT	(459,722)	(558,737)
	6,859,061	4,475,402
	$9,593,806	$7,335,919

APPROVED BY THE DIRECTORS:

(Signed) "Charles Ross"
Charles Ross, Director

(Signed) "Malcolm Fraser"
Malcolm Fraser, Director

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF DEFICIT

for the six month period ended December 31, 2000 and 1999
(Unaudited)

	2000	1999
BALANCE – BEGINNING OF PERIOD	$ 558,737	$ 963,015
Net earnings for the period	99,015	162,239
BALANCE – END OF PERIOD	$ 459,722	$ 800,776

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF OPERATIONS

for the three month and six month period ended
December 31, 2000 and 1999
(Unaudited)

	Three months ended December 31, 2000	Three months ended December 31, 1999	Six months ended December 31, 2000	Six months ended December 31, 1999
REVENUE				
Oil and gas	$ 813,334	$ 792,432	$1,636,771	$1,304,027
Royalties	(156,756)	(140,109)	(303,963)	(245,889)
Other income	33,962	420	34,079	6,635
	690,540	652,743	1,366,887	1,064,773
EXPENSES				
General and administrative (Schedule)	210,401	120,620	426,998	177,838
Interest and financing	73,150	42,132	117,090	63,684
Operating (Schedule)	160,721	182,059	347,284	312,667
	444,272	344,811	891,372	554,189
CASH FLOW GENERATED FROM OPERATIONS	246,268	307,932	475,515	510,584
AMORTIZATION AND DEPLETION	177,650	183,494	376,500	348,345
NET EARNINGS FOR THE PERIOD	$ 68,618	$ 124,438	$ 99,015	$ 162,239
BASIC AND DILUTED EARNINGS PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.01

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF CASH FLOWS

for the three month and six month period ended December 31, 2000 and 1999 (Unaudited)

	Three months ended December 31, 2000	Three months ended December 31, 1999	Six months ended December 31, 2000	Six months ended December 31, 1999
OPERATING ACTIVITIES				
Net earnings for the period	$ 68,618	$ 124,438	$ 99,015	$ 162,239
Items not affecting cash				
Amortization and depletion	177,650	183,494	376,500	348,345
Cash flow from operations	246,268	307,932	475,515	510,584
Changes in non-cash working capital items	90,760	(84,451)	(483,318)	(14,932)
	337,028	223,481	(7,803)	495,652
INVESTING ACTIVITIES				
Acquisition of petroleum properties and equipment	(1,466,419)	(1,927,168)	(1,828,074)	(2,052,871)
Increase in investments	(26,432)	-	(26,432)	-
	(1,492,851)	(1,927,168)	(1,854,506)	(2,052,871)
FINANCING ACTIVITIES				
Bank loan advances (repayment)	(400,000)	704,549	450,000	604,549
Repayment of advances from related parties	(373,757)	(249,204)	(1,196,485)	(265,204)
Issuance of capital stock	-	725,000	10,000	725,000
Special warrants subscriptions	1,889,304	-	2,077,987	-
Shares committed to be issued	196,657	-	196,657	-
Decrease in advances - Albania oil project	-	513,174	-	513,174
	1,312,204	1,693,519	1,538,159	1,577,519
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	156,381	(10,168)	(324,150)	20,300
CASH – BEGINNING OF PERIOD	413,139	66,978	893,670	36,510
CASH – END OF PERIOD	$ 569,520	$ 56,810	$ 569,520	$ 56,810

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

As at December 31, 2000
(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Section 1751 of the CICA Handbook. Accordingly, certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report for the year ended June 20, 2000.

In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the six-month period ended December 31, 2000 are not necessarily indicative of the results that can be expected for the year ended June 30, 2001.

NOTE 2 – PETROLEUM PROPERTIES AND EQUIPMENT

a) Lambert Well

The Company in the period advanced $502,818 as its 20% working interest share of the cost of drilling an initial well under its agreement to earn a 14% interest in this property. The Lambert project is operated by Talisman Energy Inc, which holds a 50% working interest.

b) North Ricinus area, Alberta Farmin

In November, 2000, the Company earned a 25% working interest in 5 sections of petroleum leases in Alberta by agreeing to contribute $272,000 to the cost of seismic survey of the prospect.

NOTE 3 – SHARE CAPITAL

Authorized:

The authorized shares consist of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

Issued:
Common Shares:

	December 31, 2000		June 30, 2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	19,758,923	$ 5,034,139	16,258,923	$ 4,576,859
Issued during the period				
- exercise of stock options	50,000	10,000	-	-
- for past consulting services	-	-	500,000	125,000
- for flow-through shares	-	-	3,000,000	600,000
Tax benefit renounced	-	-	-	(267,720)
	50,000	10,000	3,500,000	457,280
Balance, end of period	19,808,923	$ 5,044,139	19,758,923	$ 5,034,139

a) The Company issued a total of 3,888,000 Special Warrants on October 4, 2000 at a price of $0.33 per Special Warrant for total proceeds of $1,283,040. Each Special Warrant is convertible into one Unit, comprising one common share and one-half non-transferable share purchase warrant. One share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 4, 2001, and at a price of $0.50 per share thereafter to April 4, 2002.

   The agent for this offering was paid a fee of $0.03 per Special Warrant and was issued 388,800 Special Warrants in consideration of its services.

b) The Company issued a total of 2,928,000 Special Warrants on October 25, 2000 at a price of $0.36 per Special Warrant for total proceeds of $1,054,080. Each Special Warrant is convertible into one Unit, comprising one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 25, 2001, and at a price of $0.50 per share thereafter to April 25, 2002.

   A subsidiary company of Drillsearch Energy N.L., the ultimate parent of the Company, acquired
   1,111,000 Special Warrants of this offering.

   A finder's fee of 27,100 Special Warrants was paid in connection with a portion of this offering.

NOTE 3 – SHARE CAPITAL (Cont'd)

c) Private Placement Flow Through Offering

The Company offered 5,715,000 flow through common shares on a private placement basis, at a price of $0.35 per share. The Company's agent will receive a cash financing fee of 9% and will receive a warrant for the purchase of an amount of shares equal to 10% of the number of shares sold in the offering. The broker's warrant will be exercisable at a price of $0.35 per share in the first twelve months and at a price of $0.50 per share for the ensuing six months. In accordance with the terms of this offering, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce all exploration and development expenditures incurred from the proceeds of this offering to the purchasers of the flow through shares.

As at December 31, 2000, 697,715 flow through common shares were subscribed and fully paid for total proceeds of $244,200.

NOTE 4 – HEDGING CONTRACTS

On August 1, 2000, the Company entered into two fixed price contacts to sell crude oil to hedge against price fluctuation:

Effective Date	Oil Quantity Per month	Hedging Price	Term
August 1, 2000	2,000 barrels	US $26.68	1 year
August 1, 2000	400 barrels	US $27.88	3 months
November 9, 2000	400 barrels	US $30.00	9 months

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to the period ended the following shares were issued:

a) 697,715 common shares for the flow through offering
b) 100,000 common shares for the exercise of directors' options at $0.20 per share
c) 3,888,000 common shares for the conversion of the Special Warrants that were issued on October 4, 2000.

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF OPERATING EXPENSES

For the three month and six month period ended
December 31, 2000 and 1999
(Unaudited)

	Three months ended December 31,		Six months ended December 31,	
	2000	1999	2000	1999
Chemicals and dewaxing	$ 9,809	$ 3,274	$ 20,802	$ 6,199
Contract operating	20,597	27,774	41,091	33,622
Emulsion treating	17,551	15,661	35,645	25,896
Equipment rentals, parts and supplies	10,754	12,390	16,270	14,250
Fuel/lease fuel	10,860	7,751	20,922	7,902
Gas gathering and processing charges	10,361	18,018	25,731	31,300
Lease rentals	8,392	11,520	19,606	18,784
Miscellaneous	11,463	18,261	22,492	22,153
Overhead	10,143	11,135	21,581	20,483
Power and utilities	8,145	8,834	17,331	15,442
Property taxes	(4,152)	(4,638)	7,600	11,343
Partner operated expenses	5,222	15,288	13,080	45,794
Repairs and maintenance	35,174	23,996	68,570	29,323
Remedial and workover	5,752	5,973	13,645	15,309
Trucking	17,542	25,210	36,538	40,723
Process recoveries	(16,892)	(18,388)	(33,620)	(25,856)
	$160,721	$182,059	$347,284	$312,667

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the three month and six month period ended
December 31, 2000 and 1999
(Unaudited)

	Three months ended December 31,		Six months ended December 31,	
	2000	1999	2000	1999
Communications	$ 4,129	$ 3,872	$ 8,678	$ 6,469
Computer services	13,630	6,300	31,693	12,008
Consulting fees	22,990	6,552	66,618	9,177
Corporate	52,000	14,274	105,517	17,799
Directors' fees and expenses	22,201	4,128	26,701	8,195
Equipment rental and lease costs	1,450	1,300	2,900	2,762
Insurance	4,636	2,302	6,228	5,615
Management fees	-	20,000	-	20,000
Occupancy costs	22,143	20,890	43,512	42,565
Office and miscellaneous	5,941	4,769	13,118	6,991
Professional fees	6,685	19,917	22,542	21,925
Reserve evaluation	4,221	3,540	8,442	7,101
Salaries and benefits	52,765	79,272	99,285	138,511
Travel and promotion	12,489	5,436	17,720	8,562
	225,280	192,552	452,954	307,680
Less: Overhead recovery	(14,879)	(71,932)	(25,956)	(129,842)
	$210,401	$120,620	$426,998	$177,838

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A
_X__ Schedules B&C
Place X is appropriate category)

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR YEAR ENDED	December 31, 2000
DATE OF REPORT	February 27, 2001
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Charles Ross	"Charles Ross"	01/03/01
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Malcolm Fraser	"Malcolm Fraser"	01/03/01
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended December 31, 2000 and 1999

Unaudited - Prepared by Management

SCHEDULE B:

1(a) Breakdown on General and Administrative Expenses

	2000	1999
Communications	$ 8,678	$ 6,469
Computer Services	31,693	12,008
Consulting Fees	66,618	9,177
Corporate	105,517	17,799
Directors fees and expenses	26,701	8,195
Equipment rental and lease costs	2,900	2,762
Insurance	6,228	5,615
Management fees	------	20,000
Occupancy costs	43,512	42,565
Office and miscellaneous	13,118	6,991
Professional fees	22,542	21,925
Reserve evaluation	8,442	7,101
Salaries and benefits	99,285	138,511
Travel and promotion	17,720	8,562
	452,954	307,680
Less: Overhead recovery	(25,956)	(129,842)
	$426,998	$177,838

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended December 31, 2000 and 1999

Unaudited - Prepared by Management

SCHEDULE B:

1(b) Breakdown of Operating Expenses

	2000	1999
Chemicals and dewaxing	$ 20,802	$ 6,199
Contract operating	41,091	33,622
Emulsion treating	35,645	25,896
Equipment rentals, parts and supplies	16,270	14,250
Fuel/lease fuel	20,922	7,902
Gas gathering and processing charges	25,731	31,300
Lease rentals	19,606	18,784
Miscellaneous	22,492	22,153
Overhead	21,581	20,483
Power and utilities	17,331	15,442
Property taxes	7,600	11,343
Partner operated expenses	13,080	45,794
Repairs & maintenance	68,570	29,323
Remedial and workover	13,645	15,309
Trucking	36,538	40,723
Process recoveries	(33,620)	(25,858)
	$347,284	$312,667

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended December 31, 2000

Unaudited - Prepared by Management

SCHEDULE B:

2 RELATED PARTY TRANSACTIONS

(a) Aggregate amount of expenditure made to parties not at arm's length from issuer $26,701 made up of directors fees of $9,000, and directors expenses of $17,701. All other management fees, professional fees and consulting fees in Schedule 1(a) were paid to parties at arm's length to the issuer.

(b) The table below compares the intercompany balances at Year-end June 30, 2000, and the six months statements at December 31, 2000:

	As at June 30/2000	Net Change	As at December 31/2000
Drillsearch Energy N.L.	14,302	-----	14,302
Drillsearch Energy Ltd. (Sydney)	(115,214)	452,691	337,477
Drillsearch Energy (Canada) Inc.	(645,000)	743,794	98,794
Pemberley Resources	(659)	-----	(659)
	(746,571)		449,914
Change during the period		1,196,485	

The company repaid the amounts owed to the parent company, Drillsearch Energy Limited, and associated company, Drillsearch Energy (Canada) Inc at year-end, in the amount of $115,214 and $645,000 respectively. During the six-month period, the company advanced an additional $337,477 to Drillsearch Energy Limited, and $98,794 to Drillsearch Energy (Canada) Inc.

3(a) Summary of securities issued during period.

50,000 shares @ $0.20 for the exercise of stock options.

Refer to Note 3 of the financial statements.

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended December 31, 2000

Unaudited - Prepared by Management

3(b) Summary of options granted during the period, including date, number, name of optionee, exercise price and expiry date.

Nil

4(a) Refer to Note 3 on the Financial Statements

4(b) Refer to Note 3 on the Financial Statements

4(c) Summary of options, warrants and convertible securities outstanding:

As at December 31, 2000, the following non-transferable share purchase options to directors, officers and employees were outstanding:

Number Outstanding	Exercise Price Per Share	Expiry Date
100,000	$0.20	January 24, 2001
1,300,892	$0.20	October 8, 2003
1,570,000	$0.25	March 7, 2003

As at December 31, 2000, the following share purchase warrants were outstanding:

Terms: 1,250,000 - exercisable at $0.20 on or before October 1, 2000
- exercisable at $0.25 on or before October 2, 2001

: 250,000 - exercisable at $0.20 on or before November 2, 2000
- exercisable at $0.25 on or before November 2, 2001

3,888,000 – exercisable at $0.36 on or before October 4, 2001
- exercisable at $0.50 on or before April 4, 2002

2,928,000 – exercisable at $0.36 on or before October 25, 2001
- exercisable at $0.50 on or before April 25, 2002

4(d) Nil

5. List of Directors and Officers as at December 31, 2000:

Philip F. Kelso (Chairman)
Malcolm Fraser
Charles E. Ross
Michael Silver

Philip F. Kelso	President and C.E.O.
Fred Buccini	Interim General Manager and C.O.O.
M.L. (Mel) Sailer	Controller
W.R. (Bill) May	V.P. Exploration
Charles E. Ross	Secretary

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. INCORPORATION

The Company was incorporated in the Province of British Columbia on October 14, 1987 pursuant to the Company Act (*British Columbia*) under the name Re-Bob Gold Inc. The Company's shareholders passed a special resolution on April 26, 1989 to change the name of the Company to Circumpacific Energy Corporation, which became effective May 17, 1989. At the Company's annual general meeting held on December 18, 1996 the members passed a special resolution to continue the Company's domicile from the Province of British Columbia to the Yukon Territory, which became effective on June 16, 1997.

The head office and principal address of the Company is located at Suite 2110 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. The registered office of the Company is located at 204 Lambert Street, Suite 200, Whitehorse, Yukon Y1A 3T2. The Company has no subsidiaries.

2. GENERAL DEVELOPMENT OF THE BUSINESS

Under an Initial Public Offering completed on January 11, 1990, the Company obtained a listing on the Vancouver Stock Exchange and became a "reporting issuer" for the purposes of the B.C. Securities Act.

The Company currently trades under the trading symbol CER on the CDNX that was formed on November 29, 1999 as a result of the merger of The Alberta Stock Exchange (the "ASE") and the Vancouver Stock Exchange (the "VSE"). The Company has been in the business of oil and gas exploration and development since its initial public listing.

NATURE OF BUSINESS OF COMPANY

The Company

The Company is engaged in the business of exploration and, when warranted, development of petroleum and natural gas properties in the Provinces of Alberta, British Columbia, and Saskatchewan. Growth will be fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploration potential through additional drilling and/or facility optimization, and through joint venture and farm-in arrangements.

Corporate Strategies

CER principle objective is to increase production and reserves through full cycle exploration and development of its properties. Entering into joint venture and farm-in arrangements, to achieve the following growth objectives, will augment this. In addition, the Company's growth objectives will be met through strategic mergers and/or investments in oil and gas production, exploration and development plays.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Total revenue for the 6 months to December 31, 2000 of $1,670,851 was 27% higher than the corresponding 6 months of last year. Net cash flow is basically unchanged from the prior period.

Total BOE's of 240 for the current 6 months is 11% less than the prior period, but the price of $37.82 is 44% higher than last year. Operating costs per BOE increased 25% from the prior period to $7.86 per BOE. This increase was the result of a major workover at our Rainbow property. Operating netbacks increased 53% for the current 6 months to $23.08 per BOE.

Acquisition of Resource Properties

ALBERTA - Exploration Lands

The Company's undeveloped land inventory located primarily in Alberta totals approximately 136 sections of land with 79 % average working interest. Some of this acreage is subject to expiry and the Company is planning a winter program to mitigate expiries.

Darwin

Darwin is located approximately 150 miles northeast of Grand Prairie where the Company recently acquired 100 % interest of oil sands leases in 17 sections of land. Exploration plans are underway.

Peace River

This is Circumpacific's first entrée into the Arch area where it acquired 100 % interest in

2 sections of land at a Crown land sale. Exploration strategies have been formulated for a multi zone target. The Company is currently negotiating with offset landholders to expand its representation.

Lambert

Lambert is located approximately 130 miles west of Edmonton. The Company participated in the drilling of a 4,900-meter well, and has earned a 14 % working interest in 3 sections of land with Talisman Oiltech joint venture and expects to re-enter a Devonian test well in the next 6 months. The Company has an option to farm-in on another 3 sections of land to acquire a similar interest.

Ricinus North

Ricinus North is located 90 miles north-west of Calgary where the Company recently earned a 25 % interest in 5 sections of land through participation with an oil and gas Major in a 3D seismic program.

Talbot Lake

Circumpacific Energy Corporation has entered into a farm-in agreement with Drillsearch Energy (Canada) Inc. whereby Circumpacific can earn a 75% working interest in up to 70 sections of gas prospective lands currently held 100% by Drillsearch Energy (Canada) Inc.

The Circumpacific program, expected to commence this winter, will consist of 3 re-completions, a minimum of 3 drilling wells, plus a continuing option to drill sufficient additional wells to earn its interest in Drillsearch Energy (Canada) Inc.'s entire Talbot Lake land inventory.

Seismic interpretation at Talbot Lake has identified a significant number of potential Cretaceous age gas sand prospects. Successful wells from this drilling program are anticipated to deliver gas at rates of up to 3 MMCF/D.

Well tie-ins are projected to be completed in March, 2001 which will ensure that the new gas reserves are immediately converted into gas sales. Any further drilling will be directly related to the success of the initial program and rig availability.

BRITISH COLUMBIA – Exploration Lands

NEBC

Northeast British Columbia is approximately 80 miles northwest of Grande Prairie, Alberta. The Company has secured a farm-in on five sections of land with a continuing option on four additional sections. Circumpacific will earn a net 36.7% working interest.

ALBERTA - Development Lands

Morinville

Morinville is fifteen (15) miles north of Edmonton and the wells are operated by Response Energy Corp. Circumpacific recently acquired an 18.96% working interest and an 0.6% gross overriding royalty interest in four producing oil wells, an injection well, one suspended oil well, and the associated facilities in the Morinville area of central Alberta. The Company's production is net 21.5 boepd and has 155.3 mstb of established reserves in the Leduc formation. An infill well was recently drilled which adds 18 boepd net to the Company. Incremental proved undeveloped and probable additional reserves are based on proposed infill drilling in the spring of 2001.

INVESTOR RELATIONS

There were not investor relations' activities during the period.

Management Changes

The Company policy has changed from using consultants wherever possible to hiring full-time staff for positions that need to be filled on a go forward basis.

W.R. (Bill) May was hired as Vice President of Exploration – Group Chief Geologist effective December 1, 2000.

Brian M. Wilkinson, P. Eng, has signed a six-month contract to act as the Chief Operating Officer of the Company with the intention of coming on full time in 6 months. The contract was effective February 26, 2001. Mr. Wilkinson replaces Fred Buccini, who acted as interim General Manager and COO on a part-time consulting basis from May 15, 2000 to January 31, 2001.

Liquidity and Solvency

The company has working capital of $1,324,066 at December 31, 2000, and does not anticipate any problems meeting its ongoing obligations as they become due.

FORM 51-901F

02 JUN 11

QUARTERLY REPORT

Incorporated as part of: __X__ Schedule A
____ Schedules B&C
Place X is appropriate category)

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR PERIOD ENDED	March 31, 2001
DATE OF REPORT	May 30, 2001
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Charles Ross	"Charles Ross"	01/05/30
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Malcolm Fraser	"Malcolm Fraser"	01/05/30
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

CIRCUMPACIFIC ENERGY CORPORATION

BALANCE SHEETS

as at March 31, 2001 and June 30, 2000
(Unaudited)

	March 31, 2001	June 30, 2000
ASSETS		
CURRENT		
Cash	$1,241,898	$ 893,670
Accounts receivable	898,324	265,180
Prepaid expenses and advances	144,221	219,994
	2,284,443	1,378,844
DUE FROM RELATED PARTIES	253,684	-
INVESTMENTS	125,858	99,427
PETROLEUM PROPERTIES AND EQUIPMENT	8,438,352	5,857,648
	$11,102,337	$7,335,919
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$1,071,582	$ 213,946
Due to related parties	-	746,571
	1,071,582	960,517
BANK LOAN	3,100,000	1,900,000
	$4,171,582	2,860,517
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	6,396,021	5,034,139
SPECIAL WARRANTS SUBSCRIPTIONS	2942,762	-
DEFICIT	(408,028)	(558,737)
	6,930,755	4,475,402
	$11,102,337	$7,335,919

APPROVED BY THE DIRECTORS:

(Signed) "Charles Ross"
Charles Ross, Director

(Signed) "Malcolm Fraser"
Malcolm Fraser, Director

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF DEFICIT

for the six month period ended March 31, 2001 and 2000
(Unaudited)

	2001	2000
DEFICIT – BEGINNING OF PERIOD	$ 558,737	$ 963,015
Net (earnings) loss for the period	(150,709)	(277,347)
DEFICIT – (RETAINED EARNINGS) END OF PERIOD	$ 408,028	$ 685,668

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF OPERATIONS

for the three month and nine month period ended March 31, 2001 and 2000 (Unaudited)

	Three months ended March 31, 2001	Three months ended March 31, 2000	Nine months ended March 31, 2001	Nine months ended March 31, 2000
REVENUE				
Oil and gas	$ 880,459	$ 765,842	$2,517,230	$2,069,869
Royalties	(134,397)	(127,319)	(478,360)	(373,208)
Other income	50,718	3,580	84,797	10,215
	756,780	642,103	2,123,667	1,706,876
EXPENSES				
General and administrative (Schedule)	249,466	122,084	676,464	299,922
Interest and financing	55,999	36,652	173,089	100,336
Operating (Schedule)	182,186	188,684	529,470	501,351
	487,651	347,420	1,379,023	901,609
CASH FLOW GENERATED FROM OPERATIONS	269,129	294,683	744,644	805,267
AMORTIZATION AND DEPLETION	217,435	179,575	593,935	527,920
NET EARNINGS FOR THE PERIOD	$ 51,694	$ 115,108	$ 150,709	$ 277,347
BASIC AND DILUTED EARNINGS PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.01

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF CASH FLOWS

for the three month and nine month period ended
March 31, 2001 and 2000
(Unaudited)

	Three months ended March 31, 2001	Three months ended March 31, 2000	Nine months ended March 31, 2001	Nine months ended March 31, 2000
OPERATING ACTIVITIES				
Net earnings for the period	$ 51,694	$ 115,108	$ 150,709	$ 277,347
Items not affecting cash				
Amortization and depletion	217,435	179,575	593,935	527,920
Cash flow from operations	269,129	294,683	744,644	805,267
Changes in non-cash working capital items	783,582	(275,406)	300,264	(290,338)
	1,052,711	19,277	1,044,908	514,929
INVESTING ACTIVITIES				
Acquisition of petroleum properties and equipment	(1,346,564)	(138,025)	(3,174,638)	(2,190,896)
Increase in investments	1	(4,453)	(26,431)	(4,453)
	(1,346,563)	(142,478)	(3,201,069)	(2,195,349)
FINANCING ACTIVITIES				
Bank loan advances (repayment)	750,000	95,451	1,200,000	700,000
Repayment of advances from related parties	(196,230)	-	(1,000,255)	247,970
Issuance of capital stock	1,351,882	-	1,361,882	725,000
Special warrants subscriptions	(1,135,225)	-	942,762	-
Shares committed to be issued	(196,657)	-	-	-
	573,770	95,451	2,504,389	1,672,970
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	279,918	(27,750)	348,228	(7,450)
CASH – BEGINNING OF PERIOD	961,980	56,810	893,670	36,510
CASH – END OF PERIOD	$1,241,898	$ 29,060	$1,241,898	$ 29,060

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

As at March 31, 2001
(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Section 1751 of the CICA Handbook. Accordingly, certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report for the year ended June 20, 2000.

In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the nine-month period ended March 31, 2001 are not necessarily indicative of the results that can be expected for the year ended June 30, 2001.

NOTE 2 – PETROLEUM PROPERTIES AND EQUIPMENT

Petroleum properties and equipment are comprised of:

	2001			2000
	Cost	Accumulated Depletion & Amortization	Net Book Value	Net Book Value
Petroleum properties and equipment	$12,111,432	$3,747,594	$8,363,838	$6,086,282
Office furniture & equipment	213,950	139,436	74,514	71,589
	$12,325,382	$3,887,030	$8,438,352	$6,157,871

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

As at March 31, 2001
(Unaudited)

NOTE 3 – SHARE CAPITAL

Authorized:

The authorized shares consist of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

Issued:
Common Shares:

	March 31, 2001		June 30, 2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	19,758,923	$ 5,034,139	16,258,923	$ 4,576,859
Issued during the period				
- exercise of stock options	150,000	30,000	-	-
- for flow thought shares	697,715	196,657	3,000,000	600,000
- conversion of special warrants	3,888,000	1,135,225	-	-
- for past consulting services	-	-	500,000	125,000
- Tax benefit renounced	-	-	-	(267,720)
	4,735,715	1,361,882	3,500,000	457,280
Balance, end of period	24,494,638	$ 6,396,021	19,758,923	$ 5,034,139

a) The Company issued a total of 2,928,000 Special Warrants on October 25, 2000 at a price of $0.36 per Special Warrant for total proceeds of $1,054,080. Each Special Warrant is convertible into one Unit, comprising one common share and one-half non-transferable share purchase warrant. One share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 25, 2001, and at a price of $0.50 per share thereafter to April 25, 2002.

   The agent for this offering was paid a fee of $0.03 per Special Warrant and was issued 388,800 Special Warrants in consideration of its services.
   A subsidiary company of Drillsearch Energy N.L., the ultimate parent of the Company, acquired 1,111,000 Special Warrants of this offering.

   A finder's fee of 27,100 Special Warrants was paid in connection with a portion of this offering.

NOTE 3 – SHARE CAPITAL (Cont'd)

c) Private Placement Flow Through Offering

The Company offered 5,715,000 flow-through common shares on a private placement basis, at a price of $0.35 per share. The Company's agent will receive a cash-financing fee of 9% and will receive a warrant for the purchase of an amount of shares equal to 10% of the number of shares sold in the offering. The broker's warrant will be exercisable at a price of $0.35 per share in the first twelve months and at a price of $0.50 per share for the ensuing six months. In accordance with the terms of this offering, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce all exploration and development expenditures incurred from the proceeds of this offering to the purchasers of the flow through shares.

As at December 31, 2000, 697,715 flow-through common shares were subscribed and fully paid for total proceeds of $244,200.

NOTE 4 – HEDGING CONTRACTS

On August 1, 2000, the Company entered into two fixed price contacts to sell crude oil to hedge against price fluctuation:

Effective Date	Oil Quantity Per month	Hedging Price	Term
August 1, 2000	2,000 barrels	US $26.68	1 year
August 1, 2000	400 barrels	US $27.88	3 months
November 9, 2000	400 barrels	US $30.00	9 months

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to the period ended the following shares were issued:

a) 697,715 common shares for the flow through offering
b) 100,000 common shares for the exercise of directors' options at $0.20 per share
c) 3,888,000 common shares for the conversion of the Special Warrants that were issued on October 4, 2000.

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF OPERATING EXPENSES

For the three month and nine month period ended
March 31, 2001 and 2000
(Unaudited)

	Three months ended March 31,		Nine months ended March 31,	
	2001	2000	2001	2000
Chemicals and dewaxing	$ 3,829	$ 8,315	$ 24,631	$ 14,514
Contract operating	20,954	22,427	62,045	56,049
Emulsion treating	15,893	15,886	51,538	41,782
Equipment rentals, parts and supplies	7,485	4,972	23,755	19,222
Fuel/lease fuel	13,231	11,287	34,153	19,189
Gas gathering and processing charges	11,386	12,945	37,117	44,245
Lease rentals	6,489	9,228	26,095	28,012
Miscellaneous	16,924	1,324	39,416	23,477
Overhead	10,891	11,768	32,472	32,251
Power and utilities	12,316	9,921	29,647	25,363
Property taxes	2,121	9,000	9,721	20,343
Partner operated expenses	3,818	11,083	16,898	56,877
Repairs and maintenance	27,488	35,686	96,058	65,009
Remedial and workover	15,017	14,214	26,662	29,523
Trucking	30,807	27,014	67,345	67,737
Process recoveries	(16,463)	(16,386)	(50,083)	(42,242)
	$182,186	$188,684	$529,470	$501,351

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the three month and nine month period ended March 31, 2001 and 2000 (Unaudited)

	Three months ended March 31,		Nine months ended March 31,	
	2001	2000	2001	2000
Communications	$ 3,628	$ 4,547	$ 12,306	$ 11,016
Computer services	13,169	10,900	44,862	22,908
Consulting fees	43,132	23,591	109,750	32,768
Corporate	59,842	2,705	165,359	20,504
Directors' fees and expenses	4,500	(6,001)	31,201	2,194
Equipment rental and lease costs	1,450	1,450	4,350	4,212
Insurance	8,490	2,621	14,718	8,236
Management fees	-	-	-	20,000
Occupancy costs	23,532	21,369	67,044	63,934
Office and miscellaneous	3,949	2,985	17,067	9,976
Professional fees	23,354	(550)	45,896	21,375
Reserve evaluation	4,221	3,555	12,663	10,656
Salaries and benefits	76,793	64,878	176,078	203,389
Travel and promotion	6,344	2,756	24,064	11,318
	272,404	134,806	725,358	442,486
Less: Overhead recovery	(22,938)	(12,722)	(48,894)	(142,564)
	$249,466	$122,084	$676,464	$299,922

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A
_X_ Schedules B&C
Place X is appropriate category)

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR PERIOD ENDED	March 31, 2001
DATE OF REPORT	May 30, 2001
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Charles Ross	"Charles Ross"	01/05/30
Malcolm Fraser	"Malcolm Fraser"	01/05/30

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended March 31, 2001 and 2000

Unaudited - Prepared by Management

SCHEDULE B:

1(a) Breakdown on General and Administrative Expenses

	2001	2000
Communications	$ 12,306	$ 11,016
Computer Services	44,862	22,908
Consulting Fees	109,750	32,768
Corporate	165,359	20,504
Directors fees and expenses	31,201	2,194
Equipment rental and lease costs	4,350	4,212
Insurance	14,718	8,236
Management fees	------	20,000
Occupancy costs	67,044	63,934
Office and miscellaneous	17,067	9,976
Professional fees	45,896	21,375
Reserve evaluation	12,663	10,656
Salaries and benefits	176,078	203,389
Travel and promotion	24,064	11,318
	725,358	442,486
Less: Overhead recovery	(48,894)	(142,564)
	$ 676,464	$ 299,922

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended March 31, 2001 and 2000

Unaudited - Prepared by Management

SCHEDULE B:

1(b) Breakdown of Operating Expenses

	2001	2000
Chemicals and dewaxing	$ 24,631	$ 14,514
Contract operating	62,045	56,049
Emulsion treating	51,538	41,782
Equipment rentals, parts and supplies	23,755	19,222
Fuel/lease fuel	34,153	19,189
Gas gathering and processing charges	37,117	44,245
Lease rentals	26,095	28,012
Miscellaneous	39,416	23,477
Overhead	32,472	32,251
Power and utilities	29,647	25,363
Property taxes	9,721	20,343
Partner operated expenses	16,898	56,877
Repairs & maintenance	96,058	65,009
Remedial and workover	28,662	29,523
Trucking	67,345	67,737
Process recoveries	(50,083)	(42,242)
	$ 529,470	$ 501,351

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended March 31, 2001

Unaudited - Prepared by Management

SCHEDULE B:

2 RELATED PARTY TRANSACTIONS

(a) Aggregate amount of expenditure made to parties not at arm's length from issuer $31,201 made up of directors fees of $13,500, and directors expenses of $17,701. All other management fees, professional fees and consulting fees in Schedule 1(a) were paid to parties at arm's length to the issuer.

(b) The table below compares the intercompany balances at Year-end June 30, 2000, and the nine months statements at March 31, 2001:

	As at June 30/2000	Net Change	As at March 31/2001
Drillsearch Energy N.L.	14,302	740	15,042
Drillsearch Energy Ltd. (Sydney)	(115,214)	251,319	136,105
Drillsearch Energy (Canada) Inc.	(645,000)	748,196	103,196
Pemberley Resources	(659)	-----	(659)
	(746,571)		253,684
Change during the period		1,000,255	

The company repaid the amounts owed to the parent company, Drillsearch Energy Limited, and associated company, Drillsearch Energy (Canada) Inc at year-end, in the amount of $115,214 and $645,000 respectively. During the nine-month period, the company advanced an additional $136,105 to Drillsearch Energy Limited, and $103,196 to Drillsearch Energy (Canada) Inc.

3(a) Summary of securities issued during period.
100,000 shares @ $0.20 for the exercise of directors options
50,000 shares @ $0.20 for the exercise of stock options
697,715 shares @ $0.35 for the issue of Flow Through shares
3,888,000 shares for the conversion of the Special Warrants that were issued on October 4, 2000.

3(b) Summary of options granted during the period, including date, number, name of optionee, exercise price and expiry date.

Name of Optionee	**Date**	**Options**	**Exercise Price**	**Expiry Date**
Mel Sailer	Mar 15, 2001	50,000	$0.25	Feb 15, 2005
Fred Buccini	Mar 15, 2001	100,000	$0.25	Feb 15, 2005
Tony Moeskops	Mar 15, 2001	50,000	$0.25	Feb 15, 2005
William May	Mar 15, 2001	400,000	$0.25	Feb 15, 2005
Cheryl Jones Mackay	Mar 15, 2001	50,000	$0.25	Feb 15, 2005

4(a) Refer to Note 3 on the Financial Statements

4(b) Refer to Note 3 on the Financial Statements

4(c) Summary of options, warrants and convertible securities outstanding:

As at March 31, 2001, the following non-transferable share purchase options to directors, officers and employees were outstanding:

Number Outstanding	**Exercise Price Per Share**	**Expiry Date**
1,300,892	$0.20	October 8, 2003
1,570,000	$0.25	March 7, 2003
650,000	$0.25	February 15, 2005

As at March 31, 2001, the following share purchase warrants were outstanding:

Terms:	1,250,000	- exercisable at $0.20 on or before October 1, 2000 - exercisable at $0.25 on or before October 2, 2001
	250,000	- exercisable at $0.20 on or before November 2, 2000 - exercisable at $0.25 on or before November 2, 2001

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended March 31, 2001

Unaudited – Prepared by Management

4(c) Con't.

427,100	- exercisable at $0.36 on or before October 2, 2001 - exercisable at $0.50 on or before April 25, 2002
2,528,000	- exercisable at $0.36 on or before October 25, 2001 - exercisable at $0.50 on or before April 25, 2002
2,138,400	- exercisable at $0.36 on or before October 4, 2001 - exercisable at $0.50 on or before October 4, 2002
68,371	- exercisable at $0.35 on or before January 25, 2002

4(d) Nil

5. List of Directors and Officers as at March 31, 2001:

Philip F. Kelso (Chairman)
Malcolm Fraser
Charles E. Ross
Michael Silver

Philip F. Kelso	President and C.E.O.
Brian Wilkinson	Interim C.O.O.
M.L. (Mel) Sailer	Controller
W.R. (Bill) May	V.P. Exploration
Charles E. Ross	Secretary

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. INCORPORATION

The Company was incorporated in the Province of British Columbia on October 14, 1987 pursuant to the Company Act (*British Columbia*) under the name Re-Bob Gold Inc. The Company's shareholders passed a special resolution on April 26, 1989 to change the name of the Company to Circumpacific Energy Corporation, which became effective May 17, 1989. At the Company's annual general meeting held on December 18, 1996 the members passed a special resolution to continue the Company's domicile from the Province of British Columbia to the Yukon Territory, which became effective on June 16, 1997.

The head office and principal address of the Company is located at Suite 2110 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. The registered office of the Company is located at 204 Lambert Street, Suite 200, Whitehorse, Yukon Y1A 3T2. The Company has no subsidiaries.

2. GENERAL DEVELOPMENT OF THE BUSINESS

Under an Initial Public Offering completed on January 11, 1990, the Company obtained a listing on the Vancouver Stock Exchange and became a "reporting issuer" for the purposes of the B.C. Securities Act.

The Company currently trades under the trading symbol CER on the CDNX that was formed on November 29, 1999 as a result of the merger of The Alberta Stock Exchange (the "ASE") and the Vancouver Stock Exchange (the "VSE"). The Company has been in the business of oil and gas exploration and development since its initial public listing.

NATURE OF BUSINESS OF COMPANY

The Company

The Company is engaged in the business of exploration and, when warranted, development of petroleum and natural gas properties in the Provinces of Alberta, British Columbia, and Saskatchewan. Growth will be fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploration potential through additional drilling and/or facility optimization, and through joint venture and farm-in arrangements.

Corporate Strategies

CER principle objective is to increase production and reserves through full cycle exploration and development of its properties. Entering into joint venture and farm-in arrangements, to achieve the following growth objectives, will augment this. In addition, the Company's growth objectives will be met through strategic mergers and/or investments in oil and gas production, exploration and development plays.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Revenue for the 3rd Quarter increased 21% to $931,175, and for the nine months increased 25% to $2,602,027, compared to the prior periods.

Total BOE's of 247 for the current 9 months is 8% less than the prior period, but the price of $38.46/BOE is 37% higher than last year. Operating netbacks increased 45% for the current 9 months to $23.57 per BOE.

Acquisition of Resource Properties

ALBERTA - Exploration Lands

The Company's undeveloped land inventory has increased significantly over the past year. Net undeveloped acreage is now at 43,696 acres vs 16,465 acres at July 1, 2000.

Darwin

Darwin is located approximately 150 miles northeast of Grand Prairie where the Company recently acquired 100 % interest of oil sands leases in 17 sections of land. Exploration plans are underway.

Peace River

This is Circumpacific's first entrée into the Arch area where it now holds 25 - 100 % interest in 12 sections of land. Exploration strategies have been formulated for a multi zone target. The Company is currently negotiating with offset landholders to expand its representation.

Lambert

Lambert is located approximately 130 miles west of Edmonton. The Company participated in the drilling of a 4,900-meter well, and has earned a 14 % working interest in 3 sections of land with Talisman Oiltech joint venture and expects to re-enter a Devonian test well in the next 6 months. The Company has an option to farm-in on another 3 sections of land to acquire a similar interest.

Ricinus North

Ricinus North is located 90 miles north-west of Calgary where the Company recently earned a 25 % interest in 5 sections of land through participation with an oil and gas Major in a 3D seismic program.

Talbot Lake

As a result of the Winter 2001 program of drilling and re-completions at Talbot Lake Circumpacific, as operator, has earned a 75% working interest in 35 sections of Crown leases from Drillsearch Energy (Canada) Inc. It acquired an additional nine (9) sections at a recent sale of P&NG rights for a total land holding of 44 sections.

The Circumpacific program consisted of the workover/re-completion of 3 wells, and the drilling of 2 new wells. The workover of the 2-32-96-10W5 well was completed successfully with the well's gross production increasing from 100 mcf/d to 600 mcf/d. Re-completion of the Bluesky Fm. in the 7-29-97-10W5 well resulted in gas flowing at 1.2MMcf/d with an absolute open flow test ("AOF") of 3.85MMcf/d. Re-completion of the Bluesky Fm. in the 13-21-97-10W5 well resulted in gas flowing at 920 mcf/d. A full AOF was not completed on this well due to the winter thaw a and suspension of operations. These wells will be tied in and brought into production during next winter's operating season.

The Talbot Lake property is in a winter operating area. Circumpacific commenced its exploration drilling program late in the season and only two wells of a proposed six well program were commenced. Due to delays in obtaining air drilling equipment the target zone was not penetrated and surface casing was set to approximately 10 meters above the Bluesky Formation in each well. On the basis of bright spot anomalies from 2D seismic and correlation's with existing wells, Circumpacific is confident that, when completed, these wells will add additional production. An early spring thaw forced an early suspension of operations on each well.

With encouraging results from Winter 2001 program Circumpacific anticipates an active Winter 2002 program that will include drilling 6 – 10 new wells, re-completion of 4 existing wells (2 with gas shows of 400mcf/d @ 2-19-96-11W5 & 1.3MMcf/d @ 7-26-96-10W5) and the construction of 6 – 12 miles of pipeline. Seismic interpretation of 2D seismic at Talbot Lake has identified a significant number of Cretaceous age bright spot anomalies suggesting the presence of up to 10 meters of gas filled sands. Successful wells are anticipated to deliver gas at rates of up to 3 MMCF/D.

Substantial capacity is available through the existing 6 ½ " pipeline and associated gas plant to supply additional sales gas to the Nova system.

The development program at Talbot Lake, so far, has added significant natural gas reserves to Circumpacific's inventory and commencing around January 2002 will provide a boost of at least 250 BOEPD to CER's daily production.

BRITISH COLUMBIA – Exploration Lands

Mica

Northeast British Columbia is approximately 80 miles northwest of Grande Prairie, Alberta. CEC has a 50% working interest with Talisman in 7 2/3 sections. The Company has secured a farm-in on five sections of land with a continuing option on four additional sections. Circumpacific will earn between a net 37 ½ - 65% working interest in the Farmout lands.

ALBERTA - Development Lands

Morinville

Morinville is fifteen (15) miles north of Edmonton and the wells are operated by Response Energy Corp. Circumpacific recently acquired an 18.96% working interest and an 0.6% gross overriding royalty interest in four producing oil wells, an injection well, one suspended oil well, and the associated facilities in the Morinville area of central Alberta. The Company's production is net 21.5 boepd and has 155.3 mstb of established reserves in the Leduc formation. An infill well was recently drilled which adds 18 boepd net to the Company. The plans for this summer are to install a water knockout facility and drill another well.

INVESTOR RELATIONS

There were not investor relations' activities during the period.

Management Changes

The Company policy has changed from using consultants wherever possible to hiring full-time staff for positions that need to be filled on a go forward basis.

W.R. (Bill) May was hired as Vice President of Exploration – Group Chief Geologist effective December 1, 2000.

Brian M. Wilkinson, P. Eng, has signed a six-month contract to act as the Chief Operating Officer of the Company with the intention of coming on full time in 6 months. The contract was effective February 26, 2001. Mr. Wilkinson replaces Fred Buccini, who acted as interim General Manager and COO on a part-time consulting basis from May 15, 2000 to January 31, 2001.

Liquidity and Solvency

The company has working capital of $1,212,861 at March 31, 2001, and does not anticipate any problems meeting its ongoing obligations as they become due.

FORM 51-901F

02 JUN 11

QUARTERLY REPORT

Incorporated as part of: __X__ Schedule A
____ Schedules B&C
Place X is appropriate category)

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR PERIOD ENDED	September 30, 2001
DATE OF REPORT	November 29, 2001
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Charles Ross	"Charles Ross"	01/11/30
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Malcolm Fraser	"Malcolm Fraser"	01/1130
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

CIRCUMPACIFIC ENERGY CORPORATION

INTERIM BALANCE SHEET

as at September 30, 2001 and June 2001

Unaudited - Prepared by Management

	Sept. 30 2001	June 30 2001
ASSETS		
CURRENT		
Cash	$ 28,729	$ 157,501
Accounts receivable	437,983	438,012
Prepaid expenses and advances	448,209	359,591
Notes receivable	790,000	790,000
Due from related parties	852,021	771,725
	2,556,942	2,516,829
INVESTMENTS	132,179	132,178
PETROLEUM PROPERTIES AND EQUIPMENT	8,275,794	8,124,579
	$10,964,915	$10,773,586
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 660,063	$ 552,565
Due to related parties	-----	-------
	660,063	552,565
BANK LOAN	3,050,000	3,100,000
	$3,710,063	$3,652,565
SHAREHOLDER'S EQUITY		
CAPITAL STOCK	$7,231,032	$7,231,032
RETAINED EARNINGS (DEFICIT)	23,820	(110,011)
	7,254,852	7,121,021
	$10,964,915	$10,773,586

APPROVED BY THE DIRECTORS:

_______________ Director
Malcolm Fraser

_______________ Director
Charles Ross

CIRCUMPACIFIC ENERGY CORPORATION

INTERIM STATEMENT OF RETAINED EARNINGS (DEFICIT)

for the period ended September 30, 2001 and 2000

Unaudited - Prepared by Management

	2001	**2000**
RETAINED EARNINGS (DEFICIT) - BEGINNING OF PERIOD	$(110,011)	$(558,737)
Net earnings (loss) for the period	133,831	30,397
RETAINED EARNINGS (DEFICIT) – END OF PERIOD	$ 23,820	$(528,340)

CIRCUMPACIFIC ENERGY CORPORATION

INTERIM STATEMENT OF OPERATIONS

for the period ended September 30, 2001 and 2000

Unaudited - Prepared by Management

	2001	2000
REVENUE		
Oil and gas	$ 801,426	$ 823,437
Royalties	(125,939)	(147,207)
Other Income	12,132	117
	687,619	676,347
EXPENSES		
General and administrative	157,873	216,597
Interest and financing	54,039	43,940
Operating (net of $17,974 Recoveries 2000-$16,728)	167,102	186,563
	379,014	447,100
CASH FLOW GENERATED FROM OPERATIONS	308,605	229,247
AMORTIZATION AND DEPLETION	174,774	198,850
NET EARNINGS (LOSS) FOR THE PERIOD	$ 133,831	$ 30,397

CIRCUMPACIFIC ENERGY CORPORATION

INTERIM STATEMENT OF CASH FLOWS

for the period ended September 30, 2001 and 2000

Unaudited - Prepared by Management

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

	2001	2000
OPERATING		
Net earnings (loss) for the period	$ 133,831	$ 30,397
Items not affecting cash		
Amortization and depletion	174,774	198,850
	308,605	229,247
Changes in non-cash working capital items	18,908	(574,078)
	327,513	(344,831)
INVESTING		
Acquisition of petroleum properties and equipment	(325,989)	(361,655)
Proceeds from sale of petroleum properties and equipment	-----	-----
Increase in investments	(1)	-----
	(325,990)	(361,655)
FINANCING ACTIVITIES		
Bank loan advances (repayment)	(50,000)	850,000
Net advances (to) from related parties	(80,295)	(822,728)
Issuance of capital stock	-----	10,000
Special Warrants subscriptions	-----	188,683
	(130,295)	225,955
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	(128,772)	(480,531)
CASH - BEGINNING OF PERIOD	157,501	893,670
CASH - END OF PERIOD	$ 28,729	$413,139

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

As at September 30, 2001
(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Section 1751 of the CICA Handbook. Accordingly, certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report for the year ended June 20, 2000.

In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three-month period ended September 30, 2001 are not necessarily indicative of the results that can be expected for the year ended June 30, 2001.

NOTE 2 – PETROLEUM PROPERTIES AND EQUIPMENT

Petroleum properties and equipment are comprised of:

	2001			2000
	Cost	Accumulated Depletion & Amortization	Net Book Value	Net Book Value
Petroleum properties and equipment	$12,344,618	$4,132,476	$8,212,142	$5,941,133
Office furniture & equipment	213,950	150,298	63,652	79,320
	$12,558,568	$4,282,774	$8,275,794	$6,020,453

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

As at September 30, 2001
(Unaudited)

NOTE 3 – SHARE CAPITAL

Authorized:

The authorized shares consist of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

Issued:
Common Shares:

	September 30 2001		June 30, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	27,422,638	$ 7,231,032	19,758,923	$5,034,139
Issued during the period for cash:				
- Private placements	--	--	6,816,000	2,077,987
- Issued under flow-through offering	--	--	697,715	196,657
- On the exercise of purchase options	--	--	150,000	30,000
- For past consulting services	--	--	--	--
- Tax benefit renounced	--	--	--	(107,751)
	---	---	7,663,715	2,196,893
Balance, end of period	27,422,638	$ 7,231,032	27,422,638	$7,231,032

NOTE 4 – HEDGING CONTRACTS

On August 1, 2000 and November 9, 2000, the Company entered into two fixed price contacts to sell crude oil to hedge against price fluctuation:

Effective Date	Oil Quantity Per month	Hedging Price	Term
August 1, 2000	2,000 barrels	US $26.68	1 year
November 9, 2000	400 barrels	US $30.00	9 months

These contracts both expired on July 31, 2001, and have not been replaced.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to the end of the period ended the following inter-company payments were received: $600,000 on October 26, 2001 and $50,000 on November 2, 2001.

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF OPERATING EXPENSES

For the three month period ended
September 30, 2001 and 2000
(Unaudited)

	2001	2000
Chemicals and dewaxing	$ 11,067	$ 10,993
Contract operating	23,946	20,494
Emulsion treating	17,271	18,094
Equipment rentals, parts and supplies	4,591	5,516
Fuel/lease fuel	8,438	10,062
Gas gathering and processing charges	14,765	15,370
Lease rentals	3,733	11,214
Miscellaneous	7,783	11,029
Overhead	10,253	11,438
Power and utilities	13,971	9,186
Property taxes	20,196	11,752
Partner operated expenses	151	7,858
Repairs & maintenance	21,257	33,396
Remedial and workover	2,750	7,893
Trucking	24,934	18,996
Process recoveries	(17,974)	(16,728)
	$ 167,102	$ 186,563

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the three month period ended
September 30, 2001 and 2000
(Unaudited)

	2001	2000
Communications	$ 2,544	$ 4,549
Computer Services	20,886	18,063
Consulting Fees	33,062	43,628
Corporate	18,368	53,517
Directors fees and expenses	5,000	4,500
Equipment rental and lease costs	1,450	1,450
Insurance	6,842	1,592
Management fees	------	-----
Occupancy costs	30,100	21,369
Office and miscellaneous	4,028	7,177
Professional fees	21,397	15,857
Reserve evaluation	7,124	4,221
Salaries and benefits	78,973	46,520
Travel and promotion	3,648	5,231
	233,421	227,674
Less: Overhead recovery	(75,548)	(11,077)
	$ 157,873	$ 216,597

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A
_X_ Schedules B&C
Place X is appropriate category)

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR PERIOD ENDED	September 30, 2001
DATE OF REPORT	November 29, 2001
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Charles Ross	"Charles Ross"	01/11/30
Malcolm Fraser	"Malcolm Fraser"	01/11/30

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended September 30, 2001 and 2000

Unaudited - Prepared by Management

SCHEDULE B:

1(a) Breakdown on General and Administrative Expenses

	2001	2000
Communications	$ 2,544	$ 4,549
Computer Services	20,886	18,063
Consulting Fees	33,062	43,628
Corporate	18,368	53,517
Directors fees and expenses	5,000	4,500
Equipment rental and lease costs	1,450	1,450
Insurance	6,842	1,592
Management fees	------	-----
Occupancy costs	30,100	21,369
Office and miscellaneous	4,028	7,177
Professional fees	21,397	15,857
Reserve evaluation	7,124	4,221
Salaries and benefits	78,973	46,520
Travel and promotion	3,648	5,231
	233,421	227,674
Less: Overhead recovery	(75,548)	(11,077)
	$ 157,873	$ 216,597

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended September 30, 2001 and 2000

Unaudited - Prepared by Management

SCHEDULE B:

1(b) Breakdown of Operating Expenses

	2001	2000
Chemicals and dewaxing	$ 11,037	$ 10,993
Contract operating	23,946	20,494
Emulsion treating	17,271	18,094
Equipment rentals, parts and supplies	4,591	5,516
Fuel/lease fuel	8,438	10,062
Gas gathering and processing charges	14,765	15,370
Lease rentals	3,733	11,214
Miscellaneous	7,783	11,029
Overhead	10,253	11,438
Power and utilities	13,971	9,186
Property taxes	20,196	11,752
Partner operated expenses	151	7,858
Repairs & maintenance	21,257	33,396
Remedial and workover	2,750	7,893
Trucking	24,934	18,996
Process recoveries	(17,974)	(16,728)
	$ 167,102	$ 186,563

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended September 30, 2001

Unaudited - Prepared by Management

SCHEDULE B:

2 RELATED PARTY TRANSACTIONS

(a) Aggregate amount of expenditure made to parties not at arm's length from issuer is for directors' fees of $5,000. All other management fees, professional fees and consulting fees in Schedule 1(a) were paid to parties at arm's length to the issuer.

(b) The table below compares the inter-company balances at Year-end June 30, 2001, and the three months statements at September 30, 2001:

	As at June 30/2001	Net Change	As at Sept. 30/2001
Drillsearch Energy Ltd.(Cdn Branch)	37,042	6,750	43,792
Drillsearch Energy Ltd. (Sydney)	188,080	1,626	189,706
Drillsearch Energy (Canada) Inc.	155,906	54,040	209,946
Transoceanic Securities Pty Ltd.	368,657	11,150	379,807
860272 Alberta Ltd.	22,000	6,770	28,770
	771,725		852,021
Change during the period		80,296	

During the period, related parties were charged $67,500 for their share of general and administrative expenses. The Company also expended $12,796 on behalf of related parties.

Subsequent to the end of the period ended the following inter-company payments were received: $600,000 on October 26, 2001 and $50,000 on November 2, 2001.

3(a) There were no securities issued during the period.

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended September 30, 2001

Unaudited - Prepared by Management

3(b) Summary of options granted during the period, including date, number, name of optionee, exercise price and expiry date.

There were no options granted during the period.

4(a) & (b) Capital Stock

Authorized:

The authorized shares consist of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

Issued:
Common Shares:

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	27,422,638	$7,231,032	19,758,92	$5,034,139
Shares issued during the period for cash:				
NIL				
Balance, end of period	27,422,638	$7,231,032	19,758,92	$5,034,139

The carrying value of petroleum properties and equipment and capital stock have been reduced by $375,471 at September 30, 2001 to reflect the tax benefits of the expenditures renounced to date.

4(c) Description of options and warrants outstanding:

As at September 30, 2001, the following non-transferable share purchase options to directors, officers and employees were outstanding:

Number Outstanding	Exercise Price per Share	Expiry Date
1,570,000	$ 0.25	March 7, 2003
1,300,892	$ 0.20	October 8, 2003
700,000	$ 0.25	February 15, 2005

As at June 30, 2001, the following share purchase warrants were outstanding:

i)	1,250,000	–	exercisable at $0.25 per share on or before October 1, 2001
	250,000	–	exercisable at $0.25 per share on or before November 2, 2001
ii)	1,944,000	–	exercisable at $0.36 per share on or before October 4, 2001
		-	exercisable at $0.50 per share on or before April 4, 2002
iii)	583,200	–	exercisable at $0.36 per share on or before October 4, 2001
		-	exercisable at $0.50 per share on or before April 4, 2002
iv)	2,928,000	–	exercisable at $0.36 per share on or before October 25, 2001
		-	exercisable at $0.50 per share on or before April 25, 2002
v)	54,200	–	exercisable at $0.36 per share on or before October 25, 2001
		-	exercisable at $0.50 per share on or before April 25, 2002
vi)	68,371	–	exercisable at $0.35 per share on or before January 25, 2002
		-	exercisable at $0.50 per share on or before July 25, 2002

4(d) Nil

5. List of Directors and Officers as at September 30, 2001:

Philip F. Kelso (Chairman)
Malcolm Fraser
Charles E. Ross
Michael Silver

Philip F. Kelso	President and C.E.O.
M.L. (Mel) Sailer	Chief Financial Officer
W.R. (Bill) May	V.P. Exploration
Charles E. Ross	Secretary

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. INCORPORATION

The Company was incorporated in the Province of British Columbia on October 14, 1987 pursuant to the Company Act (*British Columbia*) under the name Re-Bob Gold Inc. The Company's shareholders passed a special resolution on April 26, 1989 to change the name of the Company to Circumpacific Energy Corporation, which became effective May 17, 1989. At the Company's annual general meeting held on December 18, 1996 the members passed a special resolution to continue the Company's domicile from the Province of British Columbia to the Yukon Territory, which became effective on June 16, 1997.

The head office and principal address of the Company is located at Suite 2110 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. The registered office of the Company is located at 204 Lambert Street, Suite 200, Whitehorse, Yukon Y1A 3T2. The Company has no subsidiaries.

2. GENERAL DEVELOPMENT OF THE BUSINESS

Under an Initial Public Offering completed on January 11, 1990, the Company obtained a listing on the Vancouver Stock Exchange and became a "reporting issuer" for the purposes of the B.C. Securities Act.

The Company currently trades under the trading symbol CER on the CDNX that was formed on November 29, 1999 as a result of the merger of The Alberta Stock Exchange (the "ASE") and the Vancouver Stock Exchange (the "VSE"). The Company has been in the business of oil and gas exploration and development since its initial public listing.

NATURE OF BUSINESS OF COMPANY

The Company

The Company is engaged in the business of exploration and, when warranted, development of petroleum and natural gas properties in the Provinces of Alberta, British Columbia, and Saskatchewan. Growth will be fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploration potential through additional drilling and/or facility optimization, and through joint venture and farm-in arrangements.

Corporate Strategies

CER principle objective is to increase production and reserves through full cycle exploration and development of its properties. Entering into joint venture and farm-in arrangements, to achieve the following growth objectives, will augment this. In addition, the Company's growth objectives will be met through strategic mergers and/or investments in oil and gas production, exploration and development plays.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Revenue for the 1st Quarter decreased 1% to $813,558, compared to the prior periods.

Total BOE's of 241 for the current 3 months is 1% less than the prior period, but the price of $33.74/BOE is the same as last year. Operating netbacks increased 1% for the current 3 months to $22.08 per BOE.

Acquisition of Resource Properties

ALBERTA - Exploration Lands

The Company's undeveloped land inventory has increased significantly over the past year. Net undeveloped acreage is now at 43,696 acres vs 16,465 acres at September 30, 2001.

Worsley, Peace River

This is Circumpacific's first entrée into the Arch area where it now holds 25 - 100 % interest in 12 sections of land. Exploration strategies have been formulated for a multi zone target. The Company is currently negotiating with offset landholders to expand its representation.

Lambert

Lambert is located approximately 130 miles west of Edmonton. The Company participated in the drilling of a 4,900-meter well, and has earned a 14 % working interest in 3 sections of land with Talisman Oiltech joint venture. The Company has exercised its option to farm-in on another 2 sections of land by committing 14% of a Cardium well to acquire a 10% interest. The well will spud this winter.

Ricinus North

Ricinus North is located 90 miles north-west of Calgary where the Company recently earned a 25 % interest in 5 sections of land through participation with an oil and gas Major in a 3D seismic program. Recently, Circumpacific acquired a 100% working interest in 1 section of land that has a Leduc prospect as identified by 3D seismic.

Talbot Lake

Circumpacific, as operator, has earned a 75% working interest in 35 sections of Crown leases from Drillsearch Energy (Canada) Inc at Talbot Lake. It acquired an additional nine (9) sections at a recent sale of P&NG rights and is in the process of purchasing 18 sections from Rio Alto for a total land holding of 62 sections.

The Circumpacific program for this winter is not yet established but, at a minimum, is

proposed to consist of the workover/re-completion of 4 – 5 wells, and the re-drilling of 1 well. If sufficient capital is available 2D seismic will be shot and 3 – 8 wells will be drilled.

Substantial capacity is available through the existing 6 ½ " pipeline and associated gas plant to supply additional sales gas to the Nova system.

The development program at Talbot Lake, so far, has added significant natural gas reserves to Circumpacific's inventory and commencing around January 2002 will provide a boost of at least 250 BOEPD to CER's daily production.

BRITISH COLUMBIA – Exploration Lands

Mica

Northeast British Columbia is approximately 80 miles northwest of Grande Prairie, Alberta. CEC has a 50% working interest with Talisman in 7 2/3 sections. The Company has secured a farm-in on five sections of land with a continuing option on two additional sections. Circumpacific will earn between a net 21 ½ - 65% working interest in the Farmout lands by drilling the 9-7-81-13 W6 well. This well has been cased to 2477 meters. Talisman will complete and tie-in the well this winter. A Doig well is planned also.

ALBERTA - Development Lands

Kakwa

Kakwa is located in northwestern Alberta and the oil fields are operated by Marathon Cda Ltd. Circumpacific has 69.3 of proved reserves and 59.3 mboe of probable additional reserves in the Cardium formation. Most of these reserves are in gas caps associated with the Cardium oil production. Currently, the Company's production is net 6.5 boepd. Regulatory approval for the concurrent production of the gas cap is pending. When approved. Production from this property will increase significantly.

Morinville

Morinville is fifteen (15) miles north of Edmonton and the wells are operated by Response Energy Corp. Circumpacific recently acquired an 18.96% working interest and an 0.6% gross overriding royalty interest in four producing oil wells, an injection well, one suspended oil well, and the associated facilities in the Morinville area of central Alberta. The Company's production is net 21.5 boepd and has 155.3 mstb of established reserves in the Leduc formation. An infill well was recently drilled which adds 18 boepd net to the Company. The plans for this summer are to install a water knockout facility and drill another well.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
____ Schedules B&C
Place X is appropriate category)

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR PERIOD ENDED	December 31, 2001
DATE OF REPORT	March 7, 2002
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Charles Ross	"Charles Ross"	02/03/07
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Malcolm Fraser	"Malcolm Fraser"	02/03/07
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

REVIEW ENGAGEMENT REPORT

To the Directors of **Circumpacific Energy Corporation**:

We have reviewed the balance sheets of Circumpacific Energy Corporation as at December 31, 2001 and the statements of operations, deficit and cash flows for the three month and six month period then ended. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

As described in Note 1, the accompanying financial statements have been prepared in accordance with the instructions from Section 1751 of the CICA Handbook, accordingly the comparative balance sheet presented is for the preceding fiscal year ended June 30, 2001. The financial statements for the year ended June 30, 2001 were audited by us and we expressed an unqualified opinion on them in our report dated August 17, 2001, but we have not performed any auditing procedures since that date. The financial statements for the six month period ended December 31, 2001 should be read in conjunction with the audited annual financial statements for the year ended June 30, 2001.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, B.C.
February 26, 2002

CIRCUMPACIFIC ENERGY CORPORATION

BALANCE SHEETS

as at December 31, 2001 and June 30, 2001
(Unaudited)

	December 31, 2001	June 30, 2001
ASSETS		
CURRENT		
Cash	$ 41,822	$ 157,501
Accounts receivable	444,003	438,012
Prepaid expenses and advances	423,114	359,591
Notes receivable	790,000	790,000
Due from related parties	162,120	771,725
	1,861,059	2,516,829
INVESTMENTS	132,178	132,178
PETROLEUM PROPERTIES AND EQUIPMENT	9,650,716	8,124,579
	$ 11,643,953	$ 10,773,586
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 2,145,657	$ 552,565
BANK LOAN	2,500,000	3,100,000
	4,645,657	3,652,565
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	7,231,032	7,231,032
DEFICIT	(232,736)	(110,011)
	6,998,296	7,121,021
	$ 11,643,953	$ 10,773,586

APPROVED BY THE DIRECTORS:

"Charles Ross"
Charles Ross, Director

"Malcolm Fraser"
Malcolm Fraser, Director

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF DEFICIT

for the six month period ended December 31, 2001 and 2000
(Unaudited)

	2001	2000
BALANCE – BEGINNING OF PERIOD	$ (110,011)	$ (558,737)
Net (loss) earnings for the period	(122,725)	99,015
BALANCE – END OF PERIOD	$ (232,736)	$ (459,722)

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF OPERATIONS

for the three month and six month period ended December 31, 2001 and 2000 (Unaudited)

	Three months ended December 31,		Six months ended December 31,	
	2001	2000	2001	2000
REVENUE				
Oil and gas	$ 563,890	$813,334	$1,365,316	$1,636,771
Royalties	(91,545)	(156,756)	(217,484)	(303,963)
Other income	4,425	33,962	16,557	34,079
	476,770	690,540	1,164,389	1,366,887
EXPENSES				
General and administrative (Schedule)	341,637	210,401	499,510	426,998
Interest and financing	35,892	73,150	89,931	117,090
Operating (Schedule)	173,083	160,721	340,185	347,284
	550,612	444,272	929,626	891,372
CASH FLOW GENERATED FROM (USED BY) OPERATIONS	(73,842)	246,268	234,763	475,515
AMORTIZATION AND DEPLETION	182,714	177,650	357,488	376,500
NET (LOSS) EARNINGS FOR THE PERIOD	$(256,556)	$ 68,618	$ (122,725)	$ 99,015
BASIC AND DILUTED (LOSS) EARNINGS PER SHARE	$ (0.01)	$ 0.00	$ (0.00)	$ 0.00

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF CASH FLOWS

for the three month and six month period ended December 31, 2001 and 2000 (Unaudited)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Six months ended December 31, 2001	Six months ended December 31, 2000
OPERATING ACTIVITIES				
Net (loss) earnings for the period	$ (256,556)	$ 68,618	$ (122,725)	$ 99,015
Item not affecting cash				
Amortization and depletion	182,714	177,650	357,488	376,500
Cash flow from (used by) operations	(73,842)	246,268	234,763	475,515
Changes in non-cash working capital items	1,504,670	90,760	1,523,578	(483,318)
	1,430,828	337,028	1,758,341	(7,803)
INVESTING ACTIVITIES				
Acquisition of petroleum properties and equipment	(1,557,636)	(1,466,419)	(1,883,625)	(1,828,074)
Increase in investments	-	(26,432)	-	(26,432)
	(1,557,636)	(1,492,851)	(1,883,625)	(1,854,506)
FINANCING ACTIVITIES				
Bank loan advances (repayment)	(550,000)	(400,000)	(600,000)	450,000
Decrease (increase) in due from related parties	689,901	(373,757)	609,605	(1,196,485)
Issuance of capital stock	-	-	-	10,000
Increase in special warrants subscriptions	-	1,889,304	-	2,077,987
Increase in shares committed to be issued	-	196,657	-	196,657
	139,901	1,312,204	9,605	1,538,159
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	13,093	156,381	(115,679)	(324,150)
CASH – BEGINNING OF PERIOD	28,729	413,139	157,501	893,670
CASH – END OF PERIOD	$ 41,822	$ 569,520	$ 41,822	$ 569,520

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

As at December 31, 2001
(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Section 1751 of the CICA Handbook. Accordingly, certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report for the year ended June 30, 2001.

In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the six month period ended December 31, 2001 are not necessarily indicative of the results that can be expected for the year ended June 30, 2002.

NOTE 2 – NOTES RECEIVABLE

During the period, the notes receivable were renegotiated with $4,000 due March 6, 2002 and the balance due May 30, 2002.

NOTE 3 – PETROLEUM PROPERTIES AND EQUIPMENT

Petroleum properties and equipment are comprised of:

	December 31, 2001			June 30, 2001
	Cost	Accumulated Depletion and Amortization	Net Book Value	Net Book Value
Petroleum properties and equipment	$13,901,754	$4,310,925	$9,590,829	$8,056,674
Office furniture and equipment	214,450	154,563	59,887	67,905
	$14,116,204	$4,465,488	$9,650,716	$8,124,579

NOTE 4 – STOCK

Authorized:

The authorized shares consist of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

Issued:
Common Shares:

	December 31, 2001		June 30, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	27,422,638	$ 7,231,032	19,758,923	$ 5,034,139
Issued during the period for cash:				
- private placement	-	-	6,816,000	2,077,987
- on the exercise of stock purchase options	-	-	150,000	30,000
- under flow-through shares offering	-	-	697,715	196,657
Tax benefit renounced	-	-	-	(107,751)
	-	-	7,663,715	2,196,893
Balance, end of period	27,422,638	$ 7,231,032	27,422,638	$ 7,231,032

NOTE 5 – RELATED PARTY TRANSACTIONS

The amounts due from (to) related parties are comprised of:

	December 31, 2001	June 30, 2001
Drillsearch Energy (Canada) Inc.	$199,409	$155,946
Drillsearch Energy Limited – Canadian Branch Operations	9,586	37,042
860272 Atlanta Limited	23,520	22,000
Drillsearch Energy Limited	(70,395)	188,080
Transoceanic Securities Pty. Ltd.	-	368,657
	$162,120	$771,725

During the period, the Company received $42,983 (2000 - $Nil) in overhead recovery fees from Drillsearch Energy (Canada) Inc.

NOTE 5 – RELATED PARTY TRANSACTIONS (Con't...)

During the period, the Company paid $65,104 (2000 - $Nil) in management fees to Drillsearch Energy Limited and $10,123 (2000 - $9,000) in fees to various directors.

Included in accounts receivable is $15,299 (2000 - $25,299) due from Drillsearch Energy Limited – Canadian Branch Operations and $151,577 (2000 - $Nil) due from Drillsearch Energy (Canada) Inc.

Included in accounts payable is $6,434 (2000 - $Nil) due to Drillsearch Energy (Canada) Inc.

NOTE 6 – HEDGING CONTRACTS

Prior to the period, the Company entered into two fixed price contracts to sell crude oil to hedge against price fluctuations as follows:

Effective Date	Oil Quantity Per month	Hedging Price	Term	Expiry Date
August 1, 2000	2,000 barrels	US $26.68	1 year	July 31, 2001
November 9, 2000	400 barrels	US $30.00	9 months	July 31, 2001

The hedging contracts expired during the period and have not been renewed.

NOTE 7 – SUBSEQUENT EVENTS

a) Petroleum properties and equipment.

Subsequent to the period ended, the Company commenced negotiating the acquisition of a pipeline for $765,000 from Drillsearch Energy (Canada) Inc., a related company. Any acquisition will be subject to independent valuations and assessment.

b) Notes receivable.

Subsequent to the period ended, the Company commenced negotiating the collection of the notes receivable of $790,000 from 860272 Alberta Limited, a related party.

c) Share purchase options.

Subsequent to the period ended, the Company granted the following non-transferable share purchase options to directors, officers and employees:

Number of Shares	Exercise Price Per Share	Expiry Date
100,500	$0.13	January 15, 2004

NOTE 7 – SUBSEQUENT EVENTS (Con't...)

d) Related Party Transactions

Subsequent to the period ended, the Company received $245,747 from Drillsearch Energy (Canada) Inc. in further reduction of amounts owing by related parties on joint venture accounts (See Note 5).

e) Participation in Lambert Option well - Well Name: TLM Rax 16-8-52-22 W5.

Subsequent to the period ended, the Company paid a cash call of $231,747 to the operator to participate in an option well testing for gas at Lambert, Alberta. The well is designated TLM Rax 16-8-52-22 W5. The Company will earn a 9.8% working interest.

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF OPERATING EXPENSES

For the three month and six month period ended December 31, 2001 and 2000 (Unaudited)

	Three months ended December 31,		Six months ended December 31,	
	2001	2000	2001	2000
Chemicals and dewaxing	$ 8,433	$ 9,809	$ 19,470	$ 20,802
Contract operating	27,878	20,597	51,824	41,091
Emulsion treating	17,991	17,551	35,262	35,645
Equipment rentals, parts and supplies	10,686	10,754	15,277	16,270
Fuel and lease fuel	5,852	10,860	14,290	20,922
Gas gathering and processing charges	5,770	10,361	20,535	25,731
Lease rentals	12,678	8,392	16,411	19,606
Miscellaneous	10,771	11,463	18,554	22,492
Overhead	17,542	10,143	27,795	21,581
Power and utilities	8,757	8,145	22,728	17,331
Property taxes	2,085	(4,152)	22,281	7,600
Partner operated expenses	438	5,222	589	13,080
Repairs and maintenance	39,470	35,174	60,727	68,570
Remedial and workover	4,505	5,752	7,255	13,645
Trucking	17,749	17,542	42,683	36,538
Process recoveries	(17,522)	(16,892)	(35,496)	(33,620)
	$173,083	$160,721	$340,185	$347,284

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the three month and six month period ended
December 31, 2001 and 2000
(Unaudited)

	Three months ended December 31,		Six months ended December 31,	
	2001	2000	2001	2000
Communications	$ 4,731	$ 4,129	$ 7,275	$ 8,678
Computer services	14,708	13,630	35,594	31,693
Consulting fees	35,752	22,990	68,814	66,618
Corporate	43,566	52,000	61,934	105,517
Directors' fees and expenses	5,344	22,201	10,344	26,701
Equipment rental and lease costs	1,600	1,450	3,050	2,900
Insurance	6,425	4,636	13,267	6,228
Management fees	65,104	-	65,104	-
Occupancy costs	25,932	22,143	56,032	43,512
Office and miscellaneous	6,462	5,941	10,490	13,118
Professional fees	13,375	6,685	34,772	22,542
Reserve evaluation	7,922	4,221	15,046	8,442
Salaries and benefits	86,158	52,765	165,130	99,285
Travel and promotion	7,682	12,489	11,330	17,720
	324,761	225,280	558,182	452,954
Overhead expenses (recovery)	16,876	(14,879)	(58,672)	(25,956)
	$341,637	$210,401	$499,510	$426,998

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A
_X__ Schedules B&C
Place X is appropriate category)

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR YEAR ENDED	December 31, 2001
DATE OF REPORT	March 7, 2002
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Charles Ross	"Charles Ross"	02/03/07
Malcolm Fraser	"Malcolm Fraser"	02/03/07

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended December 31, 2001 and 2000

Unaudited - Prepared by Management

SCHEDULE B:

1(a) Breakdown on General and Administrative Expenses

	2001	2000
Communications	7,275	$ 8,678
Computer Services	35,594	31,693
Consulting Fees	68,814	66,618
Corporate	61,934	105,517
Directors fees and expenses	10,344	26,701
Equipment rental and lease costs	3,050	2,900
Insurance	13,267	6,228
Management fees	65,104	------
Occupancy costs	56,032	43,512
Office and miscellaneous	10,490	13,118
Professional fees	34,772	22,542
Reserve evaluation	15,046	8,442
Salaries and benefits	165,130	99,285
Travel and promotion	11,330	17,720
	558,182	452,954
Less: Overhead recovery	(58,672)	(25,956)
	$499,510	$426,998

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended December 31, 2001 and 2000

Unaudited - Prepared by Management

SCHEDULE B:

1(b) Breakdown of Operating Expenses

	2001	2000
Chemicals and dewaxing	$ 19,470	$ 20,802
Contract operating	51,824	41,091
Emulsion treating	35,262	35,645
Equipment rentals, parts and supplies	15,277	16,270
Fuel/lease fuel	14,290	20,922
Gas gathering and processing charges	20,535	25,731
Lease rentals	16,411	19,606
Miscellaneous	18,554	22,492
Overhead	27,795	21,581
Power and utilities	22,728	17,331
Property taxes	22,281	7,600
Partner operated expenses	589	13,080
Repairs & maintenance	60,727	68,570
Remedial and workover	7,255	13,645
Trucking	42,683	36,538
Process recoveries	(35,496)	(33,620)
	$340,185	$347,284

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended December 31, 2001

Unaudited - Prepared by Management

SCHEDULE B:

2 RELATED PARTY TRANSACTIONS

(a) Aggregate amount of expenditure made to parties not at arm's length from issuer $75,448 made up of directors fees of $10,123, directors expenses of $221 and management fees of $65,104. All other professional fees and consulting fees in Schedule 1(a) were paid to parties at arm's length to the issuer.

(b) The table below compares the intercompany balances at Year-end June 30, 2001, and the six months statements at December 31, 2001:

	As at June 30/2001	**Net Change**	**As at December 31/2001**
Drillsearch Energy N.L.	37,042	(27,456)	9,586
Drillsearch Energy Ltd. (Sydney)	118,080	(258,475)	(70,395)
Drillsearch Energy (Canada) Inc.	155,946	43,463	199,409
860272 Alberta Ltd.	22,000	1,520	23,520
Transoceanic Securities Pty Ltd	368,657	(368,657)	-----
	771,725		162,120
Change during the period		(609,605)	

3(a) Summary of securities issued during period.

NIL.

3(b) Summary of options granted during the period, including date, number, name of optionee, exercise price and expiry date.

Nil

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended December 31, 2001

Unaudited - Prepared by Management

4(a) Refer to Note 4 on the Financial Statements

4(b) Refer to Note 4 on the Financial Statements

4(c) Summary of options, warrants and convertible securities outstanding:

As at December 31, 2001, the following non-transferable share purchase options to directors, officers and employees were outstanding:

Number Outstanding	Exercise Price Per Share	Expiry Date
1,300,892	$0.20	October 8, 2003
1,570,000	$0.25	March 7, 2003
700,000	$0.25	February 15, 2005
100,500	$0.13	January 14, 2004

As at December 31, 2001, the following share purchase warrants were outstanding:

Terms: 3,888,000 – exercisable at $0.50 on or before April 4, 2002

2,928,000 – exercisable at $0.50 on or before April 25, 2002

4(d) Nil

5. List of Directors and Officers as at December 31, 2001:

Philip F. Kelso (Chairman)
Malcolm Fraser
Charles E. Ross
Michael Silver

Philip F. Kelso	President and C.E.O.
W.R. (Bill) May	Canadian Operations and C.O.O.
M.L. (Mel) Sailer	Chief Financial Officer
Charles E. Ross	Secretary

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. INCORPORATION

The Company was incorporated in the Province of British Columbia on October 14, 1987 pursuant to the Company Act (*British Columbia*) under the name Re-Bob Gold Inc. The Company's shareholders passed a special resolution on April 26, 1989 to change the name of the Company to Circumpacific Energy Corporation, which became effective May 17, 1989. At the Company's annual general meeting held on December 18, 1996 the members passed a special resolution to continue the Company's domicile from the Province of British Columbia to the Yukon Territory, which became effective on June 16, 1997.

The head office and principal address of the Company is located at Suite 1540, 700 – 6th Avenue S.W., Calgary, Alberta T2P 0T8. The registered office of the Company is located at 204 Lambert Street, Suite 200, Whitehorse, Yukon Y1A 3T2. The Company has no subsidiaries.

2. GENERAL DEVELOPMENT OF THE BUSINESS

Under an Initial Public Offering completed on January 11, 1990, the Company obtained a listing on the Vancouver Stock Exchange and became a "reporting issuer" for the purposes of the B.C. Securities Act.

The Company currently trades under the trading symbol CER on the CDNX that was formed on November 29, 1999 as a result of the merger of The Alberta Stock Exchange (the "ASE") and the Vancouver Stock Exchange (the "VSE"). The Company has been in the business of oil and gas exploration and development since its initial public listing.

NATURE OF BUSINESS OF COMPANY

The Company

The Company is engaged in the business of exploration and, when warranted, development of petroleum and natural gas properties in the Provinces of Alberta, British Columbia, and Saskatchewan. Growth will be fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploration potential through additional drilling and/or facility optimization, and through joint venture and farm-in arrangements.

Corporate Strategies

CER principle objective is to increase production and reserves through full cycle exploration and development of its properties. Entering into joint venture and farm-in arrangements, to achieve the following growth objectives, will augment this. In addition, the Company's growth objectives will be met through strategic mergers and/or investments in oil and gas production, exploration and development plays.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Total revenue for the 6 months to December 31, 2001 of $1,381,873 was 17% lower than the corresponding 6 months of last year. Net cash flow of $234,763 was 51% lower than the prior period.

Total BOE's of 240 for the current 6 months is the same as the prior period, but the price of $31.31 is 17% lower than last year. Operating costs per BOE decreased 2% from the prior period to $7.71 per BOE. Operating netbacks decreased 19% for the current 6 months to $18.68 per BOE.

Acquisition of Resource Properties

ALBERTA - Exploration Lands

The Company's undeveloped land inventory located primarily in Alberta totals approximately 118 sections of land with 67 % average working interest. Some of this acreage is subject to expiry and the Company is planning a winter program to mitigate expiries.

Worsley

This is Circumpacific's first entrée into the Arch area where it acquired 100 % interest in 2 sections of land at a Crown land sale. Exploration strategies have been formulated for a multi zone target. The Company has negotiated a deal to earn on interest in an additional 9 ¾ sections of land.

Lambert

Lambert is located approximately 130 miles west of Edmonton. The Company participated in the drilling of a 4,900-meter well, and has earned a 14 % working interest in 3 sections of land with Talisman Oiltech joint venture. The Company has elected to participate in the option to farm-in on another 2 sections of land from Talisman by spending 14% of a budgeted $1,650,000 for a 3234m Upper Mannville well at 16-8-52-22 W5 to earn 9.8% in the lands. The gas behind casing in the 5-4-52-22 W5 well will likely be completed at the same time as the completion of the 16-8 well.

Ricinus North

Ricinus North is located 90 miles north-west of Calgary where the Company earned a 25 % interest in 5 sections of land through participation with an oil and gas Major in a 3D seismic program. The Company recently acquired a 100% interest in 1 section of land where 3D seismic has identified a Leduc prospect.

Talbot Lake

Circumpacific Energy Corporation has 75% working interest in up to 62 ½ sections of gas prospective lands. The Circumpacific program this winter consists of 4 re-completions, and a water shut-off/handling program at the producing 2-32-06-10 W5M well location.

Seismic interpretation on the 9 sections of lands acquired at the Crown P&NG rights offering last May has identified a significant number of potential Cretaceous age gas sand prospects.

AOF tests will be conducted in order to quantify reserves for planned pipelining and tie-ins.

BRITISH COLUMBIA – Exploration Lands

Mica

Northeast British Columbia is approximately 80 miles northwest of Grande Prairie, Alberta. The Company farmed-in on five sections of land by drilling the 9-7-81-13 W6 well with Talisman. The well has been cased to 2744m and is awaiting completion of gas behind pipe.

ALBERTA - Development Lands

Morinville

Morinville is fifteen (15) miles north of Edmonton and the wells are operated by Response Energy Corp. Circumpacific recently acquired an 18.96% working interest and an 0.6% gross overriding royalty interest in four producing oil wells, an injection well, one suspended oil well, and the associated facilities in the Morinville area of central Alberta. The Company's production is net 40 boepd and has 155.3 mstb of established reserves in the Leduc formation. An infill well was recently drilled at 02/11-32-55-25 W4 which added 7 boepd.

INVESTOR RELATIONS

There were not investor relations' activities during the period.

Liquidity and Solvency

The Company has a working capital deficiency of $285,000 at December 31, 2001.

Circumpacific has sold 6 sections of non-producing land at Talbot Lake for $143,000 plus adjustments, in the next quarter.

The Company is finalizing the collection of various receivables either in cash or marketable shares in the amount of $274,000, and is converting its investment in Drillsearch Energy Ltd. to shares in the amount of $132,179.

The Company further expects to receive a minimum of $200,000 in equity financing prior to the end of March, 2002.

All necessary documentation for further equity raising is in place, and will proceed at a time and price at the Company's discretion.

Management

The investment and banking institutions in Calgary prefer to deal with firms that have strong local management teams in place to direct the business decisions of the Company.

Circumpacific is in the final stages of hiring a well-known local businessman as its President and CEO.

Once this has been finalized, additions to the management team will be put in place as required.

E. Advance Notice of Annual General Meeting dated:
September 12, 2001

PACIFIC CORPORATE TRUST COMPANY
10th Floor - 625 Howe Street
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

September 12, 2001

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Policy 41 requirements, including Addendum "A" to the Policy, please be advised of the following:

Company:	Circumpacific Energy Corporation (Cusip 17275K107)
Meeting:	Annual General Meeting
Record Date:	October 9, 2001
Meeting Date:	November 15, 2001

If you require further information, please contact:

"Heather Plume"

Heather Plume
Pacific Corporate Trust Company

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Canadian Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Northwest Territory
cc: Yukon Territory
cc: Nunavut

g:\startup\bsmscer.doc

F. Notice of Annual General Meeting dated:
October 9, 2001

CIRCUMPACIFIC ENERGY CORPORATION

1540 – 700 – 6th Avenue S.W.
Calgary, Alberta T2P 0T8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Circumpacific Energy Corporation (the "Company") will be held at 2nd Floor – 700 6th Avenue S.W., Calgary, Alberta, on November 15, 2001, at the hour of 2 P.M., Calgary time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended June 30, 2001.
2. To fix the number of directors at four (4).
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To approve the increase in the number of Common Shares that may be issued pursuant to the issue of options under the Stock Option Plan.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 9th day of October, 2001.

BY ORDER OF THE BOARD OF DIRECTORS OF CIRCUMPACIFIC ENERGY CORPORATION

"Philip F. Kelso"

Philip F. Kelso, President

G. Proxy Solicited by Management to be held:
November 15, 2001

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

CIRCUMPACIFIC ENERGY CORPORATION (the "Company")

TO BE HELD AT 2nd Floor – 700 6th Avenue S.W.
Calgary, Alberta

ON Thursday, November 15, 2001, AT 2 P.M. (Calgary time)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Charles E. Ross, a Director of the Company, or failing this person, Malcolm B. Fraser, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four (4)		
		For	**Withhold**
2.	To elect as Director, Philip F. Kelso		
3.	To elect as Director, Charles E. Ross		
4.	To elect as Director, Malcolm B. Fraser		
5.	To elect as Director, Michael B. Silver		
6.	To appoint Sadovnick, Telford & Skov as Auditors of the Company		
		For	**Against**
7.	To authorize the Directors to fix the auditors' remuneration		
8.	To approve the increase in number of common shares which may be issued under the Stock Option Plan		
9.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, it is deemed to be dated on the date it was mailed to you.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of "Pacific Corporate Trust Company" ***by mail or by fax no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Pacific Corporate Trust Company*** *is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8* ***and its fax number is (604) 689-8144.***

H. Management Proxy Circular dated October 9, 2001

02 JUL 11 PM

CIRCUMPACIFIC ENERGY CORPORATION
1540 – 700 – 6th Avenue S.W.
Calgary, Alberta T2P 0T8

INFORMATION CIRCULAR

(As at October 9, 2001, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of CIRCUMPACIFIC ENERGY CORPORATION (the "Company") for use at the annual general meeting of the Company to be held on November 15, 2001 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the

Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares (the "common shares") and an unlimited number of preference shares, issuable in one or more series (the "preference shares"), of which 27,422,628 common shares and no preferred shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on October 9, 2001 will be entitled to receive notice of and vote at the meeting. Unless stated otherwise, all matters presented to the meeting require approval by a simple majority of the votes cast at the meeting.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Drillsearch Energy Limited *	9,082,923	33.12%

* A total of 7,410,223 of these shares are held by Drillsearch Energy (Canada) Inc., a non-reporting company all of the shares of which are owned by Drillsearch Energy Limited. Drillsearch Energy Limited is a public company listed for trading on the Australian Stock Exchange.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
Philip F. Kelso (1) Northbridge, NSW Australia **President, CEO, Director**	President, Casula & Kelso, Solicitors; Managing Director of Drillsearch Energy Limited	Since September, 1990	266,000
Charles E. Ross Vancouver, B.C. **Director**	Businessman, Director of Windson Capital VCC Ltd., Director of Seacrest Development Corporation, Director of Tearlach Resources Limited, Director of Terrastar Resource Corporation	Since December, 1991	14,000
Malcolm B. Fraser (1) Vancouver, B.C. **Director**	Businessman, Management Consultant, Director of Orlon Resources Ltd., Director of Apollo International Construction Company	Since October, 1992	NIL
Michael B. Silver (1) Sydney, Australia **Director**	Businessman, Director of Drillsearch Energy Limited	Since April 1997	1,000

(1) Member of the audit committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 9, 2001, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at June 30, 2001 and the other four most highly compensated executive officers of the Company as at June 30, 2001 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers") and for the purpose of the Business Corporations Act (Yukon) $40,000 including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards			
		Salary Compensation ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Philip F. Kelso CEO	1999 2000 2001	Nil Nil Nil	Nil Nil Nil	$83,048 $25,000 $76,000	155,892 582,054 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William R. May Vice President, Exploration	1999 2000 2001	Nil Nil $34,320	Nil Nil Nil	Nil Nil $74,591*	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Brian Wilkinson Chief Operating Officer	1999 2000 2001	Nil Nil $44,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

*Consulting fees paid to a company controlled by William R. May.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants during the most recently completed Financial Year

The following table (presented in accordance with the Rules) sets forth stock options granted under the Company's Stock Option Plan ("the Stock Option Plan") or otherwise during the most recently completed financial year to each of the Named Executive Officer(s), directors or officers of the Company.

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Fiscal Year	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
William R. May	400,000(1)	57.14%	$0.25	$0.25	Feb. 15, 2003

(1) These options vest as to 25% upon Canadian Venture Exchange approval of these options which was received on February 15, 2001 and 25% on August 15, 2001, 25% on February 15, 2003 and 25% on February 15, 2004.

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company on the Canadian Venture Exchange.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

None of the Named Executive Officers, directors or officers of the Company exercised any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no employment contracts with any Named Executive Officer.

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in the Company's most recently completed or current financial year to compensate such Named Executive Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular, except Charles Ross, a director of the Company, who was paid a sum of $11,000 for his services to the Company and Malcolm Fraser, a director of the Company, who was paid a sum of $4,000 for his services to the Company.

None of the Named Executive Officers, directors or officers of the Company exercised any options in respect of the Company's shares during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

There is no indebtedness of any director, executive officer, officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year except.

YUKON BUSINESS CORPORATIONS ACT DISCLOSURE

No directors or officers of the Company other than the Named Executive Officer received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year. The Company does not have a Pension Plan or Retirement Plan.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company, no officer or the Company, or no shareholder of the Company who beneficially owns or exercised control or direction over shares carrying more than 10% of the votes attached to shares of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company except as follows.

As at June 30, 2001 the Company had outstanding loans in the amount of $188,080 and $368,657 to Drillsearch Energy Limited and Transoceanic Securities Pty. Ltd. respectively which with the President and a director of the Company are associated with. The loans are payable on demand and bear interest at 12% per annum.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Sadovnick, Telford & Skov, Chartered Accountants of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors. Messrs. Sadovnick, Telford & Skov were first appointed auditors on March 24, 1995.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Amendment to Stock Option Plan

The Board of Directors of the Company adopted a Stock Option Plan (the "Stock Option Plan") on October 28, 1998, which was approved by the Canadian Venture Exchange on February 15, 1999 and the shareholders of the Company on December 17, 1998. Amendment number 1 to the Stock Option Plan was approved by the Board of Directors and the shareholders of the Company on December 8, 2000 and by the Canadian Venture Exchange on February 14, 2001.

The purpose of the Stock Option Plan was to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, as an opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the Board of Directors of the Company. The granting of such options aligns the interests of such persons with that of the Company. Options are required to have an exercise price no less than the market price prevailing on the day that the option is granted. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees, and service providers of the Company and its subsidiaries. The maximum number of Common Shares which may be issued pursuant to options granted under the Stock Option Plan is 3,3961,785 shares in the capital of the Company, or such additional amounts as may be approved from time to time by shareholders of the Company.

The Stock Option Plan provides that the number of Common Shares issuable to any one optionee under the Stock Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements may not exceed 20% of the total number of issued and outstanding Common Shares of the Company. In addition, the number of shares which may be reserved for issuance to any

one individual may not exceed 5% on a yearly basis. Any options granted under the plan vest as to 25% upon regulatory approval and 12-1/2% every three months thereafter. The Stock Option Plan must be approved by a majority of the votes cast by shareholders other than insiders or their associates to whom shares may be issued pursuant to the Stock Option Plan.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the Canadian Venture Exchange.

The shareholders are being asked to approve the increase in number of Common Shares which may be issued pursuant to the issue of options under the Stock Option Plan from 3,961,785 to 5,484,524 Common Shares in the capital of the Company.

(b) Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The Information Circular contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 9th day of October 2001.

BY ORDER OF THE BOARD OF DIRECTORS OF CIRCUMPACIFIC ENERGY CORPORATION

"Philip F. Kelso"

Philip F. Kelso, Chief Executive Officer and President

"Mel Sailer"

Mel Sailer, Chief Financial Officer

J. Mailing Confirmation to the Securities Commission dated:
March 8, 2002
December 3, 2001
October 24, 2001
May 31, 2001
March 1, 2001

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

March 8, 2002

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: CIRCUMPACIFIC ENERGY CORPORATION
MAILING ON MARCH 8, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all the persons on the Supplementary Mailing List maintained at our office:

- Form 51-901F
- Interim Financial Statements for the Second Period Ending December 31, 2001
- Schedules B & C

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Anissa Rimer-Ly"

Anissa Rimer-Ly
AR/jr

cc: Canadian Venture Exchange
cc: Alberta Securities Commission
cc: Registrar of Securities – Yukon
cc: Malcolm B Fraser
cc: Philip F Kelso
cc: Circumpacific Energy Corporation
cc: Dumoulin Black
cc: Sadovnick Telford & Skov
cc: Michael B Silver
cc: Charles E Ross

S:\circumpa\cerMsupp.doc

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689 – 9853
Fax: (604) 689 – 8144

December 3, 2001

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

**RE: CIRCUMPACIFIC ENERGY CORPORATION
MAILING ON DECEMBER 3, 2001**

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all the persons on the Supplementary Mailing List maintained at our office:

- Form 51-901F
- Interim Financial Statements for the First Period Ending September 30, 2001
- Schedules B & C

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Anissa Rimer-Ly"

Anissa Rimer-Ly
AR/jr

cc: Canadian Venture Exchange
cc: Alberta Securities Commission
cc: Registrar of Securities – Yukon
cc: Malcolm B Fraser
cc: Philip F Kelso
cc: Circumpacific Energy Corporation -
cc: Dumoulin Black
cc: Sadovnick Telford & Skov
cc: Michael B Silver
cc: Charles E Ross

S:\circumpa\cerMsupp.doc

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689 - 9853
Fax: (604) 689 - 8144

October 24, 2001

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

**RE: CIRCUMPACIFIC ENERGY CORPORATION
MAILING ON OCTOBER 24, 2001**

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Policy 41:

- Notice of Meeting
- Annual Report
- Proxy
- Form 51-901F
- Annual Financial Statements for the Year Ending June 30, 2001
- Information Circular
- Supplemental Return Card
- Schedules B & C

The filing fee(s) for the financial statements have been remitted via SEDAR.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Anissa Rimer-Ly"

Anissa Rimer-Ly
AR/jr

cc: Canadian Venture Exchange
cc: Alberta Securities Commission
cc: Registrar of Securities – Yukon
cc: Malcolm B Fraser
cc: Philip Kelso
cc: Circumpacific Energy Corporation
cc: Dumoulin Black
cc: Sadovnick Telford & Skov
cc: Charles E Ross
cc: Michael B Silver

S:\circumpa\cerMFINS.doc

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689 - 9853
Fax: (604) 689 – 8144

May 31, 2001

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C., V7Y 1L2

Dear Sirs:

RE: CIRCUMPACIFIC ENERGY CORPORATION
MAILING ON MAY 31 2001
INTERIM FINANCIAL STATEMENTS
FOR THE THIRD PERIOD ENDING MARCH 31, 2001

We confirm that on the above date, the material issued by the subject Company was forwarded by prepaid first class mail to all the persons on the Supplementary Mailing List maintained at our office.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Heather Davey"

Heather Davey
HD/jo

cc: Canadian Venture Exchange
cc: Alberta Securities Commission
cc: Registrar of Securities-YT
cc: Malcolm B Fraser
cc: Philip F Kelso
cc: Charles E Ross
cc: Circumpacific Energy Corporation-BC
cc: Circumpacific Energy Corporation-AB
cc: Dumoulin Black
cc: Sadovnick Telford & Skov
cc: Michael B Silver

S:\circumpa\CERMsupp.doc

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689 - 9853
Fax: (604) 689 - 8144

March 1, 2001

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C., V7Y 1L2

Dear Sirs:

RE: CIRCUMPACIFIC ENERGY CORPORATION
MAILING ON MARCH 1, 2001
INTERIM FINANCIAL STATEMENT
FOR THE SECOND PERIOD ENDING DECEMBER 31, 2000

We confirm that on the above date, the material issued by the subject Company was forwarded by prepaid first class mail to all the persons on the Supplementary Mailing List maintained at our office.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Heather Davey"

Heather Davey

HD/jr

cc: Alberta Securities Commission
cc: Canadian Venture Exchange
cc: Registrar of Securities – YT
cc: Malcolm B Fraser
cc: Philip F Kelso
cc: Circumpacific Energy Corporation
cc: Dumoulin Black
cc: Sadovnick Telford & Skov

S:\circumpa\CERMsupp.doc

K. Annual Information Form:
January 10, 2002
December 14, 2001

ANNUAL INFORMATION FORM

2002

Circumpacific Energy Corporation

Suite 2110 – 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3

Web Page: http://www.circumpacific.com/,
E-mail: corporate@circumpacific.com.

January 10, 2002

TABLE OF CONTENTS

ABBREVIATIONS AND DEFINITIONS

In this Annual Information Form, the abbreviations set forth below have the following meanings:

"M$" thousands of Canadian dollars
"MM$" millions of dollars
"bbls" barrels
"mbbls" 1,000 barrels
"mmbbls" 1,000,000 barrels
"bpd" barrels per day
"NGL" natural gas liquids
"m 3 " cubic metre volume
"boe/d" barrels of oil equivalent per day
"mcf" 1,000 cubic feet
"mmcf" 1,000,000 cubic feet
"bcf" 1,000,000,000 cubic feet
"mcf/d" one thousand standard cubic feet per day
"mmcf/d" one million standard cubic feet per day
"mmbtu" one million British Thermal Units
"boe" barrels of oil equivalent
"mboe" 1,000 barrels of oil equivalent

Note: for the purposes of this document, 10 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil, such conversion not being based on either price or energy content.

In this Annual Information Form, the capitalized terms set forth below have the following meanings:

"API" means the American Petroleum Institute. **"API"** is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specific gravity of 28° API or higher is generally referred to as light crude oil;

"ARTC" means the Alberta royalty tax credit;

"CDNX" means the Canadian Venture Exchange, which was formed on November 29, 1999 as a result of the merger of The Alberta Stock Exchange (the **"ASE"**) and the Vancouver Stock Exchange;

"Common Shares" means Common Shares in the share capital of the Company;

"CSPG" means the Canadian Society of Petroleum Geologists;

"Paddock Lindstrom Report" means the independent engineering evaluations of Circumpacific's oil, NGL and natural gas interests prepared by Paddock Lindstrom & Associates Ltd. (**"Paddock Lindstrom"**), independent petroleum engineering consultants of Calgary, Alberta, dated August 10, 2001 and effective July 1, 2001; and

"Circumpacific" or the **"Corporation"** or the **"Company"** means Circumpacific Energy Corporation.

All dollar amounts are in Canadian funds unless otherwise specified.

1. PRELIMINARY NOTES

1.1. Incorporation of Financial Statements and Proxy Circular

Incorporated by reference herein and forming part of this annual information form (the "Annual Information Form") are the audited consolidated financial statements for the Company for the period June 30, 2001 together with the auditor's report thereon.
All financial information in this Annual Information Form is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

2. ITEM 2: CORPORATE STRUCTURE

2.1. Name and Incorporation

The Company was incorporated in the Province of British Columbia on October 14, 1987 pursuant to the Company Act (British Columbia) under the name Re-Bob Gold Inc. The Company's shareholders passed a special resolution on April 26, 1989 to change the name of the Company to Circumpacific Energy Corporation, which became effective May 17, 1989. At the Company's annual general meeting held on December 18, 1996 the members passed a special resolution to continue the Company's domicile from the Province of British Columbia to the Yukon Territory, which became effective on June 16, 1997.

The head office and principal address of the Company is located at Suite 2110 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. The registered office of the Company is located at 204 Lambert Street, Suite 200, Whitehorse, Yukon Y1A 3T2.

2.2. Inter-corporate Relationships

The Company has no subsidiaries.

3. ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is engaged in the business of exploration and, when warranted, development of petroleum and natural gas properties in the Provinces of Alberta, British Columbia, and Saskatchewan. Growth will be fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploration potential through additional drilling and/or facility optimization, and through joint venture and farm-in arrangements.

Circumpacific's principle objective is to increase production and reserves through full cycle exploration and development of its properties. Entering into joint venture farm-in and farm-out arrangements, to achieve the following growth objectives, will augment this. In addition, the Company's growth objectives will be met through strategic mergers and/or investments in oil and gas production, exploration and development plays.

3.1. Three Year History

1998 –1999

Historically the Company's major focus has been on the exploration and development of oil and gas in Alberta, British Columbia and Saskatchewan. However, in 1998 the Company had negotiated the acquisition of all the outstanding shares of Kiwi International Resources Limited ("KIRL") from

Rockfield Investments Limited of Cyprus ("Rockfield"), which held a 50% contributing interest and a 47.5% participating interest in two producing oil and gas fields in Albania. Albpetrol, the Albanian National Petroleum Company, controlled the fields. Albpetrol had signed a Production Operation Sharing Agreement ("POA") with KIRL and its partners. KIRL's partners in the POA agreement with Albpetrol were Drillsearch Energy NL (an Australian listed company) and Kitari Oil Pty Ltd. ("Kitari Oil") ("Partners").

Kitari Oil took control of the fields in July of 1998 and conducted oil production operations on behalf of the joint venture. Katri Oil lodged with Albpetrol a fully verified invoice for joint venture oil sales up to January 28th 1999 of US $759,318. This invoice was not paid. Due to military activities in and around Albania, and the inability of Albpetrol to pay the invoice owing for oil delivered to it, Kitari Oil gave Albpetrol notice of force majeure on March 28, 1999. The production operator ceased operation on April 30 1999.

Due to the uncertainty as to payment for oil delivered, and when or if production operations are likely to recommence, the Directors of the Company have decided to not conclude the acquisition of the shares of KIRL.

1999 –2000

The Company's product mix was currently 90 percent by volume oil and a number of events have increased production from 218 boepd at the start of the year to an exit volume of 267 boepd in June 2000. The Company acquired partner interests at Grand Forks and Morinville, Alberta. Circumpacific acquired its partners interests and drilled two wells at Grand Forks which had an initial production of 50 bopd and drilled two wells which resulted in production being replaced by these new additions. This area is the Company's largest oil producing area in which it operates a battery and six oil wells which contributed 105 bopd in June 2000. Circumpacific bid for and acquired additional producing reserves at Morinville, Alberta and its current production is adding 22 bopd. Circumpacific acquired a six section drilling licence at South Haro in 1999. In early October, 1999, this non producing property was sold to Renaissance Energy Limited for $300,000 realizing a profit on the transaction.

On the financial side, the Alberta Treasury Branch Bank, Calgary, continued to support the growth of the Company. It increased the revolving production loan facility available to Circumpacific to $3,000,000 at June 30, 2000. In November, 1999, the Company raised $600,000 through placement of three million flow through shares.

During the year management recognized that Circumpacific needed to lift its land ownership and exploration profile so that it could control its reserve growth and add revenues in coming years. Circumpacific successfully accomplished the first stage of this program by improving our spread of land in the western Canada Basin and raising capital to finance drilling activity.

2000 - 2001

Circumpacific experienced a year of significant action and progress in Canada. The Company made a record profit and achieved substantial capital raisings. Significant gas discoveries via the drill bit were made, which will convert to reserves during the coming year. The Company successfully accomplished the first stage of its growth program by assimilating a significant inventory of drillable prospects and undrilled lands. The aggressive land building strategy by the Company that tripled (up 336%) the Company's net land holdings to 65,425 net acres and increased the Company's average working interest to around 54%. As a result of the land acquisition strategy during the last two years,

the underlying value of the Company's lands has been independently valued by Seaton Jordon & Associates Ltd. at $2.25 million on June 29, 2001.

The Company underwent a significant transformation that included a focus on high impact exploration in the Canadian foothills and in northern Alberta. Focus on exploration was exemplified by the Company's participation in a deep high impact gas well at Lambert.
Lambert is located in west central Alberta region with Talisman as operator. By participating in the Lambert well and completing it to the contract depth of 4,900 meters, Circumpacific earned a 14% interest in 3 sections and options on adjoining lands. Circumpacific paid 20% of the costs of the Lambert well to earn its 14% interest. Drilling at Lambert commenced on August 1, 2000 and reached contract depth on October 31, 2000. By participating in the deep gas well at Lambert, Circumpacific added significant, although as yet, undeveloped reserves in both the Leduc and Cardium zones. It is anticipated that the option lands hold potential for significant reserves in the Cardium zone.

Circumpacific has achieved diversification of its growth strategy by farming-in to and acquiring a 75% working interest in 62 ½ sections of the Talbot Lake shallow gas property north east of Peace River. Late last winter the Company worked over two wells and drilled two wells to 5-10 meters above the target Bluesky Formation and set casing. Due to an early winter break-up a service rig was not able to move on to either well and air drill into the Bluesky Formation. A programme of well completions, workovers and tie-ins is planned for this project during this winter's drilling season. Circumpacific holds a 19% interest in the Leduc "A" Pool at Morinville. Production from this pool doubled during the past year to June, 2001 and closed out the year at 41.3 bopd. This was a result of the successful drilling of a development well at 6A-32-55-25W4 in November, 2000. Two additional development wells are planned for 2001/2002. Additional water knockout facilities were constructed also.

In September, 2000, Circumpacific completed a brokered private placement with Yorkton Securities Inc. by way of issue of 3,888,000 special warrants at a price of $0.33 per special warrant to raise a total of CAD. $1,283,040. At the same time it negotiated a non brokered private placement to issue 2,928,000 special warrants at a price of $0.36 per special warrant to raise total funds of $1,054,080.

3.2. Significant Acquisitions and Significant Dispositions

Effective November 1,1999 the Company acquired an undivided 18.955% working interest in section 32-55-25W4M at Morinville, AB. The lands contained 5 producing oil wells plus one potential gas well. Subsequently, the Company has participated in the drilling of two additional wells that have elevated the Company's net daily production from 24 bpd to 60bpd.

As part of the same transaction, the Company also acquired the remaining 50% working interest in LSD13-11-11-14W4M. Subsequently, the Company drilled a well on the LSD that increased net oil production.

Effective May 1st,2001 the Corporation sold its entire interest in 5 Oil Sands Leases in the Seal/Chipmunk area of Alberta. The Purchase price was $183,000 and has alleviated the Corporation from the obligation to pursue a potentially, costly pilot project with no opportunity for immediate cash flow.

3.3. Trends

There are a number of trends that have been developing in the oil and gas industry during the past 18 months that appear to be shaping the near future of the business. The first trend is the consolidation

phase that the industry has been going through. This has affected companies of all sizes from the small emerging companies to the senior integrated organizations. This trend appears to be accelerating as a number of publicly traded companies are trading below asset or break-up value and as a result it is less expensive for companies to grow by acquiring companies than by focusing entirely on drilling and prospect generation. At a time of relatively low stock valuations there appears to be a valuation disconnect that has resulted in increased merger and acquisition activity.

The second trend is the scarce access to external capital that the industry currently is experiencing. This can be partly attributed to the outstanding returns that have been experienced in other sectors of the market, however during the last two quarters this trend has been correcting and institutional investors appear to be beginning to refocus on traditional sectors for investment opportunities. It will require some time to see if this results in additional investment in the oil and gas sector.

The third trend relates to the size of companies that investors are focusing on. The larger market capitalization companies provide for greater liquidity and as result appear to be more attractive, however the smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to the larger companies in the industry. This may change in the near future as the market emerges from the current bear cycle and investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies.

The fourth trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that are acquiring companies and assets in Canada in order to build on long-term natural gas supplies to the United States. This trend will continue to influence valuation parameters of Canadian assets and will result in global values for Canadian companies. A spin off of this process, numerous properties will become available for acquisition as these American companies rationalize their newly acquired assets.

4. NARRATIVE DESCRIPTION OF THE BUSINESS OF COMPANY

The Corporation's current principal area of focus is in the Provinces of Alberta, British Columbia, and Saskatchewan where the Corporation can be competitive in the acquisition of petroleum and natural gas rights and development of those rights through drilling.

Growth will be fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploration potential through additional drilling and/or facility optimization, and through joint venture and farm-in arrangements.

4.1. Drilling Activity

The following table summarizes, for the periods indicated, the number of wells that the Corporation drilled or participated in drilling in the last three years.

Drilling Activities	Since[3] June 30, 2001		Year Ended June 30, 2001		Year Ended June 30, 2000		Year Ended June 30, 1999	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]

Oil Wells Capable of Production	1	.19	1	.19	2	2.0	0	0
Gas Wells Capable of Production	1	0.3	5	3.14	0	0	0	0
Dry Holes	0	0	2	1.5	0	0	0	0
TOTAL	**2**	**0.49**	**8**	**4.83**	**2**	**2.0**	**0**	**0**

Notes:
(1) "Gross" wells refers to all wells in which the Corporation has a working interest, or royalty interest, as the case may be.
(2) "Net" wells refers to the aggregate of the percentage working interest of the Corporation in the gross wells before royalties and on a before payout basis unless the wells have already paid out.
(3) Since June 30,2001 the Company has drilled 2 wells; 1gas well (Net=0.3), 1 oilwell (Net=0.19)

4.2. Location of Production

The following table summarizes, as of June 30, 2001 the number of oil and gas wells in which the Corporation has a working interest, all of which are located in Canada.

Oil and Gas Wells	Completed Gross Wells Producing			Completed Net Wells Producing			Average Working Interest
Location	Oil	Gas	Total	Oil	Gas	Total	
Alberta	62	6	68	11.35	4.46	15.8	15.8%
British Columbia	0	0	0	0	0	0	0%
Saskatchewan	9	0	9	1.89	0	1.89	1.89%
Others	0	0	0	0	0	0	0%
Total	71	6	77	13.24	4.46	17.7	17.7 %

4.3. Location of Wells

Producing Areas	Producing Wells as at June 30, 2001	
	Gross	Net
Alberta	68	15.8
British Columbia	0	0
Saskatchewan	9	1.9
TOTAL	77	18

4.4. Principal Properties

The following is the description of all of the Company's producing assets and major exploration properties. The Company does not have an interest in any properties outside of Canada.

4.4.1. ALBERTA - Producing Properties

4.4.1.1. Calais

The Corporation has an interest in a producing horizontal oil well in the Calais area of north-western Alberta, approximately forty-five (45) miles east of Grande Prairie. The original vertical wellbore was abandoned during the second quarter of 1996 and the new horizontal lateral was drilled. Production commenced in July 1987, and the well currently produces 190 boepd from the Leduc formation. The Corporation has a 8.75% working interest and has been assigned established reserves of 37.3 mboe based on 11.5 boepd net production.

4.4.1.2. Grand Forks

The Corporation has one hundred percent (100%) interest in six producing Sawtooth oil wells in the Grand Forks area of south-eastern Alberta approximately one hundred and thirty (130) miles southeast of Calgary. The producing wells are operated by the Corporation as well as a treating battery. The solution gas is conserved and used for fuel gas at the treater. Two of the producing wells are locations drilled over the past year. The wells are currently producing 101 bopd and were assigned reserves of 293.5 mstb. There are additional undrilled locations, one well may be drilled this year but current production is being monitored prior to committing further capital expenditure.

4.4.1.3. Kakwa

The Corporation has an interest in the Kakwa Cardium "A" Unit and several non-Unit gas wells in the Kakwa area of northwestern Alberta, approximately fifty (50) miles south of Grande Prairie. The Corporation's interests range from 0.13% in the Cardium "A" Unit to 12.50% in eight non-Unit wells. The unit is on production and nets the Corporation 2. boepd. Five non-Unit wells are planned for tie-in in 2002 upon the receipt of the required AEUB approvals. Established reserves at 117.8 mboe have been assigned to Kakwa by the Corporation's evaluators. Marathon Canada, the Operator, has applied to the AEUB for concurrent production from the gas cap. Once this application is approved, gas production will increase significantly.

4.4.1.4. Morinville

Morinville is fifteen (15) miles north of Edmonton and the wells are operated by Response Energy Corp. The Corporation recently acquired an 18.96% working interest and an 0.6% gross overriding royalty interest in four producing oil wells, an injection well, one suspended oil well, and the associated facilities in the Morinville area of central Alberta. The Corporation recently completed a new oil well at 02/11-32-55-25W4 in the Leduc Formation that should increase net production to 60 boepd. The pool has 163.4 mstb of established reserves in the Leduc formation. An infill well is anticipated to be drilled in the coming year that should add 17 boepd net to the Corporation. Incremental proved undeveloped and probable additional reserves are based on proposed infill drilling in the winter of 2001 - 2002.

4.4.1.5. Rainbow

The Corporation has a 17.73% working interest, and an overriding royalty interest of 1.25%, in a producing Keg River oil well, 6-24-110-08 W6M, in the Rainbow area of northwestern Alberta. Rainbow is two hundred and thirty (230) miles north of Grande Prairie. The Corporation operates the well and solution gas produced with the oil is not conserved. Net production is 7 bopd and established reserves are 17.7 mstb.

4.4.1.6. *Wapiti*

The Corporation has 18.98% working interest in six (6) producing oil wells in the Wapiti area of north-western Alberta, forty (40) miles south-west of Grande Prairie. The six wells produce at a combined rate of 29 bopd and 1300 mcf/d. The Corporation's net production is 19.8 boepd and remaining established reserves are 18.9 mboe from the Dunvegan formation.

4.4.1.7. *Willesden Green*

The Willesden Green area of central Alberta is eighty (80) miles south-west of Edmonton. The Corporation has various working interests (19.12 to 25%) in eleven (11) producing Belly River and Cardium oil wells and two (2) suspended wells. They are operated by Centennial Petroleum Company Ltd. Solution gas produced with the oil is conserved and propane, butane and condensate are recovered from the processed gas. The Corporation's net production is 27.4 boepd and established reserves are 43.1 mboe.

4.4.1.8. *Darwin/Ferrier/Mitsue/Spring Coulee*

The Corporation has various interests in an additional four (4) areas in Alberta with six (6) producing and six (6) suspended oil and gas wells. Net production is 6.4 bopd and established reserves are 7.1 mstb.

4.4.2. Alberta – Exploration Lands

The Corporation's net, undeveloped land inventory located primarily in Alberta totals approximately 59,023 acres with 67% average working interest. Some of this acreage is subject to expiry and the Corporation is planning on using new equity funds raised for a winter program to mitigate expires.

4.4.2.1. *Worsley*

This is the Corporation's first entrée into the Arch area where it acquired 100% interest in 2 sections of land at a Crown land sale. Exploration strategies have been formulated for a multi zone target. The Corporation has negotiated with offset landholders to acquire a 25% interest in an additional 9 ¾ sections. A well is planned for the first quarter, 2002.

4.4.2.2. *Lambert*

Lambert is located approximately 130 miles west of Edmonton. The Corporation has earned a 14% working interest in 3 sections of land through a joint venture Devonian test well. The well is currently suspended but the Corporation expects to re-enter the well and complete the Cardium Fm. in the next 3 months. The Corporation has exercised an option to farm-in on another 2 sections of land to acquire a 10% interest by paying 14% by participating in a Cardium test at 16-8-52-22W5.

4.4.2.3. *Ricinus North*

Ricinus North is located 90 miles north-west of Calgary where the Corporation recently acquired 25% interest in 5 sections of land through participation with an oil and gas Major in a 3D seismic program. An additional section of offset lands were recently acquired 100% by the Corporation.

4.4.2.4. *Talbot*

Talbot is located 50 miles north of Red Earth. The Corporation has acquired a 75% interest in 44 sections of land with an option to acquire a similar interest in an additional 35 sections. Also, the

Corporation has signed a Letter of Intent to acquire a 75% interest in 18 ¾ more sections. Four wells have been drilled and are awaiting completion and will be ready to put on stream this winter. Active seismic and drilling programs are also planned after freeze-up this winter.

4.4.3. British Columbia - Exploration Lands

4.4.3.1. Mica

Mica is located in British Columbia, approximately 80 miles northwest at Grande Prairie, Alberta. The Corporation has a 50% interest in 7.7 sections of land. The Corporation has farmed-in on five sections by drilling the 9-7-81-13W6 well with a continuing option on two additional sections. The well is cased to 2477 meters and will be completed this winter. The Corporation will earn between 21% and 65% working interest, depending on the productive geological formation(s).

4.4.4. Saskatchewan – Producing Properties

4.4.4.1. Colgate

The Corporation has various interests (11.92 to 12.38%) in seven producing Midale oil wells in the Colgate area of southeastern Saskatchewan approximately sixty (60) miles south-east of Regina. Enermark Inc operates the wells. Solution gas produced with the oil is not conserved. A horizontal well was drilled and placed on production in December 1997, at an initial rate of 150 bopd. There is one remaining potential drilling location for a new horizontal well. The Corporation produces 13.9 bopd net and has established reserves of 27.1 mstb.

4.4.4.2. Manito

The Corporation has a sliding scale overriding royalty interest in 21 wells and a 75% working interest in one suspended oil well. The Manito area of west central Saskatchewan is two hundred and sixty (260) miles northwest of Regina. Seven of these wells are currently on production. The Sparky formation is the primary zone of interest in the area. PanCanadian Petroleum is the operator of the royalty-interest. The Corporation produces 27.6 bopd of royalty oil and has an established reserve of 12.1 mstb.

4.4.4.3. Browning/Eastend/Hume/Lloydminster/Plato

The Corporation has various interests in an additional four areas in Saskatchewan, with five (5) producing and seven (7) suspended oil and gas wells. Net company production is 7.0 bopd and established reserves are 32.2 mstb. East End, along with the Darwin Property have been sold recently to 860272 Alberta Ltd.

4.5. COMPANY ASSETS – RESERVES AND FUTURE NET REVENUE

As at July 1, 2001, an independent appraisal report was prepared by Paddock Lindstrom and Associates Ltd. ("PLA") of Calgary, Alberta evaluating the crude oil and natural gas reserves attributable to the principal properties of the Company.

The following tables summarize the PLA Report. **All evaluations of future net production revenue set forth in the tables are stated prior to the provision for income taxes and general and administrative costs. The present value of probable additional reserves has**

been reduced by 50% to reflect the risk associated with the recovery of such reserves. No value has been included for undeveloped land. It should not be assumed that the discounted future net production revenues estimated by PLA represent the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. Other assumptions and qualifications relating to costs, prices for future production and other matters are included in the Paddock Lindstrom Report. The complete the Paddock Lindstrom Report will be available for public examination at the head office of the Corporation for a period of thirty days up to the date of the Corporation's annual meeting.

4.6. Petroleum and Natural Gas Reserves and Future Net Pre-Tax Cash Flows

As at July 1, 2001, an independent appraisal report was prepared by Paddock evaluating the crude oil and natural gas reserves attributable to the principal properties of the Corporation.

The following tables summarize the Paddock Report. **All evaluations of future net production revenue set forth in the tables are stated prior to the provision for income taxes and general and administrative costs. The present value of probable additional reserves has been reduced by 50% to reflect the risk associated with the recovery of such reserves. No value has been included for undeveloped land. It should not be assumed that the discounted future net production revenues estimated by Paddock represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are included in the Paddock Report. The complete Paddock report will be available for public examination at the head office of the Corporation for a period of thirty days up to the date of the Corporation's annual meeting.

Petroleum and Natural Gas Reserves
and Future Net Pre-Tax Cash Flows

(Based on Constant Price and Cost Assumption)

Reserves Category	*Oil*		*Sales Gas*		*NGL*		Present Value Cash Flow		
	Gross	Net	Gross	Net	Gross	Net	0%	10%	15%
	mstb	mstb	mmcf	mmcf	mstb	mstb	m$	m$	m$
Proved Producing	583.0	516.0	382.7	307.8	18.1	13.6	15,212.3	9,041.2	7,606.0
Proved Non-Producing	(0.2)	(0.2)	501.5	435.3	23.8	20.2	3,694.5	2,408.3	2,073.7
Proved Undeveloped	19.6	14.7	332.4	284.3	----	----	1,447.8	1,154.1	1,042.8
Total Proved	602.3	530.5	1,216.7	1,027.3	41.9	33.8	20,354.6	12,603.7	10,722.6
Probable Additional	38.6	33.1	932.8	789.7	25.1	21.3	6,669.5	4,591.3	3,985.3
Total Proved + Probable	641.0	563.6	2149.4	1,817.0	67.0	55.1	27,024.1	17,195.0	14,707.9
50% Reduction of Risk	19.3	(16.5)	(466.4)	(394.9)	(12.6)	(10.7)	(3,334.7)	(2,295.7)	(1,992.7)
Risked Proved + Probable	621.7	547.1	1683.1	1,422.2	54.4	44.4	23,689.3	14,899.3	12,715.3

Notes to the Paddock Report:

- The Paddock Report is based on ownership, production, cost and revenue data supplied by the Corporation. No field inspection was made or considered necessary by Paddock. The oil and gas reserves in the Paddock Report were determined in accordance with generally accepted

evaluation practice. Because of the inherent risk in drilling ventures, no guarantee is given or implied that the conclusions of the Paddock Report, either in production or net production revenue, will be achieved.

- Gross Reserves: Are defined as the total of the Corporation's working interest and/or royalty interests share of reserves, before deducting royalties owned by others.

- Net Reserves: Are defined as the total of the Corporation's working interest and/or royalty interest share of reserves after deducting the amounts attributable to the royalties owned by others, including Crown and Freehold Royalties.

- Cash Flow: Means the cash flow accruing to the Corporation after deduction of all outside working interests, overriding and lessor royalties and crown royalties. The cash flow forecasts are after direct lifting costs, normal allocated overhead and future investments. Crown royalties and freehold mineral tax have also been deducted. Income taxes have not been deducted from the cash flow.

- Proved Reserves: Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

- Proved Producing Reserves: Those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

- Proved Non-Producing Reserves: Those proved reserves that are not currently producing either due to lack of facilities and/or markets.

- Proved Undeveloped Reserves: These are proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for re-completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

- Probable Additional Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category, which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

- The revenue forecasts presented in this report are based on constant dollar economics. Oil and gas prices used in generating the revenue forecasts are based on the average annual prices for the fiscal year 2000-2001, provided by the Corporation. These prices are detailed by property in the on Table 6, of the Paddock Report. No escalations have been applied to future operating and capital costs throughout the forecast period.

- The Paddock Report estimates total capital expenditures to be $932,000 net to the Corporation for the Proven reserves and $1,077,000 net to the Corporation for the Proven plus 50% Probable case.

- The cash flow forecasts in the Paddock Report does not include terminal expenditures for the ultimate abandonment and site restoration of the properties.

4.7. Reconciliation of Reserves

Reserve Summary at June 30, 2001

	Oil (mstb)	NGL (mstb)	Gas (mmcf)	BOE(6:1) (mbbls)	PV@10% (m$)
Total Proved					
June 30, 2000 Reserves	676	42	743	842	7226
Production	-74	-5	-116	-98	
Discoveries & Extensions	20	0	35	26	
Reserve Acquisitions	0	0	496	83	
Reserve Revisions	-20	5	59	-5	
June 30, 2001 Reserves	602	42	1217	848	12604
Probable					
June 30, 2000 Reserves	72	25	458	173	1302
Discoveries & Extensions	0	0	476	79	
Reserve Acquisitions	0	0	0	0	
Reserve Revisions	-33	0	0	-33	
June 30, 2001 Reserves	39	25	934	219	4591
Proved & 50 % Probable					
June 30, 2000 Reserves	711	55	972	863	7877
June 30, 2001 Reserves	622	54	1683	957	14679

4.8. History - Production

The following table summarizes, for the periods indicated, the Corporation's average daily production volume before deduction of royalties.

Quarter Ended	Oil Bbls	Gas Mcf
September 30, 1999	17,591	31,020
December 31, 1999	19,496	30,106
March 31, 2000	19,346	28,064
June 30, 2000	19,235	36,284
September 30, 2000	19,185	32,533
December 31, 2000	18,256	31,107

March 31, 2001	18,630	34,438
June 30, 2001	18,545	33,802

The following table summarizes, for the periods indicated, the following information on a per barrel basis for conventional crude oil and on a per thousand cubic fee basis for natural gas.

	Oil & Liquids				Gas			
Quarter Ended	Average Net Product Price Received Cdn$/Bbl	Royalties (%) Cdn$/Bbl	Operating Expenses[1] Cdn$/Bbl	Netback Received Cdn$/Bbl	Average Net Product Price Received Cdn$/Mcf	Royalties (%) Cdn$/Mcf	Operating Expenses[1] Cdn$/Mcf	Netback Received Cdn$/Mcf
Sept. 30, 1999	24.12	5.27	6.49	12.36	2.70	.90	.98	.82
Dec. 31, 1999	29.45	6.27	7.37	15.81	2.89	1.87	.91	.11
March 31, 2000	34.89	6.46	8.67	19.75	3.30	1.55	1.15	.61
June 30, 2000	36.01	7.84	8.37	19.80	3.30	1.64	.88	.78
Sept. 30, 2000	39.86	6.75	9.58	23.53	4.93	2.38	.96	1.58
Dec. 31, 2000	40.64	7.58	9.26	23.81	6.08	3.10	.83	2.15
March 31, 2000	35.00	5.87	8.62	20.51	16.59	7.97	1.60	7.02
June 30, 2001	35.27	4.97	9.72	20.58	6.99	2.28	1.04	3.67

Notes:
1. Includes day to day operating costs: including well or facility operating, supervision, electric power, treating expenses, trucking, gas processing, transportation, maintenance and repair.

The following table summarizes, for the periods indicated, the average net product price received for light to medium conventional crude oil, heavy conventional crude oil and synthetic crude oil.

	Average Net Product Price Received (Cdn$)		
	Light and Medium Conventional Crude Oil	Heavy Conventional Crude Oil	Synthetic Crude Oil
September 30, 1999	24.12	N\A	N\A
December 31, 1999	29.45	N\A	N\A
March 31, 2000	34.89	N\A	N\A
June 30, 2000	36.01	N\A	N\A
September 30, 2000	39.86	N\A	N\A
December 31, 2000	40.64	N\A	N\A
March 31, 2000	35.00	N\A	N\A
June 30, 2001	35.27	N\A	N\A

4.9. Future Commitments

The Corporation markets its crude oil on the spot market through 30-day evergreen contracts. The Corporation sells its natural gas production on the Alberta spot market. The Corporation has not entered into any natural gas or crude oil contracts requiring the future delivery of production.

4.10. Exploration and Development

4.10.1. EXPLORATION

Circumpacific's short term corporate target is to move our production forward to around 1200 boepd in 2002. This production growth will come:

- **First** -from the recent major drilling projects undertaken by Circumpacific as gas discovered at Lambert, Mica and Talbot is converted into proved producing reserves.
- **Second** –from the significant inventory of land and prospects that the Company has assimilated over the last two years.

Our principal strategy is to grow reserves and production by drilling on lands in which we have a significant interest in Alberta and British Columbia. During 2000/2001 the Company commenced an exploration growth strategy with 3 elements designed to achieve production of 1200 boepd. The three elements were:

4.10.1.1. LAND

The aim of the Company is to develop a solid land portfolio of un-drilled lands in order to provide a base for future corporate growth. Two years ago, the Company had only minimal acreage of un-drilled lands that were prospective. The future growth potential for the Company was limited. In the first half of 2000 Circumpacific initiated an aggressive program of prospect generation and seismic acquisition that translated to the establishment of a significant land portfolio. In the corporate year to June 30, 2001, Circumpacific successfully implemented this land growth strategy as follows:

- Tripled (Up 336%) the Company's net land holdings.
- Increased the Company's average working interest to around 54%
- Acquired new land holdings at an average price of less than $100/ hectare
- Acquired lands on prospects that are ready to drill as identified by 2D or 3D seismic

Land Summary 2000/2001			
Circumpacific Net Acres	Producing	Non Producing	Total
July 1, 2000	2,997	16,465	**19,462**
July 1, 2001	6,402	59,023	**65,425**
% Change	**214%**	**358%**	**336%**

Circumpacific's non-reserve oil and gas lands were valued at $2.25 Million by Seaton-Jordan & Associates Ltd. as at June 30, 2001. An important component of the land strategy has been to obtain high working interests in properties thus allowing the Company the opportunity to bring in joint venture partners when required:

- To minimize drilling capital required
- To minimize risk

4.10.1.2. CONVENTIONAL GAS

The second element of the exploration growth strategy was to develop focus activity areas. These were areas where the Company could build a significant land base (>20 sections) with a significant working interest position (>50%) on shallow depth (<1,500 meters), high deliverability gas projects. Preference

was given to areas of multi-horizon potential to minimize the risk of dry holes. The combination of reasonable drilling costs (<$300,000/well), combined with high individual well production rates (>1mmcf/d gas/well) is expected to drive the profitability of these areas. On the principal criteria for selecting areas was the proximity of gas delivery pipelines. As result of implementation of this strategy during the year to June, 2001, Circumpacific has acquired interests in and commenced development of two conventional gas focus areas:

4.10.1.2.1. Talbot Lake - W5, Northern Alberta

Features

- Circumpacific is operator and has a 75% working interest in 62 ½ sections
- Principal producing horizon - Bluesky Gas @ 350 – 600 meters.
- Winter drilling – this is a winter drilling area only.

Circumpacific conducted an active program at Talbot Lake last winter expending a total of $1,800,000 on land acquisition, geological studies, seismic acquisition, drilling and workovers of wells. Circumpacific is achieving some production from this property but will substantially lift that production and cash flow during the coming winter by completing and tying in 4 wells. This work commenced in December, 2001. On the basis of geophysical wire logging and flow testing it is anticipated that we will initially produce 2 → 3 mmcf/day. The drilling program proposed for this winter is expected to involving drilling and completing between 1 and 10 new wells on new locations delineated by seismic studies. The goal is to exit the year 2002 with Talbot Lake producing around 3-6 mmcf/d if sufficient funds can be obtained. The property is anticipated to provide additional development and production opportunities at least into the year 2004.

4.10.1.2.2. Worsley - W6 on Peace River Arch, Alberta

Features

- Circumpacific has a 25 to 100% working interest in 12 ¾ sections
- Shallow, multi-prospect, multi-horizon gas exploration acreage.
- Drilling depths of 500 to 1200 meters and all year round drilling.
- Multi-horizon , high deliverability gas zones with up to 5 shallow target zones per well
- Multiple play types

Circumpacific is undertaking additional land acquisitions in the area. Planning is underway to drill one of the targets on the Worsely lands with Westlinks Resources Inc. (formerly Big Horn) in early 2002. In addition, Circumpacific will participate in a 29 km. 2D seismic program in 2002. It is anticipated that Circumpacific will participate in between 2 and 4 wells on these properties during the coming year.

4.10.1.3. HIGH IMPACT DEEP GAS

The third element of the exploration growth strategy was to develop high impact deep gas plays. The intent of this strategy is to have Circumpacific participate in wells which will have a major impact on both reserves and cash flow, if they are successful. These wells would have associated high gas production rates but would carry considerably higher drilling risk. So far Circumpacific has farmed into 3 such high impact prospects on a modest promote basis. These plays have each been developed by Canadian majors who have invested years of effort, millions of dollars of investment on land and 3D seismic acquisition. In addition, they were plays were the major was also committed to investing further sums to maintain the working interest in the prospects being drilled. Circumpacific has selected prospects where the risk of a dry hole is minimized by the proven presence in the area of a number of shallower zones that have hydrocarbon potential which must be penetrated to reach the deeper target

horizon. Circumpacific's strategy is to acquire and develop these projects through the use of equity, flow through, and/or farm-outs.

As a result of this strategy Circumpacific is currently participating in three high impact, deep gas projects in the Western Canada Basin:

4.10.1.3.1. Lambert Project - W5, in West Central Alberta

Circumpacific participated with Talisman Energy Inc. in drilling a 4,800 meter Leduc test at 5-4-52-22 W5

- As a result it earned a 14% in 3 sections and options on 3 more sections.
- The well established hydrocarbon potential in the Cardium and Leduc zones which requires further testing.
- The well is cased and suspended pending ongoing technical analysis by the partners.
- A sour gas pipeline has just been constructed through section 4, dramatically improving the economics of the project.
- A Cardium test well is proposed for the options lands commencing in January, 2002.

4.10.1.3.2. North Ricinus Project - W5, in West Central Alberta

Circumpacific participated with Shell Canada Inc in completing a 39 km^2 3D seismic survey.

- As a result Circumpacific now owns a 25% working interest in 5 sections earned from Shell and 100% in 1 section
- 3D seismic on the lands has identified a 4,700 meter Leduc pinnacle reef prospect.
- Due to the high working interests held by Shell and Circumpacific, we will be seeking to farm down an interest in order to reduce capital exposure and risk on this prospect.
- The prospect offers major rewards in terms of potential reserves and rates of production.

4.10.1.3.3. Mica Project - W6, @ Dawson Creek, N.E. British Columbia

In August, 2001, subsequent to the financial year end, Circumpacific participated with Talisman Energy Inc. in a 3,625 meter Devonian test well at 9-7-81-13W6. The target was defined by 3D seismic and identified a multi zones prospect.

- The well was successfully drilled to target depth and encountered a number of significant gas zones. Following logging, it has subsequently been cased pending a perforation and completion program.
- As a result of participating in this well, Circumpacific earned a variable 21% to 65% working interest in 6 sections and an option to drill on 2 additional sections
- Circumpacific is confident that the Mica well will be tied in and converted to proved producing reserves early in 2002.
- Talisman intends to drill a test well on a Doig Channel prospect in early 2002.
- Circumpacific has acquired 7.7 sections adjoining the Mica project.

4.10.2. <u>DEVELOPMENT</u>

4.10.2.1. Grand Forks, Alberta

This area is the Company's largest oil producing property. It operates a battery and 4 wells. The property contributed 98 bopd in June 2001. During the year, the Company has sought to acquire additional

producing lands at Grand Forks to consolidated with this property and allow installation of a water flood operation. Circumpacific holds an additional 2 Sawtooth Formation development locations at Grand Forks, which will potentially be drilled in 2002-2003.

4.10.2.2. Kakwa, Alberta

Currently, this is a minor production property for the Company on based on proved producing reserves (NPV_{10} : $376,000). The Company's interest was only 2 bopd. However, the potential value of Circumpacific's interest in this property lies in its shut-in gas. The Company has a 6 – 12.5% interest in 4 shut-in gaswells on the Non-Unit lands. Paddock Lindstrom & Associates evaluation as at June, 2001, assigned a value to the Proved Non-Producing Reserves of $2,217,900 @ NPV_{10} and a value of $2,311,200 to the Probable Additional Reserves @ NPV_{10}. The Company expects the property to become a significant additional contributor to the production and cash flow in 2002-2003, when gas production commences. Regulatory approval for concurrent production of associated gas caps is pending.

4.10.2.3. Morinville, Alberta

Circumpacific holds a 19% interest in the Leduc "A" Pool. Production from this pool doubled during the past year to June, 2001 and closed out the year at 41.3 bopd. This was a result of successful drilling of a development well at 6A-32-55-25W4 in November, 2000. A second successful development well at 11A-32-55-25W4 was drilled in November, 2001, which production tested at a net 20 to 26 bopd net to the Company. An additional development well is planned for 2002, with a potential to add an additional 13 to 20 bopd net to the Company's daily production. Additional water knockout facilities have been constructed.

5. ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1. Annual Information

This discussion and analysis of the Corporation's financial condition and results of operations is a comparison and review for the fiscal year ended June 30, 2001, the fiscal year ended June 30, 2000, and the fiscal year ended June 30, 1999.

5.1.1. Annual Information for the Last Three Years

The following table sets forth certain financial information of the Corporation for the last three years.

Annual Information	Year Ended June 30, 2001 (Audited)	Year Ended June 30, 2000 (Audited)	Year Ended June 30, 1999 (Audited)
Total Revenues	$3,518,505	$2,909,130	$1,485,517
Income from Continuing Operations			
Total	$1,263,630	$1,260,901	$305,679
Per Share	$0.06	$0.07	$0.02
Net Income			
Total	$448,726	$404,278	$(655,306)
Per Share	$0.02	$0.02	$(0.04)
Total Assets	10,773,586	7,335,919	5,425,113

Long Term Debt	3,100,000	1,900,000	1,250,000
Cash Dividends per Share	Nil	Nil	Nil

5.2. Dividends

The Corporation has neither declared nor paid any dividends on its Common Shares. The Corporation intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future.

6. ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1. General

Twelve Months Ended June 30, 2001, Compared to Twelve Months June 30, 2000

The Corporation had net earnings of $448,726 compared to net earnings of $404,278 for the same period in 2000. The 11% increase in earnings is due to an 18% increase in oil and gas revenues, a 45% increase in expenses and a 5% decrease in depletion and amortization.

Twelve Months Ended June 30, 2000, Compared to Twelve Months June 30, 1999

The Corporation had net earnings of $404,278 compared with a net loss of $(655,306) for the same period in 1999. The 162% increase in earnings is due to a 96% increase in oil and gas revenues, a 40% increase in expenses and a 32% increase in depletion and amortization. The loss in 1999 was attributable in part to the recognition of $259,621 for foreign project losses, and a $53,164 loss on investment.

Twelve Months Ended June 30, 1999, Compared to Twelve Months June 30, 1998

The Corporation has a net loss for the period of $(655,306) compared to a net loss of $(235,245) for the same period in 1998. The 178% increase in net loss was due to a 23% decrease in oil and gas revenues, a 22% decrease in expenses and a 4% decrease in depletion and amortization. The 1999 loss was increased by the recognition of $259,621 of foreign losses and a $53,164 loss on investment.

Expenses

General and administrative expenses increased during the year ended June 30, 2001 to $668,486, up 158% from $422,033 for the corresponding prior year. The increase in expenses is attributable to increased office, consulting, and management fees associated with the increased growth activity in the Company during the year as outlined below.

Investing Activities

The following table summarizes, for the periods indicated, the expenditures made by the Corporation on Property Acquisition and Divestiture and Development (which includes, Drilling, Completions, Facilities and Other Fixed Assets).

Capital Expenditures for Quarter Ended	**Property** Land – Lease Cdn$	**Development** Cdn $
September 30, 1999	13,646	56,822
December 31, 1999	661,120	1,306,503
March 31, 2000	6,873	134,033
June 30, 2000	24,046	272,155
September 30, 2000	230,640	307,684
December 31, 2000	<186,551>	1,156,932
March 31, 2000	205,301	1,235,414
June 30, 2001	361,553	127,396
September 30, 2001	325,989	35,666*

**amount excludes costs associated with the drilling of 9-7-81-13W6 well are not included but will appear over Q2 and Q3. Circumpacific is responsible for 75% of the well cost, AFE'd to be $1,860,000. As the result of wellbore equalizations with potential partners the Company anticipates that its eventual cost will approximate $900,000.*

Financing Activities

During the year, 3,888,000 Special Warrants were converted to 3,888,000 common shares of the Company:

a) The Company issued a total of 3,888,000 Special Warrants on October 4, 2000 at a price of $0.33 per Special Warrant for gross proceeds of $1,283,040 and net to the Company was $1,135,225. Each Special Warrant is convertible into one Unit, comprising one common share and one-half non-transferable share purchase warrant. One share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 4, 2001, and at a price of $0.50 per share thereafter to April 4, 2002.The agent for this offering was paid a fee of $0.03 per Special Warrant and was issued 388,800 Special Warrants in consideration of its services.

b) The Company issued a total of 2,928,000 Special Warrants on October 25, 2000 at a price of $0.36 per Special Warrant for gross proceeds of $1,054,080 and net to the Company was $942,762. Each Special Warrant is convertible into one Unit, comprising one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 25, 2001, and at a price of $0.50 per share thereafter to April 25, 2002. A subsidiary company of Drillsearch Energy Limited, the ultimate parent of the Company, acquired 1,111,000 Special Warrants of this offering. During the year, 2,928,000 Special Warrants were converted to 2,928,000 common shares of the Company. A finder's fee of 27,100 Special Warrants was paid in connection with a portion of this offering.

c) Private Placement Flow Through Offering - The Company offered 5,715,000 flow through common shares on a private placement basis, at a price of $0.35 per share. The Company's agent received $21,978 as a cash financing fee of 9% in the offering and also received 68,371 warrants for the purchase of shares being equal to 10% of the number of shares sold in the offering. The broker's warrant will be exercisable at a price of $0.35 per share in the first twelve months and at a price of $0.50 per share for the ensuing six months. In accordance with the terms of this offering, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce all exploration and development expenditures incurred from the proceeds of this offering to the purchasers of the flow through shares. As at June 30, 2001, 697,715 flow through common shares were subscribed and fully paid for gross proceeds of $244,200 and net to the Company was $196,657.

d) During the prior year, the Company issued 3,000,000 Flow Through Shares at $0.20 per share with a placement date of October 19, 1999 and a commitment date of November 2, 1999. A one-half common share purchase warrant is attached to each Flow Through Share. The warrants are not saleable or transferable. In accordance with the terms of its Flow Through share offerings, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce $600,000, for income tax purposes, exploration and development expenditures incurred to holders of its flow through shares. The carrying value of petroleum properties and equipment and capital stock have been reduced by $375,471 at June 30, 2001 to reflect the tax benefits of the expenditures renounced $107,751 (2000- $267,720).

In addition, the Company is proposing to lodge a non-brokered Offering Memorandum with the British Columbia and Ontario Securities Commissions for the sale of units in British Columbia and Ontario to qualified purchasers in those jurisdictions to raise up to $1,500,000 through the issue of up to 10,000,000 ordinary shares at $0.15 per share, each with one attaching option for every two shares subscribed, exercisable at $0.20 each within six months of the closing date of the issue.

Commitments, Risks and Uncertainties

The Company has ongoing expenditure commitments on its resource properties and these commitments and anticipated growth activity are outlined below, as are the risk factors relevant to the Company's business.

Exploration and Development Plans

The Corporation plans to initiate efforts to accomplish the following activities to bring production on stream on Circumpacific's existing producing properties:

DEVELOPMENT Plans:

- **Grand Forks, Alberta**
  - 1 in-fill development well in the Sawtooth "I" Pool
  - Consolidate lands in preparation for a waterflood.
- **Kakwa, Alberta**
  - Complete and tie-in wells in preparation for concurrent production of associated gas caps.
- **Morinville, Alberta**
  - Drill 2 in-fill development wells
- **Colgate, Sask.**
  - Drill in-fill horizontal well

EXPLORATION Plans:

- **Lambert, Alberta**
  - Drill Cardium Fm. option well
  - Complete the 5-4-52-22W5 well in the Cardium zone and tie-in.
- **Mica, British Columbia**

  - o Complete the 9-7-81-13W6 well in one of four potentially productive zones and tie-in.
  - o Drill a Doig exploratory well
- **Talbot, Alberta**
  - o Complete four wells in Twp. 97, Rge 10W5 & drill 2-5 new wells
  - o Re-Drill 7-26-96-10W5 well and Tie-in
  - o Drill 4 new wells in Twp. 96, Rge 10W5 & tie-in
  - o Shoot 25 –50 Kms. of new 2D seismic
- **Worsley, Alberta**
  - o Drill 1 – 4 wells
  - o Shoot 28 Kms. of new 2D seismic.

Funds that the Company may raise will be applied to one or more of the following projects in the following priority:

Area	Activity	Amount
Talbot Lake	Re-complete 5 wells Drill and tie-in 1 well Seismic	$300,000 $225,000 $225,000
Lambert	Drill 1 new well (16-8) Complete and tie-in 5-4 well	$250,000 $125,000
Kakwa	Re-complete and tie-in	$125,000
Worsley and/or Mica	Drill 1 well and Seismic	$250,000
TOTAL		$1,500,000

Due to the nature of the crude oil and natural gas acquisition, exploration, development and exploitation industry, budgets are regularly reviewed with respect to both the success of the expenditures and other opportunities, which become available. Accordingly, while management expects that the Company's funds will be expended as set forth above; actual expenditures may, in fact, differ from these amounts and allocations.

RISK FACTORS

Investment in the Company should be considered speculative due to the nature of the Company's involvement in the business of exploration, development and production of natural gas and crude oil reserves and its relatively early stage of development. A prospective investor should consider carefully the factors set forth below and should consult his or her own expert advisors as to the suitability of an investment in shares of the Company. Investment in shares of the Company is suitable only for investors that have a good understanding of the risk factors associated with this type of investment.

Drilling

A significant amount of any funds raised by the Company will be expended on drilling for crude oil and natural gas, which are high-risk ventures with uncertain prospects for success. No assurance can be given that commercial accumulations of crude oil and natural gas will be discovered as a result of the efforts of the Company or, if discovered, will be profitably marketed. Investors must rely on the ability, expertise, judgment, discretion, integrity and good faith of the management of the Company.

Financing Requirements

The Company may need additional financing to continue to operate its business and develop its petroleum and natural gas properties and there can be no assurance that such financing will be available or, if available, will be provided on reasonable terms. The Company's auditors have noted in the financial statements that the Company's continuance as a going concern is dependent upon its ability to obtain additional capital and to achieve profitable levels of operation. If financing is obtained by issuing shares, control of the Company may change and shareholders may suffer additional dilution. To the extent financing is not available, lease expiry dates, work commitments, rental payments and option payments may not be satisfied and could result in a loss of property ownership or earning opportunities by the Company.

Operating Hazards

The operations to be conducted on behalf of the Company by petroleum production and drilling companies will be subject to all of the operating risks normally attendant upon drilling for and producing crude oil and natural gas, such as blowouts and pollution. The Company requires that all such companies carry adequate insurance, however, such insurance coverage may not be sufficient to fully cover the extent of the liabilities which the Company may incur and certain of such risks are not insurable. Petroleum and natural gas exploration involves a high degree of risk, including premature decline of reservoirs and invasion of water into producing formations. As the Company will initially have interests in a limited number of producing properties, such risks are concentrated in those properties. The Issuer intends to continue to explore for crude oil and natural gas through internally generated prospects, to participate with other industry partners and to enter into joint ventures, the success of which cannot be assured.

Crude Oil and Natural Gas Reserves

All evaluations of future net revenues are to be accrued from the sale of the reserves and before consideration of indirect costs such as administrative overhead, other miscellaneous expenses and income taxes. The future net revenues may not be representative of the fair market value of the reserves. There is no assurance that the price and cost assumptions contained in the Paddock Report will be attained and variances may be material. There are numerous uncertainties inherent in estimating quantities of proved and probable reserves, including many factors beyond the control of the Company. The reserves data set forth in this document represent estimates only. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net revenues therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, each of which may vary considerably from actual results. All such estimates are to some degree speculative, and classification of reserves is only an attempt to define the degree of speculation involved and, therefore, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The reserve estimates included in this document may be materially different from the quantities and values ultimately realized.

Price Fluctuations

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of the Company 's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of oil and natural gas produced. The Company might also elect not to produce from certain wells at lower

prices. All of these factors could result in a material decrease in the Company 's net production revenue causing, a reduction in its acquisition exploration and development activities.

Industry Factors

The crude oil and natural gas industry is highly competitive and the Company must compete with many companies with greater financial and technical resources. Generally, there is intense competition for the acquisition of resource properties considered to have commercial potential. The marketability and price of crude oil and natural gas that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. The ability of the Company to market its natural gas may be dependent upon its ability to acquire space on pipelines that deliver natural gas to commercial markets.

Crude oil and natural gas operations, including lease acquisitions, are subject to extensive government regulation. Operations may be affected from time to time in varying degrees by political and environmental developments, such as restrictions on production, price controls, tax increases, expropriation of property, pollution controls and changes in conditions under which crude oil and natural gas may be exported. Export sales are subject to the authorization of provincial and Canadian federal government agencies, and exports to the United States from Canada also require the authorization of United States federal authorities. See "Industry Conditions".

The Company conducted a title review in connection with its properties. These reviews may not be sufficient to conclusively determine title.

Outlook for fiscal year ending June 30, 2002

Global reductions in prices for all petroleum and natural gas products will negatively impact the Company's cash flows during the next few quarters. The Company has significant volumes of shut-in gas at Lambert, Mica, and Talbot Lake, which is anticipated to be brought on stream over the same period that should more than offset the impact of product price reductions on cash flows.

The Company's banking arrangement with the Alberta Treasury Branch is up for renewal and it is anticipated that, as a result of product price reductions, the amount of the Company's line will be reduced from $3,500,000 to $2,500,000. In anticipation, the Company has reduced its amount outstanding to $2,500,000.

The negative impact of the items noted above has resulted in the reduction of the Company's anticipated capital expenditure program. It now anticipates expending $1,500,000 on exploration during the current fiscal year. The Company also anticipates that additional funds will be raised from equity financing and, as a result, it will have sufficient funds for the current fiscal year.

The Company is proposing to lodge a non-brokered Offering Memorandum with the British Columbia and Ontario Securities Commissions for the sale of units in British Columbia and Ontario to qualified purchasers in those jurisdictions to raise up to $1,500,000 through the issue of up to 10,000,000 common shares at $0.15 per share, each with one attaching non transferable share purchase warrant for every two shares subscribed, exercisable at $0.20 each within six months from the closing date. While the Company has been relatively successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Company will be forced to curtail its exploration efforts to a level for which funding can be secured through new investment or joint venturing/farm-outs. The Company believes it has the ability to raise adequate funds for its planned programs during the year ending June 30, 2002.

Forward Looking Statements

This report contains certain forward looking statements relating to Circumpacific Energy Corporation business strategies, anticipated future production, outlook for oil and gas prices, expected costs, capital spending plans and estimated recoverable reserves.

These forward looking statements involve known and unknown risks and uncertainties, that include, among other things: the impact of both general economic and industry conditions, the volatility of oil and gas prices, changes in laws and regulations including environmental laws and regulations, market competition, availability of qualified personnel and equipment, currency, and interest rate fluctuations, availability and cost of capital, operating performance and hazards inherent in exploration and production activities, uncertainty of finding new reserves and the imprecision of reserve estimates, and other risks and uncertainties as may be described in documents filed from time to time with the securities regulatory authorities in Canada

Contingent Liability

There are no other outstanding contingent liabilities.

6.2. Summary of Quarterly Financial Information

6.2.1. Quarterly Information for the Last Eight Quarters

The following table sets forth certain financial information of the Corporation for the past eight quarters.

Quarterly Information	June 30, 2001	March 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000	Dec. 31, 1999	Sept. 30, 1999
Total Revenues	916,479	931,177	847,296	823,554	829,046	769,422	792,852	517,810
Income from Continuing Operations								
Total	518,986	269,129	246,268	229,247	455,634	294,683	307,932	202,652
Per Share	$0.02	$0.01	$0.01	$0.01	$0.02	$0.02	$0.02	$0.01
Fully diluted per share basis	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01	$0.01	$0.01
Net Income								
Total	298,017	51,694	68,618	30,397	126,931	115,108	124,438	37,801
Per Share	$0.011	$0.002	$0.003	$0.002	$0.006	$0.006	$0.008	$0.002
Fully diluted per share basis	$0.01	$0.00	$0.00	$0.00	$0.01	$0.00	$0.01	$0.00

6.3. Liquidity and Capital Resources

The Company's need for capital is both short-term and long-term in nature. Short-term working capital is required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are three sources of capital available to the Company; debt, equity and internally generated cash. The Company has a short term revolving bank line of credit of $3.5 million of which $2.6 million was drawn at October 31, 2001. The terms of the credit facility provide that the loan is due on demand. The assets of the Company secure the loan. The credit facility carries an interest rate of prime plus 0.75%. The Company may use the undrawn portion of the bank lines for both short-term and long-term Canadian capital requirements. The Company anticipates that it will make use of greater amounts of debt, as it's need and capacity for debt increases over time.

The Company's sensitivity to fluctuations in key business conditions, calculated on the basis of current production volumes, hereunder is illustrated in the following table:

Business Condition	Impact on Cash Flow per Common Share
Commodity Price Increase	
Crude Oil ($1.00 per bbl)	$0.003
Natural Gas ($0.10 per mcf)	Nil
Production Volume Increase	
Crude Oil (10 BOPD)	$0.005
Natural Gas (10 mcf/d)	$0.001
Financial Changes	
Interest Rate (1%)	$0.001
Exchange Rate ($0.01)	Nil

The provision for abandonment and site restoration costs relating to the Company's properties was $599,250 as at June 30, 2001 ($513,750 as at June 30, 2000). In accordance with the accounting policy adopted by the Company, the annual provision for abandonment and site restoration is based on a unit of production allocation method.
The Company estimates that abandonment and site restoration costs for all properties held by the Company as at June 30, 2001 will total $599,250. The Company reviews future abandonment and site restoration costs annually. Provision is made for such costs on a unit-of-production basis and the charge is recorded as part of depletion and depreciation.

Although the Company has no set policy, management of the Company will use financial instruments to reduce corporate risk in certain situations. The Company will periodically, hedge up to 40% of its production to help guarantee a return or to appease creditors when concluding a business transaction. The Company has no hedges or other financial instruments currently in place.

6.4. Results of Operations

As of September 30,2001 there were no unusual or infrequent events or transactions or any significant economic changes that affected income or loss from continuing operations other than those discussed above. There are no known trends or uncertainties that have had or will have a favourable or unfavourable effect on net sales or revenues or income or loss from continuing operations other than fluctuations in prices of petroleum products.

7. ITEM 7: MARKET FOR SECURITIES

The Company's shares are listed and posted for trading on the CDNX under the symbol "CER"

8. ITEM 8: DIRECTORS AND OFFICERS

8.1. Name, Address, Occupation and Security Holding

The following table provides the names, municipalities of residence, position, principal occupations and the number of voting securities of the Corporation that each of the directors and executive officers beneficially owns, directly or indirectly, or exercises control over, as of the date hereof:

Name and Municipality of Residence and Position with	Director/ Officer	Principal Occupation for the past five	Common Shares Beneficially Owned

the Corporation	Since	years	Directly or Indirectly [(1)] (At December 31, 2001)
Philip F. Kelso[(2)(3)] Northbridge, New South Wales Australia President, CEO and Director	September 1990	President, Casula & Kelso, Solicitors; Managing Director of Drillsearch Energy Limited	266,000 .96%
Charles E. Ross Vancouver, British Columbia Secretary and Director	December 1991	Businessman, Director of Windson Capital VCC Ltd., Director of Tearlach Resources Limited, Director of Seacrest Development Corporation, Director of Terrastar Resources Limited	14,000 .051%
Malcolm B. Fraser[(2)] Gibsons, British Columbia Director	October 1992	Businessman, Management Consultant, Director of Apollo International Construction Company, Director of Orlon Resources Ltd., Director of Tearlach Resources Limited, Director of Seacrest Development Corporation,	0 0.0%
Michael B. Silver[(2)] Sydney, New South Wales Australia Director	April 1997	Businessman, Director of Drillsearch Energy Limited	1,000 .0004%
Bill May Calgary, Alberta Vice President Canadian Operations and COO	December 1, 2000	Businessman, President of W.R. May & Associates Petroleum Consultants Inc.	34,000 .124%
Mel Sailer Calgary, Alberta Chief Financial Officer	January 1, 1996	Controller and Chief Financial Officer of Circumpacific Energy Corporation	95,000 .346%

Notes:
(1) Does not include options to purchase Common Shares held by directors and officers
(2) Denotes a member of the Audit Committee of the Corporation.
(3) Philip Kelso is the largest shareholder of Drillsearch Energy Limited., a company listed on the Australian Stock Exchange, which owns 9,082,923 Common Shares of the Corporation.

The term of office of the directors expire annually at the Corporation's annual general meeting scheduled for December, 2002.

Philip F. Kelso, B.Sc. LLB, President, Director, is a graduate in geology and law with 30 years experience in the resources industry throughout Australia. He is a lawyer with special interests in resources and environmental law. He has had considerable experience resources with emphasis on Australia, South East Asia and Canada. He is a Director and the Managing Director of Drillsearch Energy N.L. and a Director and the Chairman of Dome Resources N.L. He is a Member of the Australian Institute of Mining and Metallurgy.

Michael B. Silver, Director, is a civil engineer who has had experience in gold mine development and the raising of project finance for gold projects throughout Australia. These projects have included Nevoria and Cosmo-Howley. More recently, since 1993, he has instigated the development of the Tolukuma Gold Mine, Papua New Guinea. The Tolukuma Mine is wholly owned and operated by Dome Resource N.L. He is a Director of Dome Resources N.L.

Charles E. Ross, B.Sc. – Director and Secretary, Mr. Ross has worked as a finance and marketing consultant for the last 14 years with companies in Canada, USA and Europe. His involvement has included being a consultant corporate secretary, officer and director. He has been a Director of the Company since 1991. Business experiences have mainly focused around the sourcing of acquisition targets, financing of public and private companies, negotiating and purchasing control blocks of companies, advising on public relations, both the review and development of corporate strategies and advising on regulatory issues.

Malcolm B. Fraser, B.Sc., MA (Harvard), LLB – Director. Mr. Fraser is a. Management Consultant specializing in natural resource development and financing. Mr. Fraser is a Director of Orlon Resources Limited, and Director of Senior Officer of a number of listed public corporations. He has been a Director of the Corporation since 1992. Mr. Fraser has practiced as an attorney in international commercial and corporate law in Canada and Australia and has extensive experience in human resources and in exploration, development and marketing of minerals and metals and associated financing activities.

W. P. (Bill) May, P. Geol., Vice President Canadian Operations and COO, graduated from Dalhousie University in Halifax with a B. Sc. (Honours) Geology. He has 28 years experience in the oil and gas industry that has included positions of exploration manager, VP. Exploration of small oil and gas companies, general partner of a limited partnership, Director of a publicly traded oil and gas company. For 14 years prior to joining the Company Mr. May has operated a petroleum consulting company with a client list in excess of 20 companies including such companies as Gulf Oil, P.C.P., Chevron, Geological Survey of Canada, Numac, Marathon, C.S. Resources, BHP. Mr. May is a member and past president of the Cdn. Society of Petroleum Geologists and is also a member of APEGGA.

M.L. (Mel) Sailer, Chief Financial Officer has 30 years of experience in petroleum accounting with both large and small firms. He has held a variety of positions in joint venture, drilling funds and treasury functions prior to being appointed Controller of the Corporation on January 1, 1996.

8.2. Corporate Cease Trade Orders or Bankruptcies

To the best of the Corporation's knowledge, save as hereinafter provided, no existing or proposed director, officer, promoter or other member of management of the Corporation is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other Corporation that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that Corporation, was the subject of a cease trade order or similar order or an order that denied the corporation access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

8.3. Penalties and Sanctions

To the Corporation's knowledge, no existing or proposed director, officer, promoter or other member of management of the Corporation has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

8.4. Personal Bankruptcies

To the Corporation's knowledge no existing or proposed director, officer, promoter or other member of management of the Corporation has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to

bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

8.5. Conflict of Interest

The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interest of Corporation and to disclose any interests, which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Corporation's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Corporation, its promoters, directors, officers or other members of management of the Corporation or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director, officer, promoter or member of management of such other companies.

9. ITEM 9: ADDITIONAL INFORMATION

The Company will upon request to the secretary of the Company, provide to any person or company:

(a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus,

   i. one copy of the Annual Information Form ("AIF") of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the AIF,

   ii. one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

   iii. one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and,

   iv. one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

To the best of the Corporation's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Corporation, its promoters, directors, officers or other members of management of the Corporation or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director, officer, promoter or member of management of such other companies.

9. ITEM 9: ADDITIONAL INFORMATION

The Company will upon request to the secretary of the Company, provide to any person or company:

(a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus,

   i. one copy of the Annual Information Form ("AIF") of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the AIF,

   ii. one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

   iii. one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and,

   iv. one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

ANNUAL INFORMATION FORM

2000

Circumpacific Energy Corporation
Suite 2110 – 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3

December 14, 2000

TABLE OF CONTENTS

ABBREVIATIONS AND DEFINITIONS

In this Annual Information Form, the abbreviations set forth below have the following meanings:

"M$" thousands of Canadian dollars
"MM$" millions of dollars
"bbls" barrels
"mbbls" 1,000 barrels
"mmbbls" 1,000,000 barrels
"bpd" barrels per day
"NGL" natural gas liquids
"m 3 " cubic metre volume
"boe/d" barrels of oil equivalent per day
"mcf" 1,000 cubic feet
"mmcf" 1,000,000 cubic feet
"bcf" 1,000,000,000 cubic feet
"mcf/d" one thousand standard cubic feet per day
"mmcf/d" one million standard cubic feet per day
"mmbtu" one million British Thermal Units
"boe" barrels of oil equivalent
"mboe" 1,000 barrels of oil equivalent

Note: for the purposes of this document, 10 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil, such conversion not being based on either price or energy content.

In this Annual Information Form, the capitalized terms set forth below have the following meanings:

"API" means the American Petroleum Institute. **"API"** is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specific gravity of 28° API or higher is generally referred to as light crude oil;

"ARTC" means the Alberta royalty tax credit;

"CDNX" means the Canadian Venture Exchange, which was formed on November 29, 1999 as a result of the merger of The Alberta Stock Exchange (the **"ASE"**) and the Vancouver Stock Exchange;

"Common Shares" means Common Shares in the share capital of the Company;

"CSPG" means the Canadian Society of Petroleum Geologists;

"Paddock Lindstrom Report" means the independent engineering evaluations of Circumpacific's oil, NGL and natural gas interests prepared by Paddock Lindstrom & Associates Ltd. (**"Paddock Lindstrom"**), independent petroleum engineering consultants of Calgary, Alberta, dated August 8, 2000 and effective July 1, 2000; and

"Circumpacific" or the **"Corporation"** or the **"Company"** means Circumpacific Energy Corporation.

All dollar amounts are in Canadian funds unless otherwise specified.

PRELIMINARY NOTES

Incorporation of Financial Statements and Proxy Circular

Incorporated by reference herein and forming part of this annual information form (the "Annual Information Form") are the audited consolidated financial statements for the Company for the period June 30, 2000 together with the auditor's report thereon, and the most recent Management Proxy Circular of the Company dated November 1, 2000.

All financial information in this Annual Information Form is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

ITEM 1: INCORPORATION

The Company was incorporated in the Province of British Columbia on October 14, 1987 pursuant to the Company Act (*British Columbia*) under the name Re-Bob Gold Inc. The Company's shareholders passed a special resolution on April 26, 1989 to change the name of the Company to Circumpacific Energy Corporation, which became effective May 17, 1989. At the Company's annual general meeting held on December 18, 1996 the members passed a special resolution to continue the Company's domicile from the Province of British Columbia to the Yukon Territory, which became effective on June 16, 1997.

The head office and principal address of the Company is located at Suite 2110 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. The registered office of the Company is located at 204 Lambert Street, Suite 200, Whitehorse, Yukon Y1A 3T2. The Company has no subsidiaries.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Under an Initial Public Offering completed on January 11, 1990, the Company obtained a listing on the Vancouver Stock Exchange and became a "reporting issuer" for the purposes of the B.C. Securities Act.

The Company currently trades under the trading symbol CER on the CDNX that was formed on November 29, 1999 as a result of the merger of The Alberta Stock Exchange (the "ASE") and the Vancouver Stock Exchange (the "VSE"). The Company has been in the business of oil and gas exploration and development since its initial public listing.

NATURE OF BUSINESS OF COMPANY

The Company

The Company is engaged in the business of exploration and, when warranted, development of petroleum and natural gas properties in the Provinces of Alberta, British Columbia, and Saskatchewan. Growth will be fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploration potential through additional drilling and/or facility optimization, and through joint venture and farm-in arrangements.

Historically the Company's major focus has been on the exploration and development of oil and gas in Alberta, British Columbia and Saskatchewan. However, in 1998 the Company had negotiated the acquisition of all the outstanding shares of Kiwi International Resources Limited ("KIRL") from Rockfield Investments Limited of Cyprus ("Rockfield"), which held a 50% contributing interest and a 47.5% participating interest in two producing oil and gas fields in Albania. Albpetrol, the Albanian National Petroleum Company, controlled the fields. Albpetrol had signed a Production Operation Sharing Agreement ("POA") with KIRL and its partners. KIRL's partners in the POA agreement with Albpetrol were Drillsearch Energy NL (an Australian listed company) and Kitari Oil Pty Ltd. ("Kitari Oil") ("Partners").

Kitari Oil took control of the fields in July of 1998 and conducted oil production operations on behalf of the joint venture. Katri Oil lodged with Albpetrol a fully verified invoice for joint venture oil sales up to January 28th 1999 of US $759,318. This invoice was not paid. Due to military activities in and around Albania, and the inability of Albpetrol to pay the invoice owing for oil delivered to it, Kitari Oil gave Albpetrol notice of force majeure on March 28, 1999. The production operator ceased operation on April 30 1999.

Due to the uncertainty as to payment for oil delivered, and when or if production operations are likely to recommence, the Directors of the Company have decided to not conclude the acquisition of the shares of KIRL.

Corporate Strategies

CER principle objective is to increase production and reserves through full cycle exploration and development of its properties. Entering into joint venture and farm-in arrangements, to achieve the following growth objectives, will augment this. In addition, the Company's growth objectives will be met through strategic mergers and/or investments in oil and gas production, exploration and development plays.

PRINCIPAL PROPERTIES

The following is the description of the Company's assets. Reserves as disclosed in this section are with respect to the constant price case in the Paddock Lindstrom Report, before the deduction of royalties. References to production are to the Company share of volumes, before deduction of royalties.

ALBERTA - Producing Properties

Calais

The Company has an interest in a producing horizontal oil well in the Calais area of northwestern Alberta, approximately forty-five (45) miles east of Grande Prairie. The original vertical wellbore was abandoned during the second quarter of 1996 and the new horizontal lateral was drilled. Production commenced in July 1987, and the well currently produces 190 boepd from the Leduc formation. The Company has an 8.75% working interest and has been assigned established reserves of 52.5 mboe based on 16.5 boepd net production.

Grand Forks

The Company has one hundred percent (100%) interest in six producing Sawtooth oil wells in the Grand Forks area of southeastern Alberta approximately one hundred and thirty (130) miles southeast of Calgary. The Company operates the producing wells and a treating battery. The solution gas is conserved and used for fuel gas at the treater. Two of the producing wells are locations drilled over the past year. The wells are currently producing 117.5 bopd and were assigned reserves of 393 mstb. Although there are additional undrilled locations, current production is being monitored prior to committing further capital expenditure.

Kakwa

Circumpacific has an interest in the Kakwa Cardium "A" Unit and several non-Unit gas wells in the Kakwa area of northwestern Alberta, approximately fifty (50) miles south of Grande Prairie. The Company's interests range from 0.13% in the Cardium "A" Unit to 12.50% in eight non-Unit wells. The unit is on production and nets 2.9 boepd. Five non-Unit wells are planned for tie-in in November 2001. Established reserves at 119.6 mboe have been assigned to Kakwa by the Company's evaluators.

Morinville

Morinville is fifteen (15) miles north of Edmonton and the wells are operated by Response Energy Corp. Circumpacific recently acquired an 18.96% working interest and an 0.6% gross overriding royalty interest in four producing oil wells, an injection well, one suspended oil well, and the associated facilities in the Morinville area of central Alberta. The Company's production is net 21.5 boepd and has 155.3 mstb of established reserves in the Leduc formation. An infill well was recently drilled which should add 18 boepd net to the Company. Incremental proved undeveloped and probable additional reserves are based on proposed infill drilling in the fall of 2000.

Rainbow

Circumpacific has a 17.73% working interest, and an overriding royalty interest of 1.25%, in a producing Keg River oil well, 6-24-110-08 W6M, in the Rainbow area of north-western Alberta. Rainbow is two hundred and thirty (230) miles north of Grande Prairie. The Company operates the well and solution gas produced with the oil is not conserved. Net production is 14.5 bopd and established reserves are 31.9 mstb.

Wapiti

The Company has 18.98% working interest in six (6) producing oil wells in the Wapiti area of north-western Alberta, forty (40) miles southwest of Grande Prairie. The six wells produce at a combined rate of 29 bopd and 1300 mcf/d. The Company's net production is 19.8 boepd and remaining established reserves are 15.1 mboe from the Dunvegan formation.

Willesden Green

The Willesden Green area of central Alberta is eighty (80) miles southwest of Edmonton. The Company has various working interests (19.12 to 25%) in eleven (11) producing Belly River and Cardium oil wells and two (2) suspended wells. Centennial Petroleum Company Ltd operates them. Solution gas produced with the oil is conserved and propane, butane and condensate are recovered from the processed gas. Circumpacific's net production is 30.2 boepd and established

reserves are 46 mboe.

Ferrier/Mitsue/Spring Coulee
The Company has various interests in an additional four (4) areas in Alberta with six (6) producing and six (6) suspended oil and gas wells. Net production is 6.4 bopd and established reserves are 8.0 mstb.

ALBERTA - Exploration Lands

The Company's undeveloped land inventory located primarily in Alberta totals approximately 136 sections of land with 79 % average working interest. Some of this acreage is subject to expiry and the Company is planning a winter program to mitigate expiries.

Darwin

Darwin is located approximately 150 miles northeast of Grand Prairie where the Company recently acquired 100 % interest of oil sands leases in 17 sections of land. Exploration plans are underway.

Peace River

This is Circumpacific's first entrée into the Arch area where it acquired 100 % interest in sections of land at a Crown land sale. Exploration strategies have been formulated for a multi zone target. The Company is currently negotiating with offset landholders to expand its representation.

Lambert

Lambert is located approximately 130 miles west of Edmonton. The Company has a 14 % working interest in 3 sections of land with Talisman Oiltech joint venture and expects to re-enter a Devonian test well in the next 3 months. The Company has an option to farm-in on another 3 sections of land to acquire a similar interest.

Ricinus North

Ricinus North is located 90 miles north-west of Calgary where the Company recently acquired 25 % interest in 5 sections of land through participation with an oil and gas Major in a 3D seismic program.

Seal

The Company owns an average 30 % working interest in 32 sections of oil sands leases. The leases are long term and prior exploration wells have shown heavy oil prospectivity. The Company has no immediate plans to further explore these lands.

BRITISH COLUMBIA – Exploration Lands

NEBC

Northeast British Columbia is approximately 80 miles northwest of Grande Prairie, Alberta. The Company has secured a farm-in on five sections of land with a continuing option on four additional sections. Circumpacific will earn a net 36.7% working interest.

SASKATCHEWAN - Producing Properties

Colgate

The Company has various interests (11.92 to 12.38%) in seven producing Midale oil wells in the Colgate area of south-eastern Saskatchewan approximately sixty (60) miles southeast of Regina. Enermark Inc operates the wells. Solution gas produced with the oil is not conserved. A horizontal well was drilled and placed on production in December 1997, at an initial rate of 150 bopd. There is one remaining potential drilling location for a new horizontal well. The Company produces 13.9 bopd net and has established reserves of 29.6 mstb.

Manito

The Company has a sliding scale overriding royalty interest in 21 wells and a 75% working interest in one suspended oil well. The Manito area of west central Saskatchewan is two hundred and sixty (260) miles northwest of Regina. Seven of these wells are currently on production. The Sparky formation is the primary zone of interest in the area. PanCanadian Petroleum is the operator of the royalty-interest. The Company produces 27.6 bopd of royalty oil and has an established reserve of 10.8 mstb.

Browning/Eastend/Hume/Lloydminster/Plato

The Company has various interests in an additional four areas in Saskatchewan, with five (5) producing and seven (7) suspended oil and gas wells. Net company production is 7.0 bopd and established reserves are 16.8 mstb.

COMPANY ASSETS – RESERVES AND FUTURE NET REVENUE

As at July 1, 2000, an independent appraisal report was prepared by Paddock Lindstrom and Associates Ltd. ("PLA") of Calgary, Alberta evaluating the crude oil and natural gas reserves attributable to the principal properties of the Company.

The following tables summarize the PLA Report. **All evaluations of future net production revenue set forth in the tables are stated prior to the provision for income taxes and general and administrative costs. The present value of probable additional reserves has been reduced by 50% to reflect the risk associated with the recovery of such reserves. No value has been included for undeveloped land. It should not be assumed that the discounted future net production revenues estimated by PLA represent the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.** Other assumptions and qualifications relating to costs, prices for future production and other matters are included in the PLA Report. The complete PLA report will be available for public examination at the head office of the Corporation for a period of thirty days subsequent to completion of the Offering until the date of the annual meeting.

Petroleum and Natural Gas Reserves and Future Net Pre-Tax Cash Flows

(Based on Constant Price and Cost Assumption)

Reserves Category	Oil		Sales Gas		NGL		Present Value Cash Flow		
	Gross	Net	Gross	Net	Gross	Net	0%	10%	15%
	mstb	mstb	mmcf	mmcf	mstb	mstb	m$	m$	m$
Proved Producing	661.8	583.3	315.8	195.8	18.9	12.3	10,951.7	6.461.5	5,413.7
Proved Non-Producing	----	----	428.0	329.9	23.4	18.8	1,006.4	559.6	449.8
Proved Undeveloped	14.4	11.5	----	----	----	----	221.0	204.5	165.9
Total Proved	676.1	594.8	743.8	525.6	42.3	31.1	12,179.1	7,225.5	6,029.4
Probable Additional	71.8	61.8	457.8	346.7	25.1	20.1	2,246.2	1,302.4	1,051.8
Total Proved + Probable	747.9	656.6	1,201.5	872.3	67.4	51.2	14,425.4	8,527.9	7,081.2
50% Reduction of Risk	(35.9)	(30.9)	(228.9)	(173.3)	(12.6)	(10.0)	(1,123.1)	(651.2)	(525.9)
Risked Proved + Probable	712.0	625.7	972.6	699.0	54.9	41.1	13,302.2	7,876.7	6,555.3

Notes to the PLA Report:

(1) The PLA Report is based on ownership, production, cost and revenue data supplied by the Company. No field inspection was made or considered necessary by PLA. The oil and gas reserves in the PLA Report were determined in accordance with generally accepted evaluation practice. Because of the inherent risk in drilling ventures, no guarantee is given or implied that the conclusions of the PLA Report, either in production or net production revenue, will be achieved.

(2) **Gross Reserves:** Are defined as the total of the Company's working interest and/or royalty interests share of reserves, before deducting royalties owned by others.

(3) **Net Reserves:** Are defined as the total of the Company's working interest and/or royalty interest share of reserves after deducting the amounts attributable to the royalties owned by others, including Crown and Freehold Royalties.

(4) **Cash Flow:** Means the cash flow accruing to the Company after deduction of all outside working interests, overriding and lessor royalties and crown royalties. The cash flow forecasts are after direct lifting costs, normal allocated overhead and future investments. Crown royalties and freehold mineral tax have also been deducted. Income taxes have not been deducted from the cash flow.

(5) **Proved Reserves:** Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(6) **Proved Producing Reserves:** Those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

(7) **Proved Non-Producing Reserves:** Those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(8) **Proved Undeveloped Reserves:** These are proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(9) **Probable Additional Reserves:** Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category that can be realistically estimated for the pool on the basis of enhanced recovery processes, which can be reasonably expected to be instituted in the future.

(10) The revenue forecasts presented in this report are based on constant dollar economics. Oil and gas prices used in generating the revenue forecasts are based on the average annual prices for the fiscal year 1999-2000, provided by the Company. These prices are detailed by property on following page.

No escalations have been applied to future operating and capital costs throughout the forecast period.

(11) The PLA Report estimates total capital expenditures to be \$120m net to the Company for the Proven reserves and \$243m net to the Company for the Proven plus 50% Probable case.

(12) The cash flow forecasts in the PLA Report does not include terminal expenditures for the ultimate abandonment and site restoration of the properties.

The PLA Report will be available for inspection at an office of the Company at 1540, 700 – 6th Avenue S.W., Calgary, Alberta, T2P 0T8 during normal business hours during the period of distribution and for 30 days thereafter.

AVERAGE ANNUAL PRODUCT PRICES FISCAL YEAR 1999-2000

Property	Oil	Gas	Pentanes	Propane	Butane
	($/bbl)	($mcf)	($/bbl)	($/bbl)	($/bbl)
Calais	29.83	3.64	26.63	12.89	20.64
Grand Forks	26.70	---	---	---	---
Kakwa	34.23	3.25	37.17	18.65	22.41
Mitsue	30.55	---	---	---	---
Morinville	33.71	---	---	---	---
Rainbow	32.91	---	---	---	---
Spring Coulee	31.34	---	---	---	---
Wapiti	33.54	3.34	27.42	20.22	---
Willesden Green	33.72	2.76	32.54	17.90	19.81
Colgate	30.95	---	---	---	---
Hume	30.64	---	---	---	---
Manito	27.13	---	---	---	---
Corporate Average	29.19	3.43	31.07	19.52	20.09

RECONCILIATION OF RESERVES

Circumpacific's oil and gas established reserves at June 30, 2000 were 863 mboe, which approximates the previous year-end reserves of 847 mboe. A 10 % discounted value of 7795 $m has been determined by the Company's reserve evaluators Paddock, Lindstrom.

Reserve Summary at June 30, 2000

	Oil (mstb)	NGL (mstb)	Gas (mmcf)	BOE(10:1) (mbbls)	PV@10% (m$)
Total Proved					
June 30, 1999 Reserves	541	42	758	658	4562
Production	-85	-6	-93	-100	
Discoveries & Extensions	44	0	0	44	395
Reserve Acquisitions	146	0	0	146	1003
Reserve Revisions	30	7	79	45	1221
June 30, 2000 Reserves	676	42	743	792	7181
Probable					
June 30, 1999 Reserves	306	26	458	377	1902
Production	0	0	0	0	0
Discoveries & Extensions	-219	0	0	-219	-1040
Reserve Acquisitions	22	0	0	22	145
Reserve Revisions	-38	-1	0	-38	222
June 30, 2000 Reserves	72	25	458	143	1229

Proved and Probable					
June 30, 1999 Reserves	847	67	1216	1036	6463
Production	-85	-6	-93	-100	
Discoveries & Extensions	-175	0	0	-175	-645
Reserve Acquisitions	168	0	0	168	1149
Reserve Revisions	-8	6	79	6	1442
June 30, 2000 Reserves	747	67	1201	935	8410
Proved & 50 % Probable					
June 30, 1999 Reserves	694	54	987	847	5513
Production	-85	-6	-93	-100	0
Discoveries & Extensions	-66	0	0	-66	-125
Reserve Acquisitions	157	0	0	157	1076
Reserve Revisions	11	7	79	25	1332
June 30, 2000 Reserves	711	55	972	863	7795

DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF SECURITIES

Directors, Officers, Promoters

The current Board of Directors term of office expires at the Company's annual general meeting scheduled to be held in December 2001. The name, municipality of residence and position with the Company of each of the current directors of the Company together with the number of shares held by each as at the date hereof and the principal business or occupation in which each has been engaged during the immediately preceding five years is as follows:

Name, Municipality of Residence, of Director, Officers, Promoters and Principal Shareholders	Number of Shares	Principal Occupation for the Last Five Years
Philip F. Kelso① Northbridge, New South Wales Australia	241,000	President, Casula & Kelso, Solicitors; Managing Director of Drillsearch Energy N.L.
Charles E. Ross Vancouver, British Columbia	198,000	Businessman, Director of Excelsior Investments Ltd., Director of Windson Capital VCC Ltd., Director of Seacrest Development Corporation, Director of Tearlach Resources Limited
Malcolm B. Fraser① Gibsons, British Columbia	NIL	Businessman, Management Consultant, Director of Orlon Resources Ltd., Director of Apollo International Construction Company, Director of Tearlach Resources Limited

Name, Municipality of Residence, of Director, Officers, Promoters and Principal Shareholders	Number of Shares	Principal Occupation for the Last Five Years
Michael B. Silver① Sydney, New South Wales Australia	1,000	Businessman, Director of Drillsearch Energy N.L.
Fred Buccini Calgary, Alberta Canada	40,000	General Manager and C.O.O of Circumpacific.
Bill May Calgary, Alberta Canada	NIL	Vice President Exploration of Circumpacific
Mel Sailer Calgary, Alberta Canada	60,000	Controller Circumpacific

① *Denotes a member of the Audit Committee.*

DIRECTORS

Philip F. Kelso, B.Sc. LLB, President, Director, is a graduate in geology and law with 30 years experience in the resources industry throughout Australia. He is a lawyer with special interests in resources and environmental law. He has had considerable experience in resources with emphasis on Australia, South East Asia and Canada. He is a Director and the Managing Director of Drillsearch Energy NL and a Director and the Chairman of Dome Resources N.L. He is a Member of the Australasian Institute of Mining and Metallurgy.

Michael B. Silver, Director, is a civil engineer who has had experience in gold mine development and the raising of project finance for gold projects throughout Australia. These projects have included Nevoria and Cosmo-Howley. More recently, since 1993, he has instigated the development of the Tolukuma Gold Mine, Papua New Guinea. The Tolukuma Mine is wholly owned and operated by Dome Resource N.L. He is a Director of Dome Resources N.L.

Charles E. Ross, B.Sc. – Director, Secretary Mr. Ross has worked as a finance and marketing consultant for the last 14 years with companies in Canada, USA and Europe. His involvement has included being a consultant, corporate secretary, officer and director. He has been a Director of the Company since 1991. Business experiences have mainly focused around the sourcing of acquisition targets, financing of public and private companies, negotiating and purchasing control blocks of company's, advising on public relations, both the review and development of corporate strategies and advising on regulatory issues.

Malcolm B. Fraser, B.Sc., MA (Harvard), LLB – Director, Mr. Fraser is a, Management Consultant, specializing in natural resource development and financing. Mr. Fraser is a Director of Orlon Resources Limited, and Director of Senior Officer of a number of listed public corporations. He has been a Director of the Company since 1992. Mr. Fraser has practiced as an attorney in international commercial and corporate law in Canada and Australia and has extensive experience in human resources and in exploration, development and marketing of minerals and metals and associated financing activities.

OFFICERS

Fred Buccini, P. Eng., General Manager and C.O.O. graduated from the University of Manitoba with a Bachelor of Science degree in Mechanical Engineering. He has worked in various levels of Reservoir Engineering for Imperial Oil for 11 years. Following that he was Manager of Thermal Recovery for Canadian Reserve for 2 years and Manager of International Engineering for Encore Energy for 6 years. Mr. Buccini has been consulting in the oil and gas industry with a specialization in Reservoir Engineering for the last 9 years. He is also a member of APEGGA.

W. R. (Bill) May, P. Geol. Vice President Exploration, graduated from Dalhousie University in Halifax with a B. Sc. (Honours) Geology. He is a proven oil and gas finder who has 26 years experience in the oil and gas industry that has included positions of exploration manager, V.P. Exploration of small oil and gas companies, general partner of a limited partnership, Director of a publicly traded oil and gas company. For the past 14 years Mr. May has operated a petroleum consulting company with a client list in excess of 20 companies including such companies as Gulf Oil, P.C.P., Chevron, Geologically Survey of Canada, Numac, Marathon, C.S. Resources, BHP, etc. Mr. May is a member and past president of the CSPG and is also a member of APEGGA.

M.L. (Mel) Sailer Financial Controller has 30 years of experience in petroleum accounting with both large and small firms. He has held a variety of positions in joint venture, drilling funds and treasury functions prior to being appointed Controller of the firm on January 1, 1996

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preference shares of which 19,808,923 common shares and no preference shares are issued and outstanding as at the date hereof. All common shares issued by the Company are without par value and rank equally as to dividends, voting rights and on the distribution of assets on winding up or liquidation. There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no conversion rights, no special liquidation rights, pre-emptive rights or subscription rights. The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable. Each common share carries one vote per common share at shareholders' meeting of the Company.

The issuer has also issued 1,500,000 warrants entitling the holder to purchase one additional common share of the Company at a price of $0.25 per share with 1,250,000 shares purchase warrants expiring on October 1, 2001 and the remaining share purchase warrants expiring on November 1, 2001.

On October 4th 2000 the Company completed the distribution of 3,888,000 special warrants that are convertible into 3,888,000 units in the capital of the Company for no additional consideration. Each unit will be comprised of one common and one half of a non-transferable

share purchase warrant exercisable for the purchase of up to an additional 1,944,000 common shares of the Company at a price of $0.36 per shares up to October 4, 2001 and at a price of $.50 per shares up to April 4, 2002. The Company also issued the Agent a total of 388,800 special warrants as a finder's fee for the private placement. The warrants are exchangeable into 388,800 units at a price of $0.36 per unit up to October 4, 2001 and a price of $0.50 per unit to April 4, 2002. Each unit will be comprised of one common share and one half of a non-transferable share purchase warrant exercisable for the purchase of an additional 194,000 common shares at a price of $0.36 per share up to October 4, 2001 and a price of $0.50 per share up to April 4, 2002.

On October 25 2000 the Company completed the distribution of 2,928,000 special warrants that are convertible into 2,928,000 units in the capital of the Company for no additional consideration. Each unit will be comprised of one common and one non-transferable share purchase warrant for the purchase of up to an additional 2,928,000 common shares of the Company at a price of $0.36 per share up to October 25, 2001 and at a price of $0.50 per share up to April 25, 2002. The Company also issued the Agent a total of 27,100 special warrants as a finder's fee for the private placement. These warrants are exchangeable into 27,100 at a price of $0.36 per unit up to October 25, 2001 and a price of $0.50 per unit up to April 25, 2002. Each unit will be comprised of one common share and one non-transferable share purchase warrant for the purchase of up to an additional 27,100 common shares of the Company at a price of $0.36 per share up to October 25, 2001 and at a price of $0.50 per share up to April 25, 2002.

SHARE AND LOAN CAPITAL STRUCTURE

The share and loan capital structure of the Company is as follows:

Description of Class	Authorized	Issued as at Sept. 30, 2000	Amount outstanding as at the date hereof (1)
Common Shares	Unlimited	19,808,923	19,808,923
Preference Shares	Unlimited	Nil	Nil
Long Term Debt	N/A	$2,750,000	$2,750,000(2)

(1) These figures do not include the 7,231,900 special warrants or the 2,970,892 stock options outstanding.

(2) Debt at September 31, 2000

OPTIONS TO PURCHASE SECURITIES

Stock Options

The Company has a total of 3,351,784 common shares reserved for issuance pursuant to stock options plans. At the shareholders meeting held on December 8 2000 the shareholders approved increasing the number of options to be issued under the plan to 3,961,785. Currently, the Company has the following director, officer, employee and consultant options outstanding:

Optionee	Options Outstanding	Exercise Price	Expiry Date
Carpe Diem Acquisition Corporation①	500,000	$0.20	October 8, 2003
Philip Kelso	405,892	$0.20	October 8, 2003
Michael Silver	200,000	$0.20	October 8, 2003
Malcolm Fraser	100,000	$0.20	October 8, 2003
Candice Davischuk	10,000	$0.20	October 8, 2003
Cheryl Jones Mackay	15,000	$0.20	October 8, 2003
Tony Moeskops	30,000	$0.20	October 8, 2003
Mel Sailer	40,000	$0.20	October 8, 2003
Carpe Diem Acquisition Corporation①	100,000	$0.20	January 24, 2001
Orient Finance Ltd.②	987,946④	$0.25	March 7, 2003
Transoceanic Securities Pty. Ltd.③	582,054④	$0.25	March 7, 2003
TOTAL	**2,970,892**		

① Charles Ross, a director of the Company, owns the shares of Carpe Diem Acquisition Corporation.

② The shares of Orient Finance Ltd. are owned by a consultant of the Company.

③ The shares of Transoceanic Securities Pty Ltd. are owned by Philip Kelso, a director and the Chief Executive Officer of the Company.

④ These options were granted pursuant to the Company's option plan. A total of 20% of these options vested on the date the Exchange approved the options (April 15, 2000) and 10% vest every three months thereafter.

At the date hereof, the Company has no share purchase warrants outstanding except those referred to above comprising part of the special warrants.

SECURITIES OF THE COMPANY HELD IN ESCROW IN POOL OR SUBJECT TO HOLD RESTRICTIONS

There are no common shares held in escrow or subject to hold restrictions except as follows:

A total of 2,955,100 common shares that will be issued pursuant to the conversion of 2,955,100 special warrants and an additional 2,955,100 common shares that may be issued upon the exercise of the share purchase warrants comprising part of the special warrants will be subject to a twelve month hold period expiring October 25, 2001 unless the Company files an annual information form with the British Columbia and Alberta Securities Commissions prior to the exercise of special warrants which the Company has agreed to file which will reduce the hold period to four months expiring February 25, 2001.

A total of 4,276,800 common shares that will be issued pursuant to the conversion of 4,276,800 special warrants and an additional 2,138,400 common shares that may be issued upon the exercise of the share purchase warrants comprising part of the special warrants will be subject to a twelve month hold period expiring October 4, 2001 unless the Company files an annual

information form with the British Columbia and Alberta Securities Commissions prior to the exercise of special warrants which the Company has agreed to file which will reduce the hold period to four months expiring February 4, 2001.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Saskatchewan and British Columbia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Circumpacific in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Circumpacific is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m 3 /day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of British Columbia, Alberta and Saskatchewan also regulate the volume of natural gas, which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on

the interprovincial pipeline systems continues to limit oil exports.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below \$100 per m^3 and 25% at prices at and above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be

eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Circumpacific from being eligible for the ARTC program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (the **"EPEA"**), which came into force on September 1, 1993. The EPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other

jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

RISK FACTORS

The securities of the Company are considered speculative due to the nature of the Company's business and the present stage of its development. **An investment in natural resource issuers involves a significant degree of risk. The degree of risk increases substantially where the issuer's properties are in the exploration stage as opposed to the development stage.** Oil and gas operations involve many risks that even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Exploration Risks

Petroleum and natural gas exploration involves a high degree of risk and there is no assurance that expenditures to be made on the Company's properties will result in any discoveries of petroleum and natural gas in commercial quantities. The drilling of exploratory wells is planned on some of the Company's properties. Exploratory wells have a much greater dry hole risk than do wells that are drilled offsetting established production.

Financing Risks

The Company has limited financial resources, has limited sources of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Operational and Uninsurable Risks

The exploration for, development and production of petroleum and natural gas involves a variety of operating risks, including the risk of fire, explosions, formations with abnormal pressure and blow-outs, the occurrence of any of which could result in substantial losses. It is not always possible to fully insure against such risks and the Company may decide not to insure due to high premiums or other factors. The extent of these risks, particularly as they relate to the Company's current properties, cannot be accurately predicted, but if such an event did occur it could result in the reduction or elimination of future profitability and result in increasing costs, a decline in the value of the securities of the Company and possible loss of property. The Company follows the usual industry practices aimed at minimizing and safeguarding against such risks but there is no assurance that such practices will always be effective.

No Assurance of Titles

No title opinions have been done on the exploratory lands in exploration areas. The Company is satisfied, however, that evidence of title to each of its properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration and development of said properties.

Permits and Licenses

Resource operations may require licenses and permits from various governmental authorities. There can be no assurance that the Company or the operator of the properties in which it has an interest will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations on those properties.

Petroleum and Natural Gas Prices

Petroleum and natural gas prices and the marketability of any production are affected by numerous factors beyond the Company's control. Factors include market fluctuations, the world price of petroleum and natural gas, the supply and demand for petroleum and natural gas, the proximity and capacity of petroleum and natural gas pipelines and processing equipment, government regulation relating to prices, taxes, royalties, land tenure, allowable production, the import and export of petroleum and natural gas and environmental protection. The effect of these factors cannot be accurately predicted. Costs and the profitability of the Company's operations may be affected by the volatility of commodity prices and these other factors.

Competition

The petroleum and gas industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of petroleum and gas interests as well as for the recruitment and retention of qualified employees and capital. Many such companies not only explore for and produce petroleum and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis and as such have greater and more diverse resources to draw on. There is also competition between the petroleum and natural gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

Environmental Regulations

The drilling of wells and construction of production and gathering facilities are subject to regulations promulgated by governmental bodies from time to time. Environmental legislation often restricts or prohibits spills, releases or emissions of various substances produced in association with petroleum and natural gas operations. Failure to comply with environmental and conservation regulations can result in various penalties, which are often determined on a case-by-case basis. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance can be stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for

companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations beyond an acceptable level.

Uninsured Risks

The Company may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for oil and gas exploration activities. The Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage.

Conflicts of Interest

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of oil and gas properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Yukon Territory, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM 4: (1) SELECTED CONSOLIDATED FINANCIAL INFORMATION

	2000	1999	1998	1997	1996
Net Revenues	$2,909,131	$1,485,517	$1,946,511	$3,971,587	$2,412,633
Net Earnings (loss)	404,278	(655,306)	(235,245)	1,351,192	(108,771)
Net Loss Per Equity Share	$0.02	$(0.04)	$(0.01)	$0.09	$(0.01)
Total Assets	$7,335,919	$5,425,113	$4,965,315	$6,696,269	$7,075,847

Long-term debt at September 30, 2000 was $2,750,000

ITEM 4: (2) SUMMARY OF FINANCIAL STATEMENTS OF THE LAST 8 QUARTERS

Quarter ending	Net revenues	Net earnings (loss)	Net loss per equity share
September 30, 2000	$823,554	$30,397	$0.002
June 30, 2000	$829,047	$126,931	$0.006
March 31, 2000	$769,422	$115,108	$0.006
December 31, 1999	$792,852	$124,438	$0.006
September 30, 1999	$517,810	$37,801	$0.002
June 30, 1999	$386,099	$(469,038)	$(0.029)
March 31, 1999	$340,575	$(103,513)	$(0.006)
December 31, 1998	$414,034	$(22,235)	$(0.001)

ITEM 4: (3) DIVIDENDS

The Company has not paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to information under the heading "Management Report" contained on Schedule C of Circumpacific's June 30, 2000 annual financials.

Some of the statements in, and incorporated by reference in, this annual information form that are not historical facts may be considered "forward looking statements". These forward-looking statements sometimes include words to the effect that the Corporation or management believes or expects a stated condition or result. All estimates and all statements that describe the Corporation's objectives, goals, or future plans are forward looking statements. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated in such statements due to any number of factors, including variables such as new information regarding recoverable reserves on the Corporation's properties, changes in the demand for, and the commodity prices of, oil and natural gas, legislative, environmental, regulatory and political changes, competition in areas where the Corporation operates and other factors discussed in this annual information form. See "Risk Factors".

Highlights

- Circumpacific achieved an after tax profit for the year ended June 30, 2000 of $404,278 based on revenues of $2,909,131 which were 96% above those for the previous year.
- Cash flow increased 312% to $1,260,901 in the year to June 30, 2000.
- In September 2000 with the assistance of Yorkton Securities Inc. the company completed a special warrant capital raising of $2,337,000.

- Circumpacific has participated in the drilling of a high impact deep multi-zone gas well at Lambert in West Central Alberta with Talisman Energy Inc ("Talisman") as operator. The well encountered significant gas zones at the edge of a Leduc Reef which will be followed up with offset in-hole seismic studies and an anticipated deviated well to further test the Leduc this winter. We are very encouraged by the progress at Lambert and have already added gas reserves in up-hole formations.

Corporate Development Plan

During the year management recognized that Circumpacific needed to lift its land ownership and exploration profile so that it could control its reserve growth and add revenues in coming years. Circumpacific has successfully accomplished the first stage of this program by improving our spread of land in the western Canada Basin and raising capital to finance drilling activity. The Company has undergone a significant transformation and is now focused on high impact exploration in the Canadian foothills and in northern Alberta. These new pursuits have been aided greatly by record setting cash flow resulting from increased world oil prices and the Company's acquisition and drilling activity.

Operations

Over the past year Circumpacific's product prices have increased from 17.55 $/boe to 29.26 $/boe. With our new price hedging in place this trend is expected to continue through the year 2000. Revenue for the year was $2,909,131 that is 96 % ahead of the previous year and cash flow was up 312 % at $1,260,901 in the year.

The Company's product mix is currently 90 % by volume oil and a number of events have increased production from 218 boepd at the start of the year to an exit volume of 267 boepd in June 2000. The Company acquired partner interests at Grand Forks and Morinville, Alberta and drilled two wells at Grand Forks, which resulted in production being replaced by these new additions. Established reserves at year-end maintained at 863.5 thousand barrels of oil equivalent with a reserve life index of 8.9 years.

Drilling Activity

The following table summarizes Circumpacific's drilling results for the years ended June 30, 2000 and 1999.

	Year ended June 30			
	2000		1999	
	Gross	Net	Gross	Net
Oil	2.0	.33	2.0	2.0
Natural Gas	---	---	---	---
Dry & Abandoned	---	---	---	---
Total	2.0	.33	2.0	2.0

Notes:

(1) "Gross" wells means the number of wells in which CER owns a working or royalty interest.

(2) "Net" wells means the aggregate of the percentage interests of CER in the gross wells before the deduction of any royalty interests.

Capital Expenditures

The following table summarizes the Corporation's net capital expenditures for the years ended June 30, 2000 and 1999.

($ Thousands)	Year ended June 30	
	2000	1999
Land	$ 706	$ 558
Exploration – Geological & Geophysical	210	---
Drilling and completion	692	17
Facilities, equipment and workovers	424	288
Acquisitions	135	31
Administrative assets	38	20
Capitalized G & A	282	117
Total	$2,487	$1,031

Personnel

As at December 20, 2000, the Company had 12 employees and consultants at its office in Calgary, Alberta, and 2 field employees and contract operators.

Financial Summary

Year Ended June 30, 2000 Compared with the Year Ended June 30, 1999

Circumpacific had net earnings of $404,278 compared with a net loss of $(655,306) for the same period in 1999. The 162% increase in earnings is due to a 96% increase in oil and gas revenues, a 19% increase in expenses, and a 32% increase in depletion and amortization. The loss in 1999 was attributable in part to the recognition of $259,621 for foreign project losses, and a $53,164 loss on investment.

Year Ended June 30, 1999 Compared with the Year Ended June 30, 1998

Circumpacific had a net loss for the period of $(655,306) compared to a net loss of $(235,245) for the same period in 1998. The 178% increase in net loss was due to a 23% decrease in oil and gas revenues, a 7% decrease in expenses and a 4% decrease in depletion and amortization. As stated above, the 1999 loss was increased by the recognition of $259,621 of foreign losses, and a $53,164 loss on investment.

Capital Resources and Liquidity

For the year ended June 30, 2000, net cash provided by operations totaled $1,260,901 including net earnings of $404,278, depletion and amortization of $856,623. Non-cash working capital decreased by $240,410.

Net cash provided by financing activities for the year ended June 30, 2000 amounted to $1,821,764. This was comprised of loan drawdowns of $650,000, repayments by related parties of $446,764, and net proceeds from issuance of shares of $725,000.

Net Cash used in investing activities during the year totaled $1,985,095. This was composed of petroleum properties and equipment expenditures of $2,487,097, and increase in investments of $11,172 and a recovery of foreign advances of $513,174.

The company follows the full cost method of accounting for exploration and development expenditures. An annual ceiling test is performed at year-end, which showed an excess of approximately $5.5 million for the year ended June 30, 2000.

ITEM 6: MARKET FOR SECURITIES

The Company's securities are listed on the Canadian Venture Exchange.

Control of Securities

As of December 20, 2000, the directors and senior officers of the Company beneficially own, directly or indirectly, or have control or direction over an aggregate of 8,511,923 common shares of the Company representing approximately 43% of the issued and outstanding common shares of the Company as of the date hereof. In addition, the directors and senior officers of the Company, as a group, hold incentive stock options for the purchase of an aggregate of 1,927,946 additional common shares in the capital of the Company, which options are exercisable at prices ranging from $0.20 to $0.25 per common share.

Committees of the Board of Directors

Audit Committee

The Company's audit committee is comprised of three directors, Philip F. Kelso, Michael B. Silver and Malcolm B. Fraser.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular dated November 1, 2000 for the Company's most recent annual general meeting which involved the election of directors, a copy of which is incorporated by reference herein. Additional financial information is available in the Company's comparative audited consolidated financial statements for the years ended June 30, 2000 and 1999, a copy of which is incorporated by reference herein. A copy of such documents may be obtained upon request from the Company at its corporate head office.

M. Offering Memorandum:
December 15, 2000

THIS OFFERING MEMORANDUM CONSTITUTES AN OFFERING OF SECURITIES ONLY IN THOSE JURISDICTIONS AND TO THOSE PERSONS WHERE AND TO WHOM THEY MAY BE LAWFULLY OFFERED FOR SALE. THIS OFFERING MEMORANDUM IS NOT, AND UNDER NO CIRCUMSTANCES, IS TO BE CONSTRUED AS A PUBLIC OFFERING OR ADVERTISEMENT OF THESE SECURITIES.

NO SECURITIES COMMISSION OR SIMILAR REGULATORY AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREBY, NOR HAS IT REVIEWED THIS OFFERING MEMORANDUM AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933 or the securities laws of any state of the United States or any other area subject to the jurisdiction of the United States, and may not be offered or sold, directly or indirectly or delivered in the United States or to or for the account of a U.S. person unless registered under the 1933 Act and all applicable State securities laws or unless an exemption from registration is available. The securities have not been approved by the Securities and Exchange Commission, nor have any States securities regulatory authorities passed upon or endorsed the merits of this Offering or the adequacy or accuracy of these offering documents. The securities are subject to restrictions on transferability and resale and may not be transferred or resold in the United States or to a U.S. person unless they are registered under the 1933 Act and applicable States securities laws or unless an exemption from such registration is available. Any representation to the contrary is unlawful.

CIRCUMPACIFIC ENERGY CORPORATION

1540 – 700 – 6th Avenue S.W.
Calgary, Alberta T2P 0T8
Tel: (403) 265-7667 Fax: (403) 263-8097
(hereinafter called the "Issuer")

CONFIDENTIAL OFFERING MEMORANDUM

Dated: December 15, 2000

Brokered Private Placement (hereinafter called the "Offering")
5,715,000 Flow-Through Common Shares (the "Flow-Through Shares")
Offering Price per Flow-Through Share: $0.35

	Subscription Price①	Commission②	Net Proceeds to Issuer③
Per Flow-Through Share	$0.35	$0.0315	$0.3185
Total Offering	$2,000,250	$180,022.50	$1,820,227.50

① The Subscription Price for the Flow-Through Shares was determined by the Issuer based on the approximate trading price of the Issuer's shares at the time of structuring the Offering in November 2000.

② The Issuer has agreed to pay Yorkton Securities Inc. (the "Agent") a commission of up to 9% of the gross proceeds from the sale of the Flow-Through Shares and Agent's Warrants equal to 10% of the number of Flow-Through Shares sold pursuant to the Offering. Each Agent's Warrant will entitle the Agent to purchase one common share of the Issuer for a period of eighteen months at a price of $0.35 per share for the initial year and a price of $0.50 per share for a period of six months thereafter.

③ The estimated expenses of this Offering (including the Agent's commission) will be paid from funds already on hand and not from proceeds of this Offering.

This Offering Memorandum is furnished solely for the use of prospective investors who, by acceptance hereof, agree that they will not transmit, reproduce or otherwise make available to any other person, this document or any information contained in it.

No person is authorized to give any information or to make any representation not contained in this Offering Memorandum and any information or representation other than those contained in this Offering Memorandum, must not be relied upon.

The statements contained in this Offering Memorandum are those of the Issuer. Persons who will be acquiring securities pursuant to this Offering Memorandum will not have the benefit of the review of the material by any professional body or regulatory authority to verify the accuracy of any statements contained herein. Neither the Agent nor its counsel have made an investigation of the Issuer's affairs sufficient to enable them to verify the accuracy of any statements made herein.

These securities are considered to be speculative. Prospective investors are urged to consult with their professional advisors before making an investment in the Offering. See "Restrictions on Resale of Securities" and "Risk Factors".

The Offering is not subject to any aggregate minimum subscription level, and therefore any funds received from an investor are available to the Issuer and need not be refunded to the investor. All proceeds from the sale of securities offered hereunder will, after the respective closing, be advanced to the Issuer for its exploration activities.

The closing of the offering is subject to the Issuer receiving Canadian Venture Exchange Inc. ("CDNX") approval for the Offering.

An investor will not become liable to make a contribution beyond his/her initial investment.

The Flow-Through Shares purchased pursuant to this Offering will be subject to resale restrictions imposed under the securities laws of British Columbia and Alberta and the Canadian Venture Exchange including, without limiting the generality of the foregoing, a requirement to hold such securities for a prescribed period, subject to limited resale exemptions. See "Restrictions on Resale of Securities" herein and "Risk Factors".

The Flow-Through Shares offered hereunder may be purchased by eligible residents of the Provinces of British Columbia and Alberta.

AGENT

Yorkton Securities Inc.
2300 – 440 2nd Avenue SW
Calgary, AB T2P 5E9

TABLE OF CONTENTS

CIRCUMPACIFIC ENERGY CORPORATION

OFFERING MEMORANDUM

SUMMARY

The following is a summary only and is qualified by the more detailed information appearing elsewhere in this Offering Memorandum. All capitalized terms in this Summary are defined elsewhere in this Offering Memorandum.

The Issuer: Circumpacific Energy Corporation, is a reporting issuer in the Provinces of British Columbia and Alberta, listed and trading on the CDNX.

The Offering: Up to 5,715,000 flow-through common shares (the "Flow-Through Shares") at an Offering Price of $0.35 each to raise gross proceeds of up to $2,000,250. The Agent for the Offering is Yorkton Securities Inc. which will receive a commission of 9% of the gross proceeds to be paid from corporate proceeds already on hand and Agent's Warrants equal to up to 10% of the number of Flow-Through Shares sold pursuant to the Offering. Each Agent's Warrant will entitle the Agent to purchase one common share of the Issuer for a period of eighteen months at a price of $0.35 per share during the initial year and a price of $0.50 per share for a period of six months thereafter. The Agent reserves the right to offer selling group participation in the normal course of the brokerage business to selling groups of other licensed broker-dealers, brokers and investment dealers for which the Agent will receive a 1% commission and the other broker-dealers, brokers and investment dealers will receive a 8% commission. **The completion of the Offering is conditional upon the Issuer receiving CDNX approval for the Offering.**

Minimum Subscription: This Offering is not subject to any aggregate minimum subscription level and, therefore, any funds received from an investor are available to the Issuer and need not be refunded to the investor. Upon completion of the Offering, all of the subscription funds will be advanced to the Issuer for its use.

Closing Date: Expected to occur on or after January 15, 2001.

The Business: The Issuer is a public company engaged in the business of exploration and, when warranted, development of petroleum and natural gas properties in the Provinces of Alberta, Saskatchewan and British Columbia.

Use of Proceeds: The Issuer will apply all of the proceeds from the Offering towards seismic and drilling on the Issuer's NEBC, Peace River, Lambert and Ricinus North properties.

Resale Restrictions: Subject to certain limited exemptions permitting resale, and subject to an Annual Information Form being filed, the securities offered hereby will be subject to a hold period of at least 4 months from the closing under the laws of British Columbia and Alberta. The securities offered hereby have not been and will not be registered under the relevant U.S. federal and state securities laws and may not be resold in the United States or to or for the benefit of a U.S. person unless such securities are registered or unless an exemption from registration is perfected in accordance with such laws.

Risk Factors: Investment in these securities must be regarded as highly speculative due to the nature of the Issuer's business and its present stage of development. See "Risk Factors" for a more detailed description of the risk factors.

PRESENTATION OF FINANCIAL INFORMATION

The audited and unaudited Financial Statements of the Issuer and financial information derived from those Financial Statements contained in this Offering Memorandum have been prepared in accordance with accounting principles generally accepted in Canada.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Offering Memorandum are expressed in Canadian dollars. The Issuer's accounts are maintained in Canadian dollars and the Financial Statements of the Issuer forming a part hereof are presented in Canadian dollars.

The information in this Offering Memorandum is as at December 15, 2000 unless an earlier or later date is indicated.

NAME AND INCORPORATION OF ISSUER

Circumpacific Energy Corporation (the "Issuer") was incorporated in the Province of British Columbia on October 14, 1987 pursuant to the Company Act (*British Columbia*) under the name Re-Bob Gold Inc. The Issuer's shareholders passed a special resolution on April 26, 1989 to change the name of the Issuer to Circumpacific Energy Corporation which became effective May 17, 1989. At the Issuer's annual general meeting held on December 18, 1996 the members passed a special resolution to continue the Issuer's domicile from the Province of British Columbia to the Yukon Territory which became effective on June 16, 1997.

The head office and principal address of the Issuer is located at Suite 2110 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 and the operations office is at 1540 – 700 – 6th Avenue S.W., Calgary, Alberta T2P 0T8. The registered office of the Issuer is located at 204 Lambert Street, Suite 200, Whitehorse, Yukon Y1A 3T2. The Issuer has no subsidiaries.

DESCRIPTION OF SECURITIES

The Issuer is, pursuant to this Offering Memorandum, offering to investors common shares of the Issuer ("Flow-Through Shares") which will be "flow-through shares" as defined in paragraph 66(15)(d.1) of the Income Tax Act (Canada) at a price of $0.35 per Flow-Through Share (the "Offering Price").

The terms of the subscription agreements, in the form approved by the Issuer ("Subscription Agreements") provide that the initial holders of Flow-Through Shares will be entitled to claim certain deductions for income tax purposes in respect of Canadian exploration expense ("CEE"), and/or deemed CEE, incurred by the Issuer and renounced in favour of such holder. The Issuer will agree to incur CEE and/or deemed CEE in an aggregate amount which will enable it to renounce CEE and/or deemed CEE in an amount that is not less than the gross proceeds from the sale of the Flow-Through Shares and will use its best efforts to renounce such amount with an effective date of renunciation on or before December 31, 2000.

The Flow-Through Shares are subject to resale restrictions. See "Restrictions on Resale of Securities".

The authorized capital of the Issuer consists of an unlimited number of common shares without par value and an unlimited number of preference shares, of which 19,808,923 common shares and no preference shares are presently issued and outstanding. See "Share and Loan Capital Structure". All common shares of the Issuer, both issued and unissued (including Flow-Through Shares), rank equally as to dividends, voting rights and participation in assets. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

NUMBER AND AGGREGATE DOLLAR AMOUNT OF SECURITIES TO BE DISTRIBUTED

This Offering is intended to raise total gross proceeds to the Issuer, if all Flow-Through Shares are sold, of up to $2,000,250.

This Offering is not subject to any aggregate minimum subscription level, and therefore any funds received from an investor are available to the Issuer and need not be refunded to the investor.

PLAN OF DISTRIBUTION

Offering

The Issuer intends to offer the Flow-Through Shares through its Agent, Yorkton Securities, Inc. (the "Agent").

Appointment of Agent

The Agent, by an agreement (the "Agency Agreement") dated December 15, 2000, has agreed to act as agent to privately place the Flow-Through Shares with investors.

The Issuer has agreed to pay the Agent a finder's fee of 9% of the total amount received by the Issuer under the private placement payable in cash and to issue Agent's Warrants equal to up to 10% of the Flow-Through Shares sold pursuant to the Offering. Each Agent's Warrant will entitle the Agent to purchase one common share of the Issuer for a period of eighteen months from the closing of the Offering at a price of $0.35 per share during the initial year and a price of $0.50 per share for a period of six months thereafter. **The Offering is conditional upon the Issuer receiving the approval of all regulatory authorities, including the CDNX.**

The Agent reserves the right to offer selling group participation in the normal course of the brokerage business to selling groups of other licensed broker-dealers, brokers and investment dealers for which the Agent will receive a 1% commission and the other broker-dealers, brokers and investment dealers will receive a 8% commission.

The obligations of the Agent under the Agency Agreement may be terminated at any time at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time upon the occurrence of certain stated events.

The Offering is to persons resident in British Columbia and Alberta who meet the qualifications set forth below under the heading "Exemptions from the Prospectus Requirements" and in accordance with the rules and policies of the Exchange. Subscriptions will only be accepted if the Issuer is satisfied that the investor is appropriately qualified and that the Offering can lawfully be made in British Columbia and Alberta.

Subscription Procedure

Flow-Through Shares offered pursuant to this Offering Memorandum may only be subscribed for by way of the investor entering into and being bound by a Subscription Agreement. Concurrently with entering into a Subscription Agreement, a corporate investor will be required to execute and deliver to the Issuer a Corporate Placee Registration Form, in the form required by the Exchange, and investors purchasing Flow-Through Shares under exemptions from prospectus requirements contained in section 74(2)(4) and 74(2)(9) of the Securities Act (British Columbia) or sections 128(a) or 128(b) of the Rules to the Securities Act (British Columbia) may also be required to complete and deliver to the Issuer a Form 20A as required by the British Columbia Securities Commission. Investors may also purchase Flow-Through Shares under exemptions from prospectus requirements contained in sections 107(1)(d) and 107(1)(q) of the Securities Act (Alberta). The completed subscription agreements, Corporate Placee Registration Form, Form 20A, if required, and subscription proceeds should be delivered to the Agent on or before December 31, 2000.

The Issuer reserves the right to accept or reject subscriptions in whole or in part at its discretion at any time and from time to time, and the Issuer reserves the right to close the subscription books at any time without notice. Any subscription funds for subscriptions not accepted by the Issuer will be returned to the investor.

Closing

Closing is expected to occur on or after January 15, 2001 but will not close prior to the Issuer receiving CDNX approval for the Offering and the Issuer filing an Annual Information Form with the British Columbia Securities Commission and the Alberta Securities Commission.

At the closing of the Offering or any portion thereof, the Issuer shall deliver to investors certificates representing the Flow-Through Shares subscribed for, duly allotted and issued in the name of the investors as fully paid and non-assessable, provided the subscription price has been paid in full by the investors for the Flow-Through Shares. The certificates representing such securities will be legended to note applicable resale restrictions. See "Restrictions on Resale of Securities".

EXEMPTIONS FROM PROSPECTUS REQUIREMENTS

The Offering of Flow-Through Shares pursuant to this Offering Memorandum is being made by the Issuer in reliance on exemptions from the prospectus and registration requirements found in Canadian securities laws. Any sale of Flow-Through Shares to an investor must satisfy exemption requirements in British Columbia and/or Alberta described below.

Investors will be required to make certain representations in the Subscription Agreement executed by them in connection with their subscription for Flow-Through Shares hereunder and the Issuer and the Agent will rely on such representations to determine the applicability of the exemptions described below. No subscription will be accepted unless the Issuer and the Agent are satisfied that compliance with applicable securities laws exists.

British Columbia Requirements

The Flow-Through Shares offered pursuant to this Offering Memorandum are being offered under exemptions from prospectus requirements contained in the provisions of the Securities Act (British Columbia) and the Rules thereunder (the "Rules").

The applicable exemptions from prospectus requirements expected to be relied upon for the Offering in British Columbia are:

i. sections 74(2)(4) or 74(2)(9) of the Securities Act (British Columbia) or

ii. sections 128(a) or 128(b) of the Rules.

In order to qualify under the exemption contained in section 74(2)(4) of the Securities Act (British Columbia), each investor must:

i. purchase as principal and

ii. have an aggregate acquisition cost for the Flow-Through Shares purchased of not less than $97,000.

In order to qualify under the exemption contained in section 74(2)(9) of the Securities Act (British Columbia), each investor must:

i. be an employee, senior officer or director of the Issuer or an employee, senior officer or director of an affiliate of the Issuer, so long as that person is not induced to purchase by expectation of employment or continued employment,

ii. be a trustee on behalf of a person referred to in subparagraph (i), or

iii. be an issuer all of the voting securities of which are beneficially owned by one or more of the persons referred to in subparagraph (i).

In order to qualify under the exemption contained in section 128(a) of the Rules, each investor must:

i. purchase as a principal, and

ii. be a "sophisticated purchaser" (defined below), or

iii. be a spouse, parent, brother, sister or child of a senior officer or a director of the Issuer or an affiliate of the Issuer, or

iv. be a company, all the voting securities of which are beneficially owned by one or more of a senior officer or director of the Issuer or an affiliate of the Issuer or a spouse, parent, brother, sister or child of a senior officer or director of the Issuer or of an affiliate of the Issuer, and

v. receive a copy of this Offering Memorandum.

In order to qualify under the exemption contained in section 128(b) of the Rules, each investor must:

i. purchase as a principal,

ii. be a "sophisticated purchaser" (defined below),

iii. have an aggregate acquisition cost for the Flow-Through Shares purchased of not less than Cdn$25,000, and

iv. receive a copy of this Offering Memorandum.

For the purposes of the exemptions contained in sections 128(a) and (b) of the Rules, a "sophisticated purchaser" means a person who:

i. gives the acknowledgment contained in Form 20A of the Rules and;

ii. acknowledges that:

(a) the person is able, on the basis of information about the investment furnished by the Issuer, to evaluate the risks and merits of the prospective investment because of

(i) the person's financial, business or investment experience, or

(ii) advice the person receives from a person that is registered to advise, or is exempted from the requirement to be registered to advise, in respect of the security that is the subject of the trade and that is not an insider of, or in a special relationship with, the Issuer, and

(b) the person is one of the following:

(i) a person registered under the Securities Act (British Columbia);

(ii) an individual who

(A) has a net worth, or net worth jointly with the individual's spouse, at the date of the agreement of purchase and sale of the security, of not less than $400,000, or

(B) has had in each of the 2 most recent calendar years, and reasonably expects to have in the current calendar year,

(1) annual net income before tax of not less than $75,000, or

(11) annual net income before tax, jointly with the individual's spouse, of not less than $125,000;

(iii) a corporation, partnership or trust that

(A) has net assets of not less than $400,000, or

(B) has had in each of the 2 most recent calendar years, and reasonably expects to have in current calendar year, net income before tax of not less than $125,000;

(iv) a corporation in which all of the voting shares are beneficially owned by sophisticated purchasers or of which the majority of the directors are sophisticated purchasers;

(v) a general partnership in which all of the partners are sophisticated purchasers;

(vi) a limited partnership in which a majority of general partners are sophisticated purchasers;

(vii) a trust in which all of the beneficiaries are sophisticated purchasers or the majority of the trustees are sophisticated purchasers.

Alberta Requirements

The applicable exemptions from prospectus requirements expected to be relied upon for the offering in Alberta are:

(a) in respect of sales of Flow-Through shares having an aggregate acquisition cost to the purchaser of not less than $97,000, the Issuer is relying upon the exemption from the prospectus requirements contained in section 107(1)(d) of the Securities Act (Alberta) which exemption requires that:

(i) the purchaser is purchasing as principal; and

(ii) if the purchaser is a corporation, or syndicate or partnership, or other form of unincorporated organization, the purchaser is pre-existing and has a bona fide purpose other than investment in the securities being sold; and

(b) in respect of sales of sales of Flow-Through Shares having an aggregate acquisition cost to the purchaser of less than $97,000, the Issuer is relying upon the exemption from the prospectus requirements contained in section 107(1)(q) of the Securities Act (Alberta) which exemption requires, among other things, that:

(i) the purchaser receives an offering memorandum in the prescribed form prior to the execution of the Subscription Agreement;

(ii) the purchaser purchases as principal;

(iii) the purchaser is a "sophisticated purchaser" as defined in the Rules to the Securities Act (Alberta) which generally means that the purchaser has the investment acumen to assess the offering because of:

(A) the purchaser's net worth or previous investment experience; or

(B) advice that the purchaser has received on the prospective investment that was:

(1) independent advice on the offering obtained from a registered adviser or an adviser exempted from registration; and

(2) not obtained from a promoter of the issuer whose securities are being offered;

(iv) elapse of 12 months from completion of last distribution by Offering Memorandum.

Investors Resident in Jurisdictions other than British Columbia and Alberta

The securities offered hereunder may be offered in jurisdictions other than British Columbia and Alberta only in compliance with the securities laws of such jurisdictions. Subscribers in such other jurisdictions may be requested by the Issuer to provide representations or to complete forms other than those contained in or contemplated by the Subscription Agreement in order to ensure compliance with applicable securities laws. The Issuer reserves the right to reject subscriptions from persons resident in jurisdictions outside British Columbia and Alberta, on the basis that it is impossible or impractical to comply with the securities laws of such jurisdictions.

RESTRICTIONS ON RESALE OF SECURITIES

The Flow-Through Shares are offered by the Issuer in reliance upon exemptions from prospectus and registration requirements of the securities legislation of British Columbia and Alberta, and accordingly, the securities offered hereby will be subject to certain resale restrictions more particularly described below.

Resale Restrictions in British Columbia

The Flow-Through Shares will be subject to resale restrictions imposed under the securities laws of British Columbia including, without limiting the generality of the foregoing, a requirement to hold such securities for a period of four months from closing, provided the Issuer has filed an annual information form with the British Columbia Securities Commission prior to closing, unless the sale of such Flow-Through Shares is qualified by prospectus (which the Issuer does not intend to prepare) or is effected by way of another exemption from prospectus requirements.

The Rules stipulate that the securities cannot be resold in British Columbia unless the following restrictions are complied with:

i. the Issuer is a reporting issuer in British Columbia,

ii. if the seller is an insider of the Issuer, the Issuer is not in default of any requirement of the Securities Act (British Columbia) or the Rules,

iii. a four month hold period has elapsed from the closing of the Offering,

iv. the trade is not a distribution from the holdings of a control person,

v. no unusual effort is made to prepare the market or create a demand for the securities, and

vi. no extraordinary commission or other consideration is paid in respect of the trade.

In accordance with the Securities Act (British Columbia) and Rules, certificates representing securities offered hereunder and any securities derived therefrom will contain a restrictive legend denoting applicable British Columbia hold periods.

Resale Restrictions in Alberta

The Flow-Through Shares will be subject to resale restrictions imposed under the securities laws of Alberta including, without limiting the generality of the foregoing, a requirement to hold such securities for a period of four months from closing, provided the Issuer has filed an annual information form under Alberta Securities Commission Rule 45-501 with the Alberta Securities Commission prior to closing, unless the sale of such Flow-Through Shares is qualified by prospectus (which the Issuer does not intend to prepare) or is effected by way of another exemption from prospectus requirements.

The Securities Act (Alberta) and rules thereunder stipulate that the securities cannot be resold in Alberta unless the following restrictions are complied with:

(a) it is not a distribution from the holdings of a control person;

(b) the Issuer is a reporting issuer under the Securities Act (Alberta) and is not in default of any requirements of the Securities Act (Alberta) or the rules and regulations thereunder;

(c) no unusual effort is made to prepare the market or to create a demand for the common shares of the Issuer;

(d) no extraordinary commission or consideration is paid to a person or company other than the vendor of the securities in respect of the trade; and

(e) the common shares of the Issuer are listed and posted for trading on an exchange recognized for this purpose by the Alberta Securities Commission and have been held for at least four months from the date of the initial exempt trade.

Upon the resale of any Flow-Through Shares sold to purchasers in Alberta in reliance upon one of the relevant exemptions in applicable securities legislation, the seller may be required to file a form pursuant to the respective securities legislation of that province. Upon the resale of any Securities sold to purchasers in Alberta not in reliance upon one of the relevant exemptions after applicable hold periods have expired, this is a Form 21, which must be filed within 10 days from the beginning of the distribution.

Subscribers Resident in Jurisdictions other than British Columbia and Alberta

If the investor is a resident of a jurisdiction other than British Columbia or Alberta, the investor must also comply with any resale restrictions imposed by his jurisdictional residence including any applicable hold period. As the Issuer is a reporting issuer in British Columbia and Alberta only, the applicable hold period in such other jurisdictions may never expire

General

The foregoing is a summary only and is not intended to be exhaustive. Investors are advised to consult with their advisors concerning restrictions on resale, and are further advised against reselling their securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

NATURE OF BUSINESS OF ISSUER

The Issuer is a public company listed on the Canadian Venture Exchange Inc. under the symbol "CER" and is engaged in the business of exploration and, when warranted, development of petroleum and natural gas properties in the Provinces of Alberta, Saskatchewan and British Columbia.

DESCRIPTION OF THE ISSUER'S ASSETS - PRINCIPAL PROPERTIES

The following is the description of the Issuer's assets. Reserves as disclosed in this section are with respect to the constant price case in the Paddock Lindstrom Report, before the deduction of royalties. References to production are to the Issuer share of volumes, before deduction of royalties.

ALBERTA - Producing Properties

Calais

The Issuer has an interest in a producing horizontal oil well in the Calais area of north-western Alberta, approximately forty-five (45) miles east of Grande Prairie. The original vertical wellbore was abandoned during the second quarter of 1996 and the new horizontal lateral was drilled. Production commenced in July 1987, and the well currently produces 190 boepd from the Leduc formation. The Issuer has a 8.75% working interest and has been assigned established reserves of 52.5 mboe based on 16.5 boepd net production.

Grand Forks

The Issuer has one hundred percent (100%) interest in six producing Sawtooth oil wells in the Grand Forks area of south-eastern Alberta approximately one hundred and thirty (130) miles southeast of Calgary. The producing wells are operated by the Issuer as well as a treating battery. The solution gas is conserved and used for fuel gas at the treater. Two of the producing wells are locations drilled over the past year. The wells are currently producing 117.5 bopd and were assigned reserves of 393 mstb. Although there are additional undrilled locations, current production is being monitored prior to committing further capital expenditure.

Kakwa

The Issuer has an interest in the Kakwa Cardium "A" Unit and several non-Unit gas wells in the Kakwa area of north-western Alberta, approximately fifty (50) miles south of Grande Prairie. The Issuer's interests range from 0.13% in the Cardium "A" Unit to 12.50% in eight non-Unit wells. The unit is on production and nets the Issuer 2.9 boepd. Five non-Unit wells are planned for tie-in in November 2001. Established reserves at 119.6 mboe have been assigned to Kakwa by the Issuer's evaluators.

Morinville

Morinville is fifteen (15) miles north of Edmonton and the wells are operated by Response Energy Corp. The Issuer recently acquired an 18.96% working interest and an 0.6% gross overriding royalty interest in four producing oil wells, an injection well, one suspended oil well, and the associated facilities in the Morinville area of central Alberta. The Issuer's production is net 21.5 boepd and has 155.3 mstb of established reserves in the Leduc formation. An infill well was recently drilled which should add 18 boepd net to the Issuer. Incremental proved undeveloped and probable additional reserves are based on proposed infill drilling in the fall of 2000.

Rainbow

The Issuer has a 17.73% working interest, and an overriding royalty interest of 1.25%, in a producing Keg River oil well, 6-24-110-08 W6M, in the Rainbow area of north-western Alberta. Rainbow is two hundred and thirty (230) miles north of Grande Prairie. The well is operated by the Issuer and solution gas produced with the oil is not conserved. Net production is 14.5 bopd and established reserves are 31.9 mstb.

Wapiti

The Issuer has 18.98% working interest in six (6) producing oil wells in the Wapiti area of north-western Alberta, forty (40) miles south-west of Grande Prairie. The six wells produce at a combined rate of 29 bopd and 1300 mcf/d. The Issuer's net production is 19.8 boepd and remaining established reserves are 15.1 mboe from the Dunvegan formation.

Willesden Green

The Willesden Green area of central Alberta is eighty (80) miles south-west of Edmonton. The Issuer has various working interests (19.12 to 25%) in eleven (11) producing Belly River and Cardium oil wells and two (2) suspended wells. They are operated by Centennial Petroleum Company Ltd. Solution gas produced with the oil is conserved and propane, butane and condensate are recovered from the processed gas. The Issuer's net production is 30.2 boepd and established reserves are 46 mboe.

Ferrier/Mitsue/Spring Coulee

The Issuer has various interests in an additional four (4) areas in Alberta with six (6) producing and six (6) suspended oil and gas wells. Net production is 6.4 bopd and established reserves are 8.0 mstb.

ALBERTA - Exploration Lands

The Issuer's undeveloped land inventory located primarily in Alberta totals approximately 136 sections of land with 79 % average working interest. Some of this acreage is subject to expiry and the Issuer is planning a winter program to mitigate expiries.

Darwin

Darwin is located approximately 150 miles north-east of Grand Prairie where the Issuer recently acquired 100 % interest of oil sands leases in 17 sections of land. Exploration plans are underway.

Peace River

This is the Issuer's first entrée into the Arch area where it acquired 100 % interest in sections of land at a Crown land sale. Exploration strategies have been formulated for a multi zone target. The Issuer is currently negotiating with offset landholders to expand the Issuer's representation.

Lambert

Lambert is located approximately 130 miles west of Edmonton. The Issuer has a 14 % working interest in 3 sections of land with Talisman Oiltech joint venture and expects to re-enter an Devonian test well in the next 3 months. The Issuer has an option to farm-in on another 3 sections of land to acquire a similar interest.

Ricinus North

Ricinus North is located 90 miles north-west of Calgary where the Issuer recently acquired 25 % interest in 5 sections of land through participation with an oil and gas Major in a 3D seismic program.

Seal

The Issuer owns an average 30 % working interest in 32 sections of oil sands leases. The leases are long term and prior exploration wells have shown heavy oil prospectivity. The Issuer has no immediate plans to further explore these lands.

BRITISH COLUMBIA – Exploration Lands

NEBC

Northeast British Columbia is approximately 80 miles northwest at Grande Prairie, Alberta. The Issuer has secured a farm-in on five sections of land with a continuing option on four additional sections. The Issuer will earn a net 36.7% working interest.

SASKATCHEWAN - Producing Properties

Colgate

The Issuer has various interests (11.92 to 12.38%) in seven producing Midale oil wells in the Colgate area of south eastern Saskatchewan approximately sixty (60) miles south-east of Regina. The wells are operated by Enermark Inc. Solution gas produced with the oil is not conserved. A horizontal well was drilled and placed on production in December 1997, at an initial rate of 150 bopd. There is one remaining potential drilling location for a new horizontal well. The Issuer produces 13.9 bopd net and has established reserves of 29.6 mstb.

Manito

The Issuer has a sliding scale overriding royalty interest in 21 wells and a 75% working interest in one suspended oil well. The Manito area of west central Saskatchewan is two hundred and sixty (260) miles northwest of Regina. Seven of these wells are currently on production. The Sparky formation is the primary zone of interest in the area. PanCanadian Petroleum is the operator of the royalty-interest. The Issuer produces 27.6 bopd of royalty oil and has an established reserve of 10.8 mstb.

Browning/Eastend/Hume/Lloydminster/Plato

The Issuer has various interests in an additional four areas in Saskatchewan, with five (5) producing and seven (7) suspended oil and gas wells. Net company production is 7.0 bopd and established reserves are 16.8 mstb.

The Issuer Assets – Reserves and Future Net Revenue

As at July 1, 2000, an independent appraisal report was prepared by Paddock Lindstrom and Associates ("PLA") of Calgary, Alberta evaluating the crude oil and natural gas reserves attributable to the principal properties of the Issuer.

The following tables summarize the PLA Report. **All evaluations of future net production revenue set forth in the tables are stated prior to the provision for income taxes and general and administrative costs. The present value of probable additional reserves has been reduced by 50% to reflect the risk associated with the recovery of such reserves. No value has been included for undeveloped land. It should not be assumed that the discounted future net production revenues estimated by PLA represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are included in the PLA Report. The complete PLA report will be available for public examination at the head office of the Corporation for a period of thirty days subsequent to completion of the Offering.

Petroleum and Natural Gas Reserves and Future Net Pre-Tax Cash Flows

(Based on Constant Price and Cost Assumption)

Reserves Category	*Oil*		*Sales Gas*		*NGL*		Present Value Cash Flow		
	Gross	Net	Gross	Net	Gross	Net	0%	10%	15%
	mstb	mstb	mmcf	mmcf	mstb	mstb	m$	m$	m$
Proved Producing	661.8	583.3	315.8	195.8	18.9	12.3	10,951.7	6.461.5	5,413.7
Proved Non-Producing	----	----	428.0	329.9	23.4	18.8	1,006.4	559.6	449.8
Proved Undeveloped	14.4	11.5	----	----	----	----	221.0	204.5	165.9
Total Proved	676.1	594.8	743.8	525.6	42.3	31.1	12,179.1	7,225.5	6,029.4
Probable Additional	71.8	61.8	457.8	346.7	25.1	20.1	2,246.2	1,302.4	1,051.8
Total Proved + Probable	747.9	656.6	1,201.5	872.3	67.4	51.2	14,425.4	8,527.9	7,081.2
50% Reduction of Risk	(35.9)	(30.9)	(228.9)	(173.3)	(12.6)	(10.0)	(1,123.1)	(651.2)	(525.9)
Risked Proved + Probable	712.0	625.7	972.6	699.0	54.9	41.1	13,302.2	7,876.7	6,555.3

Notes to the PLA Report:

(1) The PLA Report is based on ownership, production, cost and revenue data supplied by the Issuer. No field inspection was made or considered necessary by PLA. The oil and gas reserves in the PLA Report were determined in accordance with generally accepted evaluation practice. Because of the inherent risk in drilling ventures, no guarantee is given or implied that the conclusions of the PLA Report, either in production or net production revenue, will be achieved.

(2) **Gross Reserves:** Are defined as the total of the Issuer's working interest and/or royalty interests share of reserves, before deducting royalties owned by others.

(3) **Net Reserves:** Are defined as the total of the Issuer's working interest and/or royalty interest share of reserves after deducting the amounts attributable to the royalties owned by others, including Crown and Freehold Royalties.

(4) **Cash Cash Flow:** Means the cash flow accruing to the Issuer after deduction of all outside working interests, overriding and lessor royalties and crown royalties. The cash flow forecasts are after direct lifting costs, normal allocated overhead and future investments. Crown royalties and freehold mineral tax have also been deducted. Income taxes have not been deducted from the cash flow.

(5) **Proved Reserves:** Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(6) **Proved Producing Reserves:** Those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

(7) **Proved Non-Producing Reserves:** Those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(8) **Proved Undeveloped Reserves:** These are proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(9) **Probable Additional Reserves:** Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(10) The revenue forecasts presented in this report are based on constant dollar economics. Oil and gas prices used in generating the revenue forecasts are based on the average annual prices for the fiscal year 1999-2000, provided by the Issuer. These prices are detailed by property in the table on page 13.

No escalations have been applied to future operating and capital costs throughout the forecast period.

(11) The PLA Report estimates total capital expenditures to be $120m net to the Issuer for the Proven reserves and $243m net to the Issuer for the Proven plus 50% Probable case.

(12) The cash flow forecasts in the PLA Report does not include terminal expenditures for the ultimate abandonment and site restoration of the properties.

The PLA Report will be available for inspection at an office of the Issuer at 1540, 700 – 6th Avenue S.W., Calgary, Alberta, T2P 0T8 during normal business hours during the period of distribution and for 30 days thereafter.

AVERAGE ANNUAL PRODUCT PRICES FISCAL YEAR 1999-2000

Property	Oil	Gas	Pentanes	Propane	Butane
	($/bbl)	($mcf)	($/bbl)	($/bbl)	($/bbl)
Calais	29.83	3.64	26.63	12.89	20.64
Grand Forks	26.70	---	---	---	---
Kakwa	34.23	3.25	37.17	18.65	22.41
Mitsue	30.55	---	---	---	---
Morinville	33.71	---	---	---	---
Rainbow	32.91	---	---	---	---
Spring Coulee	31.34	---	---	---	---
Wapiti	33.54	3.34	27.42	20.22	---
Willesden Green	33.72	2.76	32.54	17.90	19.81
Colgate	30.95	---	---	---	---
Hume	30.64	---	---	---	---
Manito	27.13	---	---	---	---
Corporate Average	29.19	3.43	31.07	19.52	20.09

USE OF PROCEEDS

The gross proceeds from the sale of the Flow-Through Shares offered by this Offering Memorandum will be up to $2,000,250. These proceeds plus cash on hand and available line of credit as at October 31, 2000 of $2,200,000 for a total of approximately $4,200,250 will be spent to pay the costs for exploration and drilling on the Issuer's following properties over the next twelve months. Proposed expenditures exceed funds available and will be satisfied by raising additional capital or acquiring farm-in or joint venture partners or by cash flow.

Area	Working Interest	Amount	Program
NEBC	36%	$1,650,000	2 drilling location
Peace River	100%	$ 610,000	Seismic and 3 drilling locations
Lambert	14%	$ 980,000	Seismic, re-entry and option well
Ricinus North	25%	$1,380,000	1 drilling location
TOTAL		$4,620,000	

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Issuer consists of an unlimited number of common shares without par value and an unlimited number of preference shares of which 19,808,923 common shares and no preference shares are issued and outstanding as at the date hereof. All common shares issued by the Issuer are without par value and rank equally as to dividends, voting rights and on the distribution of assets on winding up or liquidation. There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no conversion rights, no special liquidation rights, pre-emptive rights or subscription rights. The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable. None of the Flow-Through Shares will be subject to call or assessment of any kind. Each common share carries one vote per common share at shareholders' meeting of the Issuer.

Private Placement of 3,000,000 Units

The Issuer completed a distribution of 3,000,000 units comprised of one flow-through common share and one-half of a non-transferable share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.25 per share with 1,250,000 share purchase warrants expiring on October 1, 2001 and the remaining share purchase warrants expiring on November 1, 2001.

Private Placement of 3,888,000 Special Warrants on October 4, 2000

The Issuer completed a distribution of 3,888,000 special warrants that are convertible into 3,888,000 units in the capital of the Issuer for no additional consideration. Each unit will be comprised of one common share and one-half of a non-transferable share purchase warrant exercisable for the purchase of up to an additional 1,944,000 common shares of the Issuer at a price of $0.36 per share up to October 4, 2001 and at a price of $0.50 per share up to April 4, 2002. The Issuer also issued the Agent a total of 388,800 special warrants as a finder's fee for the private placement. These warrants are exchangeable into 388,800 units at a price of $0.36 per unit up to October 4, 2001 and a price of $0.50 per unit up to April 4, 2002. Each unit will be comprised of one common share and one-half of a non-transferable share purchase warrant exercisable for the purchase of an additional 194,400common shares at a price of $0.36 per share up to October 4, 2001 and a price of $0.50 per share up to April 4, 2002.

Private Placement of 2,928,000 Special Warrants on October 25, 2000

The Issuer completed a distribution of 2,928,000 special warrants that are convertible into 2,928,000 units in the capital of the Issuer for no additional consideration. Each unit will be comprised of one common share and one non-transferable share purchase warrant exercisable for the purchase of up to an additional 2,928,000 common shares of the Issuer at a price of $0.36 per share up to October 25, 2001 and at a price of $0.50 per share up to April 25, 2002. The Issuer also issued the Agent a total of 27,100 special warrants as a finder's fee for the private placement. These warrants are exchangeable into 27,100 units at a price of $0.36 per unit up to October 25, 2001 and a price of $0.50 per unit up to April 25, 2002. Each unit will be comprised of one common share and one non-transferable share purchase warrant exercisable for the purchase of an additional 27,100 common shares at a price of $0.36 per share up to October 25, 2001 and a price of $0.50 per share up to April 25, 2002.

SHARE AND LOAN CAPITAL STRUCTURE

The share and loan capital structure of the Issuer is as follows:

Description of Class	Authorized	Issued as at Sept. 30, 2000	Amount outstanding as at the date hereof①	Issued after the Offering①②③
Common Shares	Unlimited	19,808,923	19,808,923	22,808,923
Preference Shares	Unlimited	Nil	Nil	Nil
Long Term Debt	N/A	$2,750,000	$2,750,000	$2,750,000

① These figures do not include the 7,231,900 special warrants or the 2,970,892 stock options outstanding.

② This assumes all of the Flow-Through Shares offered pursuant to this Offering Memorandum are subscribed for and issued.

③ This figure does not include up to 571,500 common shares which may be issued if the Agent's Warrants are exercised.

OPTIONS TO PURCHASE SECURITIES

Stock Options

The Issuer has a total of 3,351,784 common shares reserved for issuance pursuant to stock options plans. Currently, the Issuer has the following director, officer, employee and consultant options outstanding:

Optionee	Options Outstanding	Exercise Price	Expiry Date
Carpe Diem Acquisition Corporation①	500,000	$0.20	October 8, 2003
Philip Kelso	155,892	$0.20	October 8, 2003
Michael Silver	200,000	$0.20	October 8, 2003
Malcolm Fraser	20,000	$0.20	October 8, 2003
Candice Davischuk	10,000	$0.20	October 8, 2003
Cheryl Jones Mackay	15,000	$0.20	October 8, 2003
Tony Moeskops	30,000	$0.20	October 8, 2003
Mel Sailer	40,000	$0.20	October 8, 2003
Philip Kelso	250,000	$0.20	October 8, 2003
Malcolm Fraser	80,000	$0.20	October 8, 2003
Carpe Diem Acquisition Corporation①	100,000	$0.20	January 24, 2001
Orient Finance Ltd.②	987,946④	$0.25	March 7, 2003
Transoceanic Securities Pty. Ltd.③	582,054④	$0.25	March 7, 2003
TOTAL	**2,970,892**		

① The shares of Carpe Diem Acquisition Corporation are owned by Charles Ross, a director of the Issuer.

② The shares of Orient Finance Ltd. are owned by a consultant of the Issuer.

③ The shares of Transoceanic Securities Pty Ltd. are owned by Philip Kelso, a director and the Chief Executive Officer of the Issuer.

④ These options were granted pursuant to the Issuer's option plan. A total of 20% of these options vested on the date the Exchange approved the options (April 15, 2000) and 10% vest every three months thereafter.

At the date hereof, the Issuer has no share purchase warrants outstanding except those referred to above comprising part of the special warrants.

SECURITIES OF THE ISSUER HELD IN ESCROW IN POOL OR SUBJECT TO HOLD RESTRICTIONS

There are no common shares held in escrow or subject to hold restrictions except as follows:

A total of 2,955,100 common shares that will be issued pursuant to the conversion of 2,955,100 special warrants and an additional 2,955,100 common shares that may be issued upon the exercise of the share purchase warrants comprising part of the special warrants will be subject to a twelve month hold period expiring October 25, 2001 unless the Issuer files an annual information form with the British Columbia and Alberta Securities Commissions prior to the exercise of special warrants which the Issuer has agreed to file which will reduce the hold period to four months expiring February 25, 2001.

A total of 4,276,800 common shares that will be issued pursuant to the conversion of 4,276,800 special warrants and an additional 2,138,400 common shares that may be issued upon the exercise of the share purchase warrants comprising part of the special warrants will be subject to a twelve month hold period expiring October 4, 2001 unless the Issuer files an annual information form with the British Columbia and Alberta Securities Commissions prior to the exercise of special warrants which the Issuer has agreed to file which will reduce the hold period to four months expiring February 4, 2001.

RISK FACTORS

The purchase of Flow-Through Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Flow-Through Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Flow-Through Shares offered hereby should not constitute a major portion of an investor's portfolio. Prospective investors should carefully evaluate the following risk factors associated with an investment in the Flow-Through Shares.

Restrictions on Resale of Securities

The Flow-Through Shares offered hereunder are subject to restrictions on resale, including a requirement to hold such securities for a prescribed period from the date of issue. See "Restrictions on Resale of Securities".

No Minimum Subscription

The Offering is not subject to any aggregate minimum subscription level, and therefore any funds received from an investor are available to the Issuer and need not be refunded to the investor.

Income Tax Treatment

This Offering is based upon the current provisions of the Income Tax Act (Canada). No assurance can be given that the income tax laws or the administrative practice of Revenue Canada will not be changed in a manner which will fundamentally alter the tax consequences of holding or disposing of the Flow-Through Shares. The Issuer intends to use the entire proceeds of the Offering of Flow-Through Shares to incur expenses which constitute Canadian Exploration Expenses ("CEE") or Canadian Development Expenses ("CDE"), as defined in subsections 66.1(6) and 66.2(5) respectively, of the Income Tax Act which qualify to be renounced to investors as CEE. There is a risk that expenditures incurred by the Issuer may not qualify for renunciation as CEE or that the amount of CEE which may be renounced by the Issuer may be reduced by other events, which may eliminate or reduce the return on an investment in such securities. The Issuer anticipates that it will be able to expend the subscription proceeds from this Offering, plus an additional amount in excess thereof on qualifying expenses by December 31, 2001, however, whether it is able to do so is dependent on certain factors beyond the control of the Issuer including the date of the completion of this Offering and exploration conditions and results and, therefore, there is no assurance that the Issuer will do so.

Exploration Risks

Petroleum and natural gas exploration involves a high degree of risk and there is no assurance that expenditures to be made on the Issuer's properties will result in any discoveries of petroleum and natural gas in commercial quantities. The drilling of exploratory wells is planned on some of the Issuer's properties. Exploratory wells have a much greater dry hole risk than do wells which are drilled offsetting established production.

Financing Risks

The Issuer has limited financial resources, has limited sources of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Issuer has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Issuer will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Operational and Uninsurable Risks

The exploration for, development and production of petroleum and natural gas involves a variety of operating risks, including the risk of fire, explosions, formations with abnormal pressure and blow-outs, the occurrence of any of which could result in substantial losses. It is not always possible to fully insure against such risks and the Issuer may decide not to insure due to high premiums or other factors. The extent of these risks, particularly as they relate to the Issuer's current properties, cannot be accurately predicted, but if such an event did occur it could result in the reduction or elimination of future profitability and result in increasing costs, a decline in the value of the securities of the Issuer and possible loss of property. The Issuer follows the usual industry practices aimed at minimizing and safeguarding against such risks but there is no assurance that such practices will always be effective.

No Assurance of Titles

No title opinions have been done on the exploratory lands in exploration areas. The Issuer is satisfied, however, that evidence of title to each of its properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration and development of said properties.

Permits and Licenses

Resource operations may require licenses and permits from various governmental authorities. There can be no assurance that the Issuer or the operator of the properties in which it has an interest will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations on those properties.

Petroleum and Natural Gas Prices

Petroleum and natural gas prices and the marketability of any production are affected by numerous factors beyond the Issuer's control. Factors include market fluctuations, the world price of petroleum and natural gas, the supply and demand for petroleum and natural gas, the proximity and capacity of petroleum and natural gas pipelines and processing equipment, government regulation relating to prices, taxes, royalties, land tenure, allowable production, the import and export of petroleum and natural gas and environmental protection. The effect of these factors cannot be accurately predicted. Costs and the profitability of the Issuer's operations may be affected by the volatility of commodity prices and these other factors.

Competition

The petroleum and gas industry is intensely competitive in all its phases. The Issuer competes with many companies possessing greater financial resources and technical facilities than itself for the

acquisition of petroleum and gas interests as well as for the recruitment and retention of qualified employees and capital. Many such companies not only explore for and produce petroleum and natural gas, but also carry on refining operations and market petroleum and other products on a world wide basis and as such have greater and more diverse resources to draw on. There is also competition between the petroleum and natural gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

Environmental Regulations

The drilling of wells and construction of production and gathering facilities are subject to regulations promulgated by governmental bodies from time to time. Environmental legislation often restricts or prohibits spills, releases or emissions of various substances produced in association with petroleum and natural gas operations. Failure to comply with environmental and conservation regulations can result in various penalties, which are often determined on a case by case basis. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance can be stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations beyond an acceptable level.

Dilution

The purchase price of the value per common share and accordingly investors will suffer immediate and substantial dilution of their investment.

DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF SECURITIES

Directors, Officers, Promoters

The current Board of Directors term of office expires at the Issuer's annual general meeting scheduled to be held in December 2001.

The name, municipality of residence and position with the Issuer of each of the current directors of the Issuer together with the number of shares held by each as at the date hereof and the principal business or occupation in which each has been engaged during the immediately preceding five years is as follows:

Name, Municipality of Residence, of Director, Officers, Promoters and Principal Shareholders	Number of Shares	Principal Occupation for the Last Five Years
Philip F. Kelso① Northbridge, New South Wales Australia	241,000	President, Casula & Kelso, Solicitors; Managing Director of Drillsearch Energy N.L.
Charles E. Ross Vancouver, British Columbia	198,000	Businessman, Director of Excelsior Investments Ltd., Director of Windson Capital VCC Ltd., Director of Tearlach Resources Limited, Director of Seacrest Development Corporation
Malcolm B. Fraser① Gibsons, British Columbia	NIL	Businessman, Management Consultant, Director of Orlon Resources Ltd., Director of Tearlach Resources Limited, Director of Apollo International Construction Company

Name, Municipality of Residence, of Director, Officers, Promoters and Principal Shareholders	Number of Shares	Principal Occupation for the Last Five Years
Michael B. Silver① Sydney, New South Wales Australia	1,000	Businessman, Director of Drillsearch Energy N.L.

① Denotes a member of the Audit Committee.

To the knowledge of the directors and senior officers of the Issuer, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Issuer, except as follows:

Name & Address	Class of Shares	Amount of Shares	Percent of Class①
Drillsearch Energy (Canada) Inc.② Calgary, Alberta	Common	6,299,223	31.8%

① Based on 19,808,923 common shares outstanding as at the date hereof.

② A non-reporting company all of the shares of which are owned by Drillsearch Energy N.L., a company listed for trading on the Australian Stock Exchange.

EXECUTIVE COMPENSATION

The following table sets out information concerning the annual and long term compensation earned for services rendered to the Issuer during the financial years ended June 30, 2000, June 30, 1999 and June 30, 1998 to Philip Kelso, the Chairman and Chief Executive Officer of the Issuer (the "Named Executive Officer").

Executive Compensation Summary Compensation Table

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Financial Year Ended June 30	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Philip F. Kelso CEO	1998 1999 2000	Nil Nil Nil	Nil Nil Nil	$155,000 $83,048 $25,000	Nil 155,892 582,054	Nil Nil Nil	Nil Nil N/A	Nil Nil Nil

Information is provided for the Chief Executive Officer, President and any executive officer whose salary and bonus exceeded $100,000 for the reporting period.

Plans

The Issuer does not have any pension plans, stock purchase plans or any other arrangements whereby compensation is paid, directly or indirectly, to its insiders, directors, executive officers or employees.

Stock Options

During the most recently completed financial year ended June 30, 2000, the Issuer granted to its Named Executive Officers, subject to regulatory and shareholder approval, options to purchase or acquire securities of the Issuer as follows:

Option/Sar Grants to Named Executive Officers During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date
Transoceanic Securities Pty Ltd.*	582,054	37.07%	$0.25	$0.30	March 7, 2003

*A private company which is controlled by Philip Kelso.

Aggregated Options Exercised During the Financial Year ended June 30, 2000 and Financial Year-end Option Values

None of the Named Executive Officers, directors or officers of the Issuer exercised any options in respect of the Issuer's shares during the most recently completed financial year.

Other

No other form of executive compensation has been paid during the Issuer's most recently completed financial year, and no other form of executive compensation is currently contemplated.

Termination of Employment or Change of Control

The Issuer has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in the Issuer's most recently completed or current financial year to compensate such Named Executive Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Issuer has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Issuer for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Offering Memorandum, except Charles Ross, a director of the Issuer, who was paid a sum of $11,000 for his services to the Issuer and Malcolm Fraser, a director of the Issuer, who was paid a sum of $4,000 for his services to the Issuer.

None of the Named Executive Officers, directors or officers of the Issuer exercised any options in respect of the Issuer's shares during the most recently completed financial year.

Composition of the Compensation Committee

For the Issuer's most recently completed financial year, the Issuer did not have a Compensation Committee.

Indebtedness of Directors and Senior Officers

No director or senior officer or nominee for election as a director of the Issuer, or associate or affiliate of any such director, senior officer or proposed nominee is indebted to the Issuer.

CONFLICTS OF INTEREST

Insiders and potential insiders may be participating in this offering. The exact number is yet to be determined.

There are no known existing or potential conflicts of interest among the Issuer, and the promoters, directors, officers or persons providing professional services to the Issuer, which could reasonably be expected to affect an investor's investment decision.

Certain of the directors serve as directors of other reporting companies and may have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Issuer making the assignment.

In accordance with the laws of the Yukon Territory, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer. In determining whether or not the Issuer will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

CONTINUOUS REPORTING OBLIGATIONS TO INVESTORS

The Issuer is a reporting issuer in British Columbia and Alberta. Pursuant to the *Business Corporations Act* (Yukon Territory), the *Securities Act* (British Columbia) and the *Securities Act* (Alberta), the Issuer is obliged to provide audited financial statements on an annual basis and, if requested, interim financial statements on a quarterly basis to its shareholders.

FINANCIAL STATEMENTS

Copies of the following are attached hereto and form part of this Offering Memorandum:

1. Audited financial statements for the year ended June 30, 2000 as Schedule "A";

2. Unaudited financial statements for the three months ended September 30, 2000 as Schedule "B";

These financial statements should be carefully reviewed by any prospective investor to this Offering.

INCOME TAX CONSEQUENCES

In the opinion of Thorsteinssons special tax counsel to the Issuer, the following is a summary of certain Canadian federal income tax considerations generally applicable to Subscribers who acquire "flow-through" shares of the Issuer (the "Shares") under this Offering, are residents of Canada for the purposes of the *Income Tax Act* (Canada) (the "Act"), hold their Shares as capital property, deal at arm's length with the Issuer and to whom resource expenses are renounced by the Issuer in accordance with the terms of the "Flow-Through Share Funding and Renunciation Agreement" (the "Agreement") and the renunciation provisions of the Act.

The income tax consequences will not be the same for all Subscribers but may vary depending on a number of factors, including the province of residence of the Subscriber, whether the shares of the Issuer acquired by him under this Offering will be characterized as capital property and the amount that his taxable income would be but for his participation in this offering. The following discussion of the federal income tax consequences is, therefore, of a general nature only and is not intended to constitute a complete analysis of the income tax consequences and should not be interpreted as legal or tax advice to any particular Subscriber. EACH PROSPECTIVE SUBSCRIBER SHOULD OBTAIN ADVICE FROM HIS OWN TAX ADVISOR AS TO BOTH THE FEDERAL AND PROVINCIAL INCOME TAX CONSEQUENCES OF HIS PARTICIPATION IN THIS OFFERING.

This summary is based on the current provisions of the Act, the regulations thereunder (the "Regulations") and any proposed amendments to the Act or Regulations publicly announced before the date hereof by the federal Minister of Finance (collectively the "Proposed Amendments"). It also takes into account counsel's understanding of the current administrative practices of the federal tax authorities.

It has been assumed that the Proposed Amendments to the Act and Regulations as described above will be enacted in substantially their present form and that no other relevant amendments to the Act or Regulations will come into force. However, no assurance can be given to this effect.

This summary, which describes only those tax circumstances arising in connection with the acquisition, holding or disposition of the Shares does not address the federal income tax consequences of Subscribers who are:

(a) not residents of Canada;

(b) corporations whose principal business is related to the exploitation of natural resources (referred to in subsection 66(15) of the Act as "principal-business corporations");

(c) traders or dealers in resource properties referred to in subsection 66(5) of the Act;

(d) agents acting on behalf of the Issuer in completing a flow-through share offering;

(e) partnerships or trusts;

(f) "financial institutions" as defined in subsection 142.2(1) of the Act; or

(g) not dealing at arm's length with the Issuer.

1. Canadian Exploration Expenses

Any eligible Canadian exploration expense ("CEE") incurred by the Issuer and renounced by it to a Subscriber in accordance with the terms of the Agreement and pursuant to the Act will, at the effective date of such renunciation, be considered as CEE incurred by the Subscriber and a corresponding amount will be added to the Subscriber's cumulative CEE pool. Under the Act, a principal business corporation such as the Issuer is able, in certain circumstances, to renounce "specified Canadian development expense" (Specified "CDE") incurred by it to a flow-through share investor and that investor will be deemed, on the effective date of the renunciation, to have incurred CEE (rather than Canadian development expense) equal to the amount of the Specified CDE renounced. Specified CDE, for present purposes, are certain expenses incurred in drilling or converting an oil or gas well. Subject to certain restrictions imposed by the Act, it is possible for the Issuer to renounce to a Subscriber, within the first 90 days of a particular year, with an effective date of December 31 of the immediately preceding year,

CEE (to the extent that it was an expense described in paragraphs (a) or (d) of the definition of Canadian Exploration Expense in subsection 66.1(6) of the Act) or Specified CDE either incurred before that time by the Issuer, or to be incurred by it before the end of the particular year pursuant to the terms of a flow-through share agreement established in the preceding year.

Under the Act, the Issuer will be precluded from renouncing any amount of CEE or Specified CDE which constitutes Canadian Exploration and Development Overhead Expenses ("CEDOE") as prescribed under the Regulations or "specified seismic data expenses" as described in paragraph 66(12.6)(b.1) of the Act. In addition, the amount of CEE that the Issuer may renounce must be net of the amount of any assistance the Issuer receives, is entitled to receive or may reasonably be expected to receive, at any time, in respect of the exploration activities to which the CEE or Specified CDE relate.

The cumulative CEE pool of a Subscriber will be reduced by the amount of any assistance which he becomes entitled to receive in respect of CEE previously included in his pool. A Subscriber will be entitled to deduct, in computing his income from all sources for a taxation year, any amount that he may claim, not exceeding 100% of the balance of his cumulative CEE pool at the end of that taxation year. Deductions claimed by a Subscriber will reduce his cumulative CEE by a corresponding amount. To the extent that a Subscriber does not deduct the balance of his cumulative CEE pool at the end of a taxation year, the balance will be carried forward indefinitely and deductions may be made therefrom by the Subscriber in subsequent taxation years in accordance with the provisions of the Act.

In the event that the balance of a Subscriber's cumulative CEE pool is negative at the end of a taxation year, which may occur should any person receive or become entitled to receive assistance payments in that taxation year which relate to CEE incurred in a prior year or through unrelated adjustments to his CEE pool, the negative amount must be included in the Subscriber's income for that taxation year and the balance of his cumulative CEE will thereupon become nil.

Any balance in a Subscriber's cumulative CEE account at the time he disposes of a flow-through share will remain with that Subscriber and will not be transferred to the purchaser of the share.

2. Paid-Up Capital

Under the Act, the Issuer will be required, for tax purposes, to reduce the legal paid-up capital of the Shares issued by it under this offering by an amount equal to 50% of the CEE renounced in respect of such shares.

3. Adjusted Cost Base of The Issuer Shares

Each flow-through Share issued by the Issuer to a Subscriber pursuant to this offering will initially be deemed to have a cost to that Subscriber of nil.

The adjusted cost base of each Share of the Issuer owned by a Subscriber at any particular time, including shares issued to him under this offering, will be the average adjusted cost base to him of all shares of the Issuer owned at that time.

4. Disposition of Shares

The characterization of the Shares issued under this offering as capital property or as inventory to any particular Subscriber will be determined according to the rules ordinarily applicable to the characterization of shares of a corporation.

Generally, the disposition of a share held as capital property will result in a taxable capital gain (or an allowable capital loss) equal to one-half of the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base of the Subscriber for that share.

5. Interest on Funds Borrowed to Acquire Shares

A reasonable amount of interest paid or payable by a Subscriber on money borrowed to acquire shares, including the Shares offered hereunder, will be deductible in computing his income for purposes of the Act so long as the Subscriber continues to own the shares or uses the borrowed funds to earn income from a business or property. Further, if shares held as capital property are disposed of by a Subscriber for fair market value and the amount of money borrowed to acquire the shares exceeds the consideration received, interest on the excess generally will continue to be deductible by the Subscriber.

6. Dividends

Any dividends received by a Subscriber on shares of the Issuer will be treated for tax purposes as dividends from a taxable Canadian corporation. Accordingly, where a dividend is received by an individual resident in Canada, the individual will be entitled to claim a federal dividend tax credit, equal to 16 2/3% of the dividend. Where the dividend is received by a corporation resident in Canada, the dividend will normally be free of tax under Part I of the Act but may be subject to refundable tax under Part IV of the Act.

7. Minimum Tax on Individuals

The minimum tax provisions in the Act require an individual (other than certain trusts) to pay an amount of tax under the Act equal to the greater of the tax otherwise payable by him under Part I of the Act and a minimum amount computed by reference to his "adjusted taxable income" for that year.

When calculating his "adjusted taxable income" for a taxation year under the minimum tax provisions, an individual will be required to include:

(a) the full amount of any capital gains realized;

(b) the full amount of any CEE deducted under Part I to the extent that its deductions gave rise to losses from resource-related activities; and

(c) any carrying charges relating to the acquisition of flow-through shares (including the Shares offered hereunder) or resource properties.

Any additional tax payable by an individual for a year which results from the application of the minimum tax provisions may be carried forward and applied by the Subscriber against his Part I tax otherwise payable in any of the seven immediately following taxation years. However, this carried forward amount will only be creditable in any of these years to the extent that his tax payable for such years, calculated without reference to the minimum tax provisions, exceeds his tax payable under the minimum tax provisions.

OTHER MATERIAL FACTS

There are no other material facts not otherwise disclosed herein.

MATERIAL CONTRACTS

The Issuer has entered into the following contracts during the past two years which may be considered to be presently material to investors:

1. Farm-out and Option Agreement dated March 8, 2000 related respect to the Lambert property;
2. Farm-out Agreement dated October 1, 2000 related to the Ricinus North property;
3. Agency Agreement between the Issuer and Yorkton Securities Inc. dated September 14, 2000; and
4. Agency Agreement between the Issuer and Yorkton Securities Inc. dated December 15, 2000.

CONTRACTUAL RIGHTS OF ACTION

British Columbia

The right of action described herein is in addition to and not in derogation from any other right or remedy available to an investor at law.

An investor to whom this Offering Memorandum has been delivered shall have a contractual right of action against the Issuer on the following basis. If this Offering Memorandum, together with any amendments thereto, contains an untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to be made in order to prevent a statement that is made from being false or misleading in the circumstances in which it was made (herein called a "misrepresentation"), then any person to whom this Offering Memorandum, or any amendment thereto, has been delivered and who purchases the Flow-Through Shares offered hereby shall be deemed to have relied on the misrepresentation (if such was a misrepresentation at the time of purchase) and has a right of action for damages or rescission against the Issuer, every person who signed this Offering Memorandum, or any amendment thereto, and every director of the Issuer at such times. **In no case will the amount recoverable under this paragraph exceed the price at which the Flow-Through Shares were sold to the investor.** If the investor elects to exercise a right of rescission he shall not have a right of action for damages against the Issuer. No person specified above will be liable if it proves that the investor purchased the Flow-Through Shares with knowledge of the misrepresentation.

In an action for damages, the defendant will not be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the Flow-Through Shares as a result of the misrepresentation upon which is relied. Furthermore, the amount recovered under this right of action shall not exceed the price at which the Flow-Through Shares were hereunder offered for sale.

The right of action summarized herein shall be exercisable on notice to the Issuer not later than 90 days after the date on which payment was made for the Flow-Through Shares.

An investor is not entitled to commence an action to enforce these rights after:

1. in the case of an action for rescission, 180 days after closing of the Offering relating to the investor; or
2. in the case of an action for damages, the earlier of 180 days following the date the investor first had knowledge of the misrepresentation or three years following closing of the Offering relating to the investor.

Alberta

If this Offering Memorandum or any amendment thereto contains an untrue statement of a material fact or omits to state a material fact which is required to be made or which is necessary in order to make any statement therein not misleading in light of the circumstances in which it was made (herein called "misrepresentation") and it was a misrepresentation on the date of investment, a subscriber resident in Alberta to whom this Offering Memorandum was delivered and who purchases securities shall have a right of action for rescission or alternatively for damages against the Issuer, provided that:

(a) if the Offering Memorandum contains a misrepresentation, a subscriber who purchases a security offered by the Offering Memorandum during the period of distribution shall be deemed to have relied on the representation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the Issuer;

(b) the subscriber may elect to exercise a right of rescission against the Issuer in which case the subscriber does not have a right of action for damages against the Issuer;

(c) the Issuer is not liable under paragraph (a) if the Issuer proves that the subscriber purchased the securities with knowledge of the misrepresentation;

(d) in an action for damages pursuant to paragraph (a), the Issuer is not liable for all or any portion of the damages that the Issuer proves do not represent the depreciation in value of the security as a result of the misrepresentation relied on;

(e) in no case shall the amount recoverable by the subscriber exceed the price at which the securities were sold to the subscriber; and

(f) the right of action for damages or rescission will be in addition to any other right or remedy available to the subscriber by law.

In Alberta, no action shall be commenced to enforce a contractual right of action unless the right is exercised:

(a) in the case of rescission, by notice to the Issuer not later than 180 days; or

(b) in the case of damages, by notice given to the Issuer not later than one year;

from the date of the transaction that gave rise to the cause of action.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Issuer are Sadovnick, Telford & Skov, Chartered Accountants, 6th Floor, 543 Howe Street, Vancouver, British Columbia, V6C 1X8.

The registrar and transfer agent of the Issuer is Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

CERTIFICATE OF THE ISSUER

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to be stated in order to prevent a statement that is made from being false or misleading in the circumstances in which it was made.

DATED: December 15, 2000

CIRCUMPACIFIC ENERGY CORPORATION

"Philip Kelso"
PHILIP KELSO
Chief Executive Officer

"Charles Ross"
CHARLES ROSS
Director

Schedule "A"

CIRCUMPACIFIC ENERGY CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2000 AND 1999

AUDITORS' REPORT

To the Shareholders of **Circumpacific Energy Corporation**:

We have audited the balance sheets of **Circumpacific Energy Corporation** as at June 30, 2000 and 1999 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and 1999 and the results of its operations and the cash flows for the years then ended in accordance with generally accepted accounting principles.

In our report dated August 13, 1999, our opinion on the 1999 financial statements contained a reservation because we were unable to satisfy ourselves with respect to the recoverability of Advances – Albanian Oil Project. The Company has since then recovered the Advances as explained in Note 3.

CHARTERED ACCOUNTANTS

Vancouver, B.C.

August 18, 2000

CIRCUMPACIFIC ENERGY CORPORATION

BALANCE SHEETS

as at June 30, 2000 and 1999

	Notes	2000	1999
ASSETS			
CURRENT			
Cash		$ 893,670	$ 36,510
Accounts receivable		265,180	196,900
Prepaid expenses and advances		219,994	46,667
		1,378,844	280,077
DUE FROM RELATED PARTIES	3	-	48,713
INVESTMENTS	4	99,427	88,255
PETROLEUM PROPERTIES AND EQUIPMENT	5	5,857,648	4,494,894
ADVANCES – ALBANIAN OIL PROJECT		-	513,174
		$7,335,919	$5,425,113
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		$ 213,946	$ 134,385
Due to related parties	3	746,571	82,619
		960,517	217,004
BANK LOAN	6	1,900,000	1,250,000
DUE TO DRILLSEARCH ENERGY N.L.		-	265,901
LIABILITY TO BE SETTLED BY ISSUANCE OF SHARES		-	78,364
		2,860,517	1,811,269
COMMITMENTS	8		
SHAREHOLDERS' EQUITY			
SHARE CAPITAL	7	5,034,139	4,576,859
DEFICIT		(558,737)	(963,015)
		4,475,402	3,613,844
		$7,335,919	$5,425,113

APPROVED BY THE DIRECTORS:

Philip F. Kelso Director　　　　*Charles Ross* Director

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF DEFICIT

for the years ended June 30, 2000 and 1999

	2000	1999
BALANCE – BEGINNING OF YEAR	$ 963,015	$ 307,709
Net (earnings) loss for the year	(404,278)	655,306
BALANCE – END OF YEAR	$ 558,737	$ 963,015

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF OPERATIONS

for the years ended June 30, 2000 and 1999

	Notes	2000	1999
REVENUE			
Oil and gas		$2,894,676	$1,448,273
Royalties		(527,985)	(244,140)
Other income		14,454	37,244
		2,381,145	1,241,377
EXPENSES			
General and administrative (Schedule)	3	295,275	422,033
Interest and financing		141,476	83,018
Operating (Net of $ 54,159 recoveries, 1999-$ 45,077)		683,493	430,647
		1,120,244	935,698
CASH FLOW GENERATED FROM OPERATIONS		1,260,901	305,679
AMORTIZATION AND DEPLETION		(856,623)	(648,200)
COSTS ON UKRAINIAN PROJECT NOT PROCEEDED WITH		-	(30,520)
PROVISION FOR LOSS ON ALBANIAN OIL PROJECT		-	(229,101)
PROVISION FOR LOSS ON INVESTMENT		-	(53,164)
NET EARNINGS (LOSS) FOR THE YEAR		$ 404,278	$ (655,306)
EARNINGS (LOSS) PER SHARE			
- Basic		$ 0.02	$ (0.04)
- Fully Diluted		$ 0.02	$ (0.04)

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF CASH FLOWS

for the years ended June 30, 2000 and 1999

	2000	1999
OPERATING ACTIVITIES		
Net earnings (loss) for the year	$ 404,278	$ (655,306)
Items not affecting cash		
Amortization and depletion	856,623	648,200
Capitalized costs on foreign property interests written off	-	259,621
Provision for loss on investments	-	53,164
Cash flow from operations	1,260,901	305,679
Changes in non-cash working capital items	(240,410)	(28,171)
	1,020,491	277,508
INVESTING ACTIVITIES		
Acquisition of petroleum properties and equipment	(2,487,097)	(1,030,553)
Increase in investments	(11,172)	-
Recovery of (increase in) advances – Albanian oil project	513,174	(513,174)
	(1,985,095)	(1,543,727)
FINANCING ACTIVITIES		
Bank loan advances	650,000	950,000
Net advances from related parties	446,764	330,992
Issuance of capital stock	725,000	-
	1,821,764	1,280,992
NET INCREASE IN CASH DURING THE YEAR	857,160	14,773
CASH – BEGINNING OF YEAR	36,510	21,737
CASH – END OF YEAR	$ 893,670	$ 36,510

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2000 and 1999

NOTE 1 - NATURE OF BUSINESS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition, exploration and development of petroleum and natural gas interests.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Petroleum Properties and Equipment

i) Capitalized costs

The Company follows the full cost method of accounting for oil and gas properties whereby all costs, less any incentives, related to the acquisition, exploration and development of oil and gas reserves are capitalized. These costs include land acquisition costs, geological and geophysical expenses, the costs of drilling both productive and non-productive wells, non-producing lease rentals and directly related general and administrative expenses. All costs are accumulated in separate cost pools on a country-by-country basis. Proceeds received from the disposal of properties are normally credited against accumulated costs. When a significant portion of the properties is sold, a gain or loss is recorded and reflected in the statement of operations.

ii) Depletion

Depletion of oil and gas properties and amortization of production facilities and equipment are calculated using the unit-of-production method based on estimated proven oil and gas reserves as determined by independent reservoir engineers. For the purposes of the depletion calculation, proven oil and gas reserves before royalties are converted to a common unit of measurement.

The estimated costs for developing proved undeveloped reserves, future site restoration and abandonment's, net of estimated salvage values, are provided for on the unit-of-production method included in the provision for depletion and amortization.

iii) Ceiling test

The carrying value of the Company's petroleum and gas properties and equipment is compared annually to an estimate of future net revenues from the production of proven reserves using product prices in effect at the year end, net of future operating, administrative, financial, and future site restoration expenses and income taxes. Should this comparison indicate an excess carrying value, the excess would be charged to operations.

iv) Other capital assets

Other capital assets are amortized over their estimated useful lives on a declining balance basis as follows:

Furniture and equipment	20% - 30%

In the year a capital asset is acquired, management deems it to be acquired midway through the fiscal year and accordingly the amortization taken is restricted to one-half of the normal rate. Amortization will not be taken in the year of disposal.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Joint operations

Substantially all of the Company's exploration and production activities related to oil and gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company's proportionate interest in these activities.

Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per common share is calculated assuming the exercise of outstanding options and warrants.

Translation of Foreign Currencies

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange prevailing on the date of the balance sheet. Revenues and expenditures are translated into their Canadian dollar equivalents at exchange rates prevailing on the transaction date.

The exchange gains and losses on settlement or transaction of a foreign currency denominated monetary item or a non-monetary item carried at market is included in the determination of net earnings for the current year.

Investments

Investments are recorded at the lower of cost and market value.

Measurement Uncertainty

The amounts recorded for depletion and depreciation of property, plant and equipment for future site restoration and abandonment are based on estimates of reserves and future costs. By their nature, these estimates and those related to the future cash flows used to assess impairment are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

Financial Instruments and Financial Risk

i) Fair value of financial instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

ii) Concentration

The Company's revenue is dependent on a wide customer base and bad debts have not been significant. As such, concentrations of credit risk are considered to be minimal. Revenue is also dependent on the price and demand for oil and natural gas. Any substantial reduction in either the price of oil and natural gas or the volume sold could adversely affect the Company's operating results.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

Flow Through Shares

A portion of the Company's exploration and development activities is financed through proceeds received from the issue of flow through shares. Under the terms of the flow through share issues, the tax attributes of the related expenditures are renounced to the share subscribers. To recognize the forgone tax benefits, the carrying value of the Company's petroleum properties and equipment and the flow through shares issued are recorded net of the tax benefit of the renouncements when the qualifying expenditures occur.

NOTE 3 - DUE FROM (TO) RELATED PARTIES

The balances so classified are comprised of:

	2000	1999
Due from related parties		
Goldspark Limited	$ -	$ 48,713
Due (to) from related parties (current liabilities)		
Drillsearch Energy N.L.	$ (115,214)	$ (81,960)
Pemberly Resources Pty. Limited	(659)	(659)
Drillsearch Energy (Canada) Inc.	(645,000)	-
Drillsearch Energy N.L.-Canadian Branch Operation	14,302	-
	$ (746,571)	$ (82,619)

Drillsearch Energy N.L., an Australian public company, is the ultimate parent of Circumpacific Energy Corporation. Goldspark Limited and Pemberly Resources Pty. Limited are companies with which the President and a director of Circumpacific Energy Corporation are associated.

During the year the Company paid $ 25,000 (1999 - $75,048) in management fees to its President and companies related to him.

During the year, the Company received $39,164 (1999 - $189,082) in overhead recovery fees from Drillsearch Energy N.L - Canadian Branch Operations, and $ 244,187 (1999 - $Nil) from Drillsearch Energy (Canada) Inc. the total intercompany overhead recoveries was $ 283,351 (1999 - $Nil). The Company sold its residual interest in the Albanian oil project to Drillsearch Energy-N.L for $513,174.

During the year the Company paid $ 20,784 (1999 - $19,700) in fees to various directors.

Included in accounts receivable is $ 25,299 (1999 - $18,811) due from Drillsearch Energy N.L. - Canadian Branch Operations.

The amount due from Goldspark Limited was due on demand and accrued interest at 6.5% per annum.

NOTE 4 - INVESTMENTS

Investments are comprised of:

	2000	1999
2,158,000 (1999 - 1,858,000) shares of Drillsearch Energy N.L., an Australian corporation, market value of $82,163 (1999 - $88,255)	$ 99,427	$ 88,255

Drillsearch Energy N.L., the ultimate parent of Circumpacific Energy Corporation, is listed on the Australian Stock Exchange.

NOTE 5 - PETROLEUM PROPERTIES AND EQUIPMENT

Petroleum properties and equipment are comprised of:

	2000			1999
	Cost	Accumulated Depletion & Amortization	Net Book Value	Net Book Value
Petroleum properties and equipment	$8,959,007	$3,173,486	$5,785,521	$4,434,124
Office furniture and equipment	191,737	119,610	72,127	60,770
	$9,150,744	$3,293,096	$5,857,648	$4,494,894

NOTE 6 – BANK LOAN

The bank loan consists of:

	2000	1999
Revolving line of credit	$ 1,900,000	$1,250,000

The Company has a revolving line of credit of $3,000,000 (1999 - $1,800,000) with a Canadian financial institution bearing interest at bank prime rate plus 0.75% per annum. The loan is secured by the Company's oil and gas properties. Interest paid in the year on this loan totalled $127,608 (1999 - $75,435).

NOTE 7 - CAPITAL STOCK

Authorized:

The authorized shares consist of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

Issued:

Common Shares:

	2000		1999	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	16,258,923	$4,576,859	16,258,923	$4,576,859
Issued during the year				
- for flow-through shares	3,000,000	600,000	-	-
- for past consulting services	500,000	125,000	-	-
Tax benefit renounced	-	(267,720)	-	-
Balance, end of year	19,758,923	$5,034,139	16,258,923	$4,576,859

The Company issued 3,000,000 Flow Through Shares at $0.20 per share with a placement date of October 19, 1999 and a commitment date of November 2, 1999. A one-half common share purchase warrant is attached to each Flow Through Share. The warrants are not saleable or transferable. In accordance with the terms of its Flow Through share offerings, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce $ 600,000, for income tax purposes, exploration and development expenditures incurred to holders of its flow through shares.

The carrying value of petroleum properties and equipment and share capital have been reduced by $ 267,720 at June 30, 2000 to reflect the tax benefits of the expenditures renounced (1999-$Nil).

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2000 and 1999

NOTE 7 - CAPITAL STOCK (Cont'd)

As at June 30, 2000, the following non-transferable share purchase options to directors, officers and employees were outstanding:

Number Outstanding	Exercise Price per Share	Expiry Date
100,000	$0.20	January 24, 2001
1,350,892	$0.20	October 8, 2003
1,570,000	$0.25	March 7, 2003

As at June 30, 2000, the following share purchase warrants were outstanding:

Warrants Outstanding: 1,500,000

Terms:	1,250,000	- exercisable at $0.20 on or before October 1, 2000
		- exercisable at $0.25 on or before October 1, 2001
	250,000	- exercisable at $0.20 on or before November 2, 2000
		- exercisable at $0.25 on or before November 2, 2001

NOTE 8 - COMMITMENTS

As at June 30, 2000 the Company had commitments for rental of office space and equipment leases. The minimum payments for the next five years are as follows:

2001	$ 81,526
2002	79,942
2003	25,834
2004	Nil
2005	Nil

NOTE 9 – INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the combined Canadian federal and provincial income tax rate of 44.62% (1999-44.62%) to income before income taxes. The difference results from the following items:

	2000	1999
Computed Expected Provision for Income Taxes	$ 180,389	$ -
Increase (decrease) in Tax Resulting From:		
Non-deductible Crown Payments	14,075	-
Alberta Royalty Tax Credit	(4,605)	-
Resource Allowance	(189,814)	-
	$ -	$ -

The Company has tax pools of approximating $6.4 million which are available for application against future years' taxable income.

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2000 and 1999

NOTE 10 – HEDGING

In July 1999, the Company entered into an one year fixed price contract for 2,000 barrels per month at US $19.55 per barrel to hedge against fluctuation of crude oil prices. The contract ended on July 31, 2000.

NOTE 11– COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

NOTE 12 – UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1999 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

NOTE 13 – SUBSEQUENT EVENT

a) Subsequent to the fiscal year end, 50,000 options were exercised for the purchase of 50,000 shares at $ 0.20 per share.

b) On July 28, 2000, the Company agreed to extend its Farm Out Option and Participation Agreement dated March 28, 2000, between the Company, Oiltec Resources Limited and Talisman Energy Inc. *until August 10, 2000. Subsequently pursuant to that Agreement the test well designated Talisman* Oiltec Lambert 5-4-22 W5M was spudded on August 1, 2000 and the Company committed to expend its proportionate share of AFE'ed expenditure on that well. Such share is estimated to be in the range $900,000 to $1,000,000.

c) Effective August 1, 2000, the Company entered two hedging contracts as follows:

Effective Date	Oil Quantity Per month	Hedging Price	Term
August 1, 2000	2,000 barrels	US $26.68	1 year
August 1, 2000	400 barrels	US $27.88	3 months

d) On September 7, 2000, the Company entered an in principle agreement with Pan Canadian Petroleum Limited to lease 25 sections (25 sq. miles) of petroleum and natural gas rights in Alberta for total lease fees of $226,000. The initial term of the leases is 2 years from September 1, 2000 and any spending limit that are productive or capable of producing will continue thereafter so long as they remain productive.

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended June 30, 2000 and 1999

	2000	1999
Communications	$ 17,678	$ 16,994
Computer services	30,149	30,284
Consulting fees	31,823	51,215
Corporate	24,355	35,812
Directors' fees and expenses	35,784	19,700
Equipment rental and lease costs	5,484	5,763
Insurance	11,322	1,951
Management fees	25,000	46,825
Occupancy costs	85,304	68,985
Office and miscellaneous	15,168	11,385
Professional fees	56,825	68,999
Reserve evaluation and property records	14,211	13,610
Salaries and benefits	246,150	244,948
Travel and promotion	29,607	17,353
	628,860	633,824
Less: Overhead recovery	(333,585)	(211,791)
	$ 295,275	$ 422,033

Schedule "B"

CIRCUMPACIFIC ENERGY CORPORATION

FINANCIAL STATEMENTS

For the three month period ended September 30, 2000

(Unaudited)

REVIEW ENGAGEMENT REPORT

To the Directors of **Circumpacific Energy Corporation**:

We have reviewed the balance sheet of Circumpacific Energy Corporation as at September 30, 2000 and the statements of operations, deficit and cash flows for the three month period then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

As described in Note 1, the accompanying financial statements have been prepared in accordance with the instructions from Section 1751 of the CICA Handbook, accordingly the comparative balance sheet presented is for the preceding fiscal year ended June 30, 2000. The financial statements for the year ended June 30, 2000 were audited by us and we expressed an unqualified opinion on them in our report dated August 18, 2000, but we have not performed any auditing procedures since that date. The financial statements for the three month period ended September 30, 2000 should be read in conjunction with the audited annual financial statements for the year ended June 30, 2000.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principles.

SADOVNICK TELFORD + SKOV

CHARTERED ACCOUNTANTS

Vancouver, B.C.

December 21, 2000

CIRCUMPACIFIC ENERGY CORPORATION

BALANCE SHEETS

as at September 30 and June 30, 2000

(Unaudited)

	Sept 30,2000	June 30,2000
ASSETS		
CURRENT		
Cash	$ 413,139	$ 893,670
Accounts receivable	304,835	265,180
Exploration advance	303,858	-
Prepaid expenses and advances	428,800	219,994
	1,450,632	1,378,844
DUE FROM RELATED PARTIES	76,157	-
INVESTMENTS	99,427	99,427
PETROLEUM PROPERTIES AND EQUIPMENT	6,020,453	5,857,648
	$7,646,669	$7,335,919
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 192,187	$ 213,946
Due to related parties	-	746,571
	192,187	960,517
BANK LOAN	2,750,000	1,900,000
	2,942,187	2,860,517
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	5,044,139	5,034,139
SPECIAL WARRANTS SUBSCRIPTIONS	188,683	-
DEFICIT	(528,340)	(558,737)
	4,704,482	4,475,402
	$7,646,669	$7,335,919

APPROVED BY THE DIRECTORS:

(Signed) Charles Ross — *(Signed) Malcolm Fraser*

Charles Ross, Director — Malcolm Fraser, Director

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF DEFICIT

for the three month periods ended September 30, 2000 and 1999

(Unaudited)

	September 30 2000	September 30 1999
BALANCE – BEGINNING OF PERIOD	$ 558,737	$ 963,015
Net earnings for the period	(30,397)	(37,801)
BALANCE – END OF PERIOD	$ 528,340	$ 925,214

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF OPERATIONS

for the three month periods ended September 30, 2000 and 1999

(Unaudited)

	3 month period ended September 30 2000	3 month period ended September 30 1999
REVENUE		
Oil and gas	$ 823,437	$ 511,595
Royalties	(147,207)	(105,780)
Other income	117	6,215
	676,347	412,030
EXPENSES		
General and administrative (Schedule)	216,597	57,218
Interest and financing	43,940	21,552
Operating (Schedule)	186,563	130,608
	447,100	209,378
CASH FLOW GENERATED FROM OPERATIONS	229,247	202,652
AMORTIZATION AND DEPLETION	(198,850)	(164,851)
NET EARNINGS FOR THE PERIOD	$ 30,397	$ 37,801
BASIC AND FULLY DILUTED EARNINGS PER SHARE	$ 0.00	$ 0.00

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENT OF CASH FLOWS

for the three month periods ended September 30, 2000 and 1999

(Unaudited)

	Sept 30,2000	Sept 30, 1999
OPERATING ACTIVITIES		
Net earnings for the period	$ 30,397	$ 37,801
Items not affecting cash		
Amortization and depletion	198,850	164,851
Cash flow from operations	229,247	202,652
Changes in non-cash working capital items	(574,078)	69,519
	(344,831)	272,171
INVESTING ACTIVITIES		
Acquisition of petroleum properties and equipment	(361,655)	(125,703)
	(361,655)	(125,703)
FINANCING ACTIVITIES		
Bank loan advances (repayment)	850,000	(100,000)
Repayment of advances from related parties	(822,728)	(16,000)
Issuance of capital stock	10,000	-
Special warrants subscriptions	188,683	-
	225,955	(116,000)
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	(480,531)	30,468
CASH – BEGINNING OF PERIOD	893,670	36,510
CASH – END OF PERIOD	$ 413,139	$ 66,978

CIRCUMPACIFIC ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

As at September 30, 2000

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Section 1751 of the CICA Handbook. Accordingly, certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report for the year ended June 20, 2000.

In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three month period ended September 30, 2000 are not necessarily indicative of the results that can be expected for the year ended June 30, 2001.

Note 2 – LAMBERT WELL

The company in the period advanced $502,818 as its 20% working interest share of the cost of drilling an initial well under its agreement to earn a 14% interest in this property. The Lambert project is operated by Talisman Energy Inc, which holds a 50% working interest.

NOTE 3 – HEDGING CONTRACTS

On August 1, 2000, the Company entered into two fixed price contacts to sell crude oil to hedge against price fluctuation:

Effective Date	Oil Quantity Per month	Hedging Price	Term
August 1, 2000	2,000 barrels	US $26.68	1 year
August 1, 2000	400 barrels	US $27.88	3 months

NOTE 4 – SUBSEQUENT EVENTS

a) The Company issued a total of 3,888,000 Special Warrants on October 4, 2000 at a price of $0.33 per Special Warrant for total proceeds of $ 1,283,040. Each Special Warrant is convertible into one Unit, comprising one common share and one-half non-transferable share purchase warrant. One share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 4, 2001, and at a price of $0.50 per share thereafter to April 4, 2002.

The agent for this offering was paid a fee of $0.03 per Special Warrant and was issued 388,800 Special Warrants in consideration of its services.

b) The Company issued a total of 2,928,000 Special Warrants on October 25, 2000 at a price of $0.36 per Special Warrant for total proceeds of $ 1,054,080. Each Special Warrant is convertible into one Unit, comprising one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 25, 2001, and at a price of $0.50 per share thereafter to April 25, 2002.

A subsidiary company of Drillsearch Energy N.L., the ultimate parent of the company, acquired

1,111,000 Special Warrants of this offering.

A finder's fee of 27,100 Special Warrants was paid in connection with a portion of this offering.

c) North Ricinus area, Alberta Farmin

In November, 2000, the Company earned a 25% working interest in 5 sections of petroleum leases in Alberta by agreeing to contribute $272,000 to the cost of seismic survey of the prospect.

d) Private Placement Flow Through Offering

The company intends to offer 5,715,000 flow through common shares on a private placement basis, at a price of $0.35 per share. The Company's agent will receive a cash financing fee of 9% and will receive a warrant for the purchase of an amount of shares equal to 10% of the number of shares sold in the offering. The broker's warrant will be exercisable at a price of $0.35 per share in the first twelve months and at a price of $0.50 per share for the ensuing six months. In accordance with the terms of this offering, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce all exploration and development expenditures incurred from the proceeds of this offering to the purchasers of the flow through shares.

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF OPERATING EXPENSES

For the three month periods ended September 30, 2000 and 1999

(Unaudited)

	2000	1999
Chemicals and dewaxing	$ 10,993	$ 2,925
Contract operating	20,494	5,848
Emulsion treating	18,094	10,235
Equipment rentals, parts and supplies	5,516	1,860
Fuel/lease fuel	10,062	151
Gas gathering and processing charges	15,370	13,282
Lease rentals	11,214	7,264
Miscellaneous	11,029	3,892
Overhead	11,438	9,348
Power and utilities	9,186	6,608
Property taxes	11,752	15,981
Partner operated expenses	7,858	30,506
Repairs and maintenance	33,396	5,327
Remedial and workover	7,893	9,336
Trucking	18,996	15,513
Process recoveries	(16,728)	(7,468)
	$ 186,563	$ 130,608

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the three month periods ended September 30, 2000 and 1999

(Unaudited)

	2000	1999
Communications	$ 4,549	$ 2,597
Computer services	18,063	5,708
Consulting fees	43,628	2,625
Corporate	53,517	3,525
Directors' fees and expenses	4,500	4,067
Equipment rental and lease costs	1,450	1,462
Insurance	1,592	3,313
Occupancy costs	21,369	21,675
Office and miscellaneous	7,177	2,222
Professional fees	15,857	2,008
Reserve evaluation	4,221	3,561
Salaries and benefits	46,520	59,239
Travel and promotion	5,231	3,126
	227,674	115,128
Less: Overhead recovery	(11,077)	(57,910)
	$ 216,597	$ 57,218